As filed with the Securities and Exchange Commission on June 23, 1998
                   Registration File Nos. 33-86696/811-8878


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       ---------------------------------
                         PRE-EFFECTIVE AMENDMENT NO. 3

                                   FORM S-6

                       ---------------------------------
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                       ---------------------------------
                           AUSA SERIES LIFE ACCOUNT
                             (Exact Name of Trust)

                       AUSA LIFE INSURANCE COMPANY, INC.
                              (Name of Depositor)

                             4 Manhattanville Road
                           Purchase, New York  10577
         (Complete Address of Depositor's Principal Executive Offices)

                            Thomas E. Pierpan, Esq.
                              Assistant Secretary
                       AUSA Life Insurance Company, Inc.
                                 P.O. Box 9054
                        Clearwater, Florida 34618-9054
               (Name and Complete Address of Agent for Service)

                                  Copies to:

                             Stephen E. Roth, Esq.
                       Sutherland, Asbill & Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2404

                       ---------------------------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       CROSS REFERENCE TO ITEMS REQUIRED

                                BY FORM N-8B-2

N-8B-2 ITEM                     CAPTION IN PROSPECTUS
-----------                     ---------------------

1                       Cover Page; The Series Account

2                       Cover Page; AUSA Life Insurance Company, Inc.

3                       Not Applicable

4                       Distribution of the Policies

5                       The Series Account

6                       The Series Account

7                       Not Applicable

8                       Not Applicable

9                       Legal Proceedings

10 Introduction; Policy Benefits; Payment and Allocation of Premiums; Investments of the Series Account; Policy Rights

11                      The Series Account; WRL Series Fund, Inc.

12                      The Series Account; WRL Series Fund, Inc.

13 Charges and Deductions; The Series Account; Investments of the Series Account

14                      Introduction; Allocation of Premiums and Cash Values

15                      Allocation of Premiums and Cash Value

16                      The Series Account

17                      Cash Value; The Series Account; Policy Rights

18                      Payment and Allocation of Premiums; Cash Value

19                      Voting Rights of the Series Account; Reports and Records

20                      Not Applicable

N-8B-2 ITEM                        CAPTION IN PROSPECTUS
-----------                        ---------------------

21                      Loan Privileges

22                      Not Applicable

23                      Safekeeping of the Series Account's Assets

24                      Policy Rights

25                      AUSA Life Insurance Company, Inc.

26                      Not Applicable

27                      AUSA Life Insurance Company, Inc.; The Series Account;
                        WRL Series Fund, Inc.

28 AUSA Life Insurance Company, Inc.; Executive Officers and Directors of AUSA Life

29                      AUSA Life Insurance Company, Inc.

30                      Not Applicable

31                      Not Applicable

32                      Not Applicable

33                      Not Applicable

34                      Not Applicable

35                      AUSA Life Insurance Company, Inc.

36                      Not Applicable

37                      Not Applicable

38                      Distribution of the Policies

39                      Distribution of the Policies

40                      Not Applicable

41                      Distribution of the Policies; AUSA Life Insurance
                        Company, Inc.

42                      Not Applicable

43                      Not Applicable

N-8B-2 ITEM                   CAPTION IN PROSPECTUS
-----------                   ---------------------

44                      Cash Value

45                      Not Applicable

46                      Cash Value

47                      Introduction; Allocation of Premiums and Cash Values

48                      Not Applicable

49                      Not Applicable

50                      Not Applicable

51 Introduction; AUSA Life Insurance Company, Inc.; Policy Benefits; Charges and Deductions

52                      The Series Account; WRL Series Fund, Inc.

53                      Federal Tax Matters

54                      Not Applicable

55                      Not Applicable

56                      Not Applicable

57                      Not Applicable

58                      Not Applicable

59                      Not Applicable

                        AUSA FREEDOM WEALTH PROTECTORSM
                          JOINT SURVIVORSHIP FLEXIBLE
                             PREMIUM VARIABLE LIFE
                               INSURANCE POLICY


                                   Issued by
                       AUSA LIFE INSURANCE COMPANY, INC.
                             4 Manhattanville Road
                           Purchase, New York 10577
                                1-800-322-7160



     The joint survivorship flexible premium variable life insurance policy ("Policy") issued by AUSA Life Insurance Company, Inc. ("AUSA Life") and described in this Prospectus is designed to provide lifetime insurance protection and maximum flexibility in connection with premium payments and death benefits. A Policyowner may, subject to certain restrictions, vary the timing and amount of premium payments and increase or decrease the level of life insurance benefits payable under the Policy. This flexibility allows a Policyowner to provide for changing insurance needs under a single life insurance policy. The minimum Specified Amount for a Policy at issue is generally $100,000.


     The Policy provides a death benefit payable upon the death of the Surviving Insured, and a Net Surrender Value that can be obtained by completely or partially surrendering the Policy. Net premiums are allocated according to the Policyowner's directions among the Sub-Accounts of the AUSA Series Life Account ("Series Account"), or to a fixed interest account ("Fixed Account") or a combination of both. With respect to amounts allocated to Sub-Accounts of the Series Account, the amount of the death benefit may, and the Cash Value will, vary to reflect both the investment experience of the Sub-Accounts and the timing and amount of additional premium payments. However, as long as the Policy remains In Force, AUSA Life guarantees that the death benefit will never be less than the Specified Amount of the Policy. While additional premium payments are not required under the Policy, additional premium payments may be necessary to prevent Lapse if there is insufficient Net Surrender Value.


     The Policy provides a free-look period. The Policyowner may cancel the Policy within 10 days after the Policyowner receives it, or 10 days after AUSA Life mails or delivers a written notice of withdrawal right to the Policyowner, or within 45 days after signing the application, whichever is latest.


     The assets of each Sub-Account of the Series Account will be invested solely in a corresponding Portfolio of the WRL Series Fund, Inc. (the "Fund"). The Prospectus for the Fund describes the investment objectives and the risks of investing in the Portfolios of the Fund corresponding to the Sub-Accounts currently available under the Policy. The Policyowner bears the entire investment risk for all amounts allocated to the Series Account; there is no guaranteed minimum Cash Value.


     It may not be to your advantage to replace existing insurance or supplement an existing flexible premium variable life insurance policy with a policy described in this Prospectus.


     Please read this Prospectus and the Prospectus for the Fund carefully and retain for future reference.



     The Policy is not a deposit or obligation of, or guaranteed or endorsed by, any bank or depository institution, and the Policy is not Federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency, and involves investment risk, including possible loss of principal amount invested.


     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. No dealer, salesperson or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied upon.


     THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY THE CURRENT PROSPECTUS FOR THE WRL SERIES FUND, INC. CERTAIN PORTFOLIOS MAY NOT BE AVAILABLE IN ALL STATES. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

                             Prospectus Dated July   , 1998

                               TABLE OF CONTENTS





                                                      PAGE
                                                     -----

DEFINITIONS ........................................    1
INTRODUCTION .......................................    3
INVESTMENT EXPERIENCE INFORMATION ..................    7
 Rates of Return ...................................    7
 Death Benefit, Cash Value and Net Surrender
     Value Illustrations ...........................    8
 Other Performance Data ............................   13
AUSA LIFE AND THE
SERIES ACCOUNT .....................................   14
 AUSA Life Insurance Company, Inc. .................   14
 The Series Account ................................   14
POLICY BENEFITS ....................................   14
 Death Benefit .....................................   14
 When Insurance Coverage Takes Effect ..............   16
 Terminal Illness Accelerated Death
     Benefit Rider .................................   17
 Cash Value ........................................   17
INVESTMENTS OF THE SERIES ACCOUNT ..................   18
 WRL Series Fund, Inc. .............................   18
 Addition, Deletion, or Substitution
     of Investments ................................   21
PAYMENT AND ALLOCATION OF PREMIUMS .................   21
 Issuance of a Policy ..............................   21
 Premiums ..........................................   21
 Allocation of Premiums and Cash Value .............   22
 Dollar Cost Averaging .............................   24
 Asset Rebalancing Program .........................   24
 Policy Lapse and Reinstatement ....................   25
CHARGES AND DEDUCTIONS .............................   26
 Premium Expense Charge ............................   26
 Contingent Surrender Charges ......................   26
 Cash Value Charges ................................   27
 Optional Cash Value Charges .......................   28
 Charges Against the Series Account ................   28
 Expenses of the Fund ..............................   28
 Group or Sponsored Policies .......................   29
 Associate Policies ................................   29
POLICY RIGHTS ......................................   29
 Loan Privileges ...................................   29
 Surrender Privileges ..............................   30
 Examination of Policy Privilege ("Free-Look") .....   31
 Conversion Rights .................................   31
 Policy Split Option ...............................   31
 Benefits at Maturity ..............................   32
 Payment of Policy Benefits ........................   32


                                                      PAGE
                                                     -----

GENERAL PROVISIONS .................................   32
 Postponement of Payments ..........................   32
 The Contract ......................................   32
 Suicide ...........................................   33
 Incontestability ..................................   33
 Change of Owner or Beneficiary ....................   33
 Assignment ........................................   33
 Misstatement of Age or Sex ........................   33
 Reports and Records ...............................   33
 Optional Insurance Benefits .......................   33
THE FIXED ACCOUNT ..................................   33
 Fixed Account Value ...............................   34
 Minimum Guaranteed and Current
     Interest Rates ................................   34
 Allocations, Transfers and Withdrawals ............   34
DISTRIBUTION OF THE POLICIES .......................   34
FEDERAL TAX MATTERS ................................   35
 Introduction ......................................   35
 Tax Charges .......................................   35
 Tax Status of the Policy ..........................   35
 Tax Treatment of Policy Benefits ..................   36
 Possible Tax Law Changes ..........................   38
 Employment-Related Benefit Plans ..................   38
SAFEKEEPING OF THE SERIES
ACCOUNT'S ASSETS ...................................   38
VOTING RIGHTS OF THE SERIES ACCOUNT ................   38
STATE REGULATION OF AUSA LIFE ......................   39
REINSURANCE ........................................   39
EXECUTIVE OFFICERS AND DIRECTORS
OF AUSA LIFE .......................................   39
LEGAL MATTERS ......................................   40
LEGAL PROCEEDINGS ..................................   40
EXPERTS ............................................   40
ADDITIONAL INFORMATION .............................   40
YEAR 2000 MATTERS ..................................   40
INFORMATION ABOUT
AUSA LIFE'S
FINANCIAL STATEMENTS ...............................   40
APPENDIX A - ILLUSTRATION
OF BENEFITS ........................................   41
APPENDIX B - WEALTH INDICES OF
INVESTMENTS IN THE U.S. CAPITAL
MARKETS ............................................   44
INDEX TO FINANCIAL
STATEMENTS .........................................   46



             The Policy is available only in the State of New York.

                                  DEFINITIONS


      ACCOUNTS -- Allocation options including the Fixed Account and Sub-Accounts of the Series Account.



      ADMINISTRATIVE OFFICE -- The administrative office of AUSA Life whose mailing address is P. O. Box 9054, Clearwater, Florida 33758-9054.



      ATTAINED AGE -- For each Joint Insured, the Issue Age plus the number of completed Policy years.


      ANNIVERSARY -- The same day and month as the Policy Date for each succeeding year the Policy remains In Force.


      BENEFICIARY -- The person or persons specified by the Owner as entitled to receive the death benefit proceeds under the Policy.


CASH VALUE -- The sum of the values in each Sub-Account plus the Policy's value in the Fixed Account.


      FIXED ACCOUNT -- An allocation option other than the Series Account. Part of AUSA Life's General Account.


      FUND -- WRL Series Fund, Inc., a registered management investment company in which the assets of the Series Account are invested.


      GENERAL ACCOUNT -- The assets of AUSA Life other than those allocated to the Series Account or any other separate account.


      GUIDELINE PREMIUM -- The level annual premium payment necessary to provide the benefits selected by the Policyowner under the Policy through its Maturity Date, based on the particular facts relating to the Insureds and certain assumptions allowed by law. The dollar amount of the Guideline Premium is shown on the Policy's Schedule Page.


      IN FORCE -- Condition under which the coverage is active and both Insureds' lives remain insured.


      INITIAL PREMIUM -- The amount which must be paid before coverage begins.


      ISSUE AGE -- For each Joint Insured, issue age refers to the age on the Insured's birthday nearest the Policy Date.


      JOINT INSUREDS -- The persons whose lives are insured under the Policy.

      LAPSE -- Termination of the Policy at the end of the grace period.

      LOAN RESERVE -- A part of the Fixed Account to which amounts are transferred as collateral for Policy loans.

      MATURITY DATE -- The date when coverage under the Policy will terminate if either of the Insureds is living and the Policy is In Force.

      MONTHLY ANNIVERSARY OR MONTHIVERSARY -- The same date in each succeeding month as the Policy Date. For purposes of the Series Account, whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed to be the next Valuation Date.



      NET PREMIUM -- The portion of the premium available for allocation to either the Fixed Account or the Sub-Accounts of the Series Account equal to the premium paid by the Policyowner less the applicable premium expense charges.


      NET SURRENDER VALUE -- The amount payable upon surrender of the Policy equal to the Cash Value as of the date of surrender, less any surrender charge, and less any outstanding Policy loan, plus any unearned loan interest.



      NO LAPSE DATE -- Either, (1) the later of attained target premium age 65 or five Policy years, or (2) the later of attained target premium age 75 or five Policy years, as selected by the Policyowner at time of application for the Policy.


      NO LAPSE PERIOD -- The period of time between the Policy Date and the No Lapse Date, during which the Policy will not Lapse if certain conditions are met, even though Net Surrender Value is insufficient to meet the monthly deduction.


      PLANNED PERIODIC PREMIUM -- A scheduled premium of a level amount at a fixed interval over a specified period of time.


      POLICY -- The joint survivorship flexible premium variable life insurance policy offered by AUSA Life and described in this Prospectus.


      POLICY DATE -- The date set forth in the Policy when insurance coverage is effective and monthly deductions commence under the Policy. The Policy Date is used to determine Policy years and Policy Months. Policy Anniversaries are measured from the Policy Date.


      POLICY MONTH -- A month beginning on the Monthly Anniversary.


      POLICYOWNER(S) ("OWNER(S)") -- The person(s) who owns the Policy, and who may exercise all rights under the Policy while either or both Joint Insureds are living. If two Owners are named, the Policy will be owned jointly and the consent of each Owner will be required to exercise ownership rights.


      PORTFOLIO -- A separate investment portfolio of the Fund.


      RECORD DATE -- The date the Policy is recorded on the books of AUSA Life as an In Force Policy.

      SERIES ACCOUNT -- AUSA Series Life Account, a separate investment account established by AUSA Life to receive and invest Net Premiums allocated under the Policy.


      SPECIFIED AMOUNT -- The minimum death benefit payable under the Policy as long as the Policy remains In Force. The death benefit proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges.


      SUB-ACCOUNT -- A sub-division of the Series Account. Each Sub-Account invests exclusively in the shares of a specified Portfolio of the Fund.

      SURVIVING INSURED -- The Joint Insured who remains alive after the other Joint Insured has died.

      TERMINATION -- Condition when either of the Joint Insured's lives is no longer insured under the coverage provided.

      VALUATION DATE -- Each day on which the New York Stock Exchange is open for business.

      VALUATION PERIOD -- The period commencing at the end of one Valuation Date and continuing to the end of the next succeeding Valuation Date.

                                 INTRODUCTION

 1. WHAT IS THE DIFFERENCE BETWEEN THE POLICY AND A CONVENTIONAL FIXED-BENEFIT POLICY PRIOR TO THE DEATH OF AN INSURED?


     Like conventional fixed-benefit life insurance, as long as the Policy remains In Force, the Policy can provide: (1) the accumulation of Cash Value; and (2) surrender rights and Policy loan privileges.


     The Policy differs from conventional fixed-benefit life insurance by allowing Policyowners to allocate Net Premiums to one or more Sub-Accounts of the Series Account, or to the Fixed Account, or to a combination of both. Each Sub-Account invests in a designated Portfolio of the Fund. The amount and/or duration of the life insurance coverage and the Cash Value of the Policy are not guaranteed and may increase or decrease depending upon the investment experience of the Series Account. Accordingly, the Policyowner bears the investment risk of any depreciation in value of the underlying assets of the Series Account but reaps the benefits of any appreciation in value. (See Allocation of Premiums and Cash Value - Allocation of Net Premiums, p. 22.) Unlike conventional fixed-benefit life insurance, a Policyowner also has the flexibility, subject to certain restrictions (see Premiums - Premium Limitations, p. 22), to vary the frequency and amount of premium payments and to decrease the Specified Amount. Thus, unlike conventional fixed-benefit life insurance, the Policy does not require a Policyowner to adhere to a fixed premium schedule. Moreover, the failure to pay a scheduled premium ("Planned Periodic Premium") will not itself cause the Policy to lapse, although additional premium payments may be necessary to prevent lapse if Net Surrender Value is insufficient to pay certain monthly charges, and a grace period expires without a sufficient payment. (See Policy Lapse and Reinstatement - Lapse, p. 25.)

 2. WHAT IS THE DIFFERENCE BETWEEN THE POLICY AND A CONVENTIONAL FIXED-BENEFIT POLICY UPON THE DEATH OF AN INSURED?

     Under a conventional fixed-benefit life insurance Policy, only one person is insured. Upon the insured's death, the Policy terminates and the death benefit is paid to the beneficiary. Under a joint survivorship Policy, two people are insured. When one of the two insureds dies with the other insured still living, no death benefit is paid, and the Policy continues without any change in the Policy provisions, charges or cash value accumulation. The Owner(s) may continue to pay premiums, as necessary or desired, and exercise all rights as Owner(s) under the Policy.

 3.  WHAT DEATH BENEFIT OPTIONS ARE AVAILABLE UNDER THE POLICY?

     The Policy provides the payment of benefits upon the death of the Surviving Insured. The Policy contains two death benefit options. Under Death Benefit Option A, the death benefit is the greater of the Specified Amount of the Policy or a specified percentage times the Cash Value of the Policy on the date of death of the Surviving Insured. Under Death Benefit Option B, the death benefit is the greater of the Specified Amount of the Policy plus the Cash Value of the Policy on the date of death of the Surviving Insured or a specified percentage times the Cash Value of the Policy on the date of death of the Surviving Insured. As long as the Policy remains In Force, the minimum death benefit payable under either option will be the current Specified Amount. The amount of death benefit will be reduced by any outstanding indebtedness and any due and unpaid charges, and increased by any additional insurance benefits added by rider and any unearned loan interest. Under AUSA Life's current rules, the minimum Specified Amount for a Policy at issue is generally $100,000. The minimum Specified Amount will be set forth in the Policyowner's Policy. (See Policy Benefits - Death Benefit, p. 14.)

     Optional insurance benefits offered under the Policy include a Joint
            Insured Term Rider; an Individual Insured Rider; and a Wealth Protector Rider. (See Optional Cash Value Charges - Optional Insurance Benefits, p. 28.) The cost of these optional insurance benefits will be deducted from Cash Value as part of the monthly deduction. (See Charges and Deductions - Cash Value Charges, p. 27.)

     A Terminal Illness Accelerated Death Benefit Rider is automatically included with every Policy at no additional charge. This rider makes a "Single Sum Benefit" available prior to an Insured's death if the Insured has incurred a condition resulting from illness which, as determined by a Physician, has reduced the Insured's life expectancy as defined in the rider. (See Policy Benefits - Terminal Illness Accelerated Death Benefit Rider, p. 17.)

     Benefits under the Policy may be paid in a lump sum or under one of the settlement options set forth in the Policy. (See Payment of Policy Benefits - Settlement Options, p. 32.)

 4.  HOW MAY THE AMOUNT OF THE DEATH BENEFIT AND CASH VALUE VARY?

     Under either death benefit option, as long as the Policy remains In Force, the death benefit will not be less than the current Specified Amount of the Policy. The amount of death benefit will be reduced by any outstanding policy loan, plus any unearned loan interest, and any due and unpaid charges. The death benefit may, however, exceed the Specified Amount under certain circumstances. The amount by which the death benefit exceeds the Specified Amount depends upon the option chosen and the Cash Value of the Policy. (See Policy Benefits - Death Benefit, p. 14.)

     The Policy's Cash Value in the Series Account will reflect the amount and frequency of premium payments,
       the investment experience of the chosen Sub-Accounts of the Series Account, any partial surrenders, and any charges imposed in connection with the Policy. The entire investment risk for amounts allocated to the Sub-Accounts of the Series Account is borne by the Policyowner; AUSA Life does not guarantee a minimum Cash Value. (See Policy Benefits - Cash Value, p. 17.)

 5. WHAT FLEXIBILITY DOES A POLICYOWNER HAVE TO ADJUST THE AMOUNT OF THE DEATH BENEFIT?

     The Policyowner has the flexibility to adjust the death benefit payable by changing the Death Benefit Option type, by decreasing the Specified Amount of the Policy or by adding riders to increase the total death benefit payable. No such change or decrease may be requested during the first three Policy years. The Policyowner may either change the death benefit option or decrease the Specified Amount, but not both, only once each Policy year after the third Policy year. (See Death Benefit - Change in Death Benefit Option, p. 15.)

 6.  WHAT FLEXIBILITY DOES A POLICYOWNER HAVE IN CONNECTION WITH PREMIUM
          PAYMENTS?

     A Policyowner has considerable flexibility concerning the amount and frequency of premium payments. An Initial Premium at least equal to a minimum monthly first year premium as set forth in the Policy must be paid before insurance coverage is In Force. (See Policy Benefits - When Insurance Coverage Takes Effect, p. 16.) Thereafter, a Policyowner may, subject to certain restrictions, make premium payments in any amount and at any frequency. (See Payment and Allocation of Premiums - Premiums, p. 21.) Each Policyowner will also determine a Planned Periodic Premium schedule. The schedule will provide Planned Periodic Premium payments of a level amount at a fixed interval over a specified period of time. The amount and frequency of planned premium payments will be set forth in the Policy. The amount and frequency of Planned Periodic Premium payments may be changed upon written request. (See Premiums - Planned Periodic Premiums, p. 22.)

 7.  HOW LONG WILL THE POLICY REMAIN IN FORCE?


     The Policy will Lapse only when Net Surrender Value is insufficient to pay the monthly deduction (see Charges and Deductions - Cash Value Charges, p. 27), providing excess indebtedness does not exceed the Policy's Cash Value, and a grace period expires without a sufficient payment by the Policyowner. (See Loan Privileges - Indebtedness, p. 30.) However, until the No Lapse Date as provided in the Policy, the Policy will remain In Force and no grace period will begin provided the total premiums received (minus any withdrawals and minus any outstanding loans) equal or exceed the minimum monthly guarantee premium shown in the Policy times the number of months since the Policy Date, including the current month. The Policy, therefore, differs in two important respects from a conventional life insurance policy. First, the failure to pay a Planned Periodic Premium will not automatically cause the Policy to Lapse. Second, after the No Lapse Date, the Policy can Lapse even if Planned Periodic Premiums or premiums in other amounts have been paid, if Net Surrender Value is insufficient to pay the monthly deduction, and a grace period expires without a sufficient payment. Such a Lapse could happen if the investment experience has been sufficiently unfavorable to have resulted in a decrease in the Net Surrender Value, or the Net Surrender Value has decreased because not enough premiums have been paid to offset the monthly deduction. If either Insured is alive and the Policy is In Force on the Maturity Date, which is the younger Insured's 100th birthday, the Policy will then terminate and no longer be In Force. Upon request, AUSA Life will extend the Maturity Date as long as there appears to be no unfavorable tax consequences. The Net Surrender Value as of the Maturity Date will be paid to the Policyowner. (See Policy Rights - Benefits at Maturity, p. 31.)


 8.  HOW ARE NET PREMIUMS ALLOCATED?

     The portion of the premium available for allocation ("Net Premium") equals the premium paid less the Premium Expense Charge. (See Charges and Deductions - Premium Expense Charge, p. 26.) The Policyowner initially determines the allocation of the Net Premium among the Sub-Accounts of the Series Account, each of which invests in shares of a designated Portfolio of the Fund, or to the Fixed Account, or a combination. Each Portfolio has a different investment objective. (See Investments of the Series Account - WRL Series Fund, Inc., p. 18.) The allocation of future Net Premiums may be changed without charge at any time by providing AUSA Life with written notification from the Policyowner, or by calling AUSA Life's toll-free number, 1-800-322-7160.

 9.  IS THERE A "FREE-LOOK" PERIOD?

     Yes, the Policy provides a free-look period. The Policyowner may cancel the Policy within 10 days after the Policyowner receives it, or 10 days after AUSA Life mails or delivers a written notice of withdrawal right to the Policyowner. The refund will equal the sum of: (i) the difference between the premiums paid and the amounts allocated to any Accounts under the Policy; (ii) the total amount of monthly deductions made and any other charges imposed on amounts allocated to the Accounts; and (iii) the value of amounts allocated to the Accounts on the date AUSA Life or its agent receives the returned Policy. (See Policy Rights - Examination of Policy Privilege, p. 31.)

10. MAY THE POLICY BE SURRENDERED?

     Yes, the Policyowner may totally surrender the Policy at any time and receive the Net Surrender Value of the Policy. Subject to certain limitations, the Policyowner may also make cash withdrawals from the Policy at any time after the first Policy year and prior to the Maturity Date. (See Policy Rights - Surrender Privileges, p. 30.) If Death Benefit Option A is in effect, cash withdrawals will reduce the Policy's Specified Amount by the amount of the cash withdrawal.

11. WHAT IS THE LOAN PRIVILEGE?


     After the first Policy Anniversary, a Policyowner may obtain a Policy loan in any amount which is not greater than 90% of the Cash Value less any surrender charge and any already outstanding loan. AUSA Life reserves the right to permit a Policy loan prior to the first Policy Anniversary for Policies issued pursuant to a transfer of cash values from another life insurance policy, under Section 1035(a) of the Internal Revenue Code of 1986, as amended. It should be noted, however, that a loan taken from, or secured by, a Policy may be treated as a taxable distribution, and also may be subject to a Federal income tax penalty. (See Federal Tax Matters, p. 35.)

     The interest rate on a loan is 5.66% payable annually in advance. The requested loan amount, plus interest in advance, will be transferred from the Accounts to the Loan Reserve and credited at the end of each Policy year with guaranteed interest at a rate of 4% per year. AUSA Life may from time to time, and in its sole discretion, credit the Loan Reserve with additional interest at a rate higher than 4% per year. The Loan Reserve is currently being credited with a rate higher than 4% per year. The minimum loan amount is generally $500. (See Policy Rights - Loan Privileges, p. 29.) Upon repayment of a loan, amounts in the Loan Reserve in excess of the outstanding value of the loan are currently transferred to the Accounts in the same manner as Net Premium allocations; however, AUSA Life may in the future require these amounts to be transferred to the Fixed Account. (See The Fixed Account, p. 34.)


     There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if projected earnings, taking into account any outstanding loans, are not achieved, as well as adverse tax consequences which occur if a Policy lapses with loans outstanding. (See Federal Tax Matters - Tax Treatment of Policy Benefits, p. 36.)

12. WHAT CHARGES ARE ASSESSED IN CONNECTION WITH THE POLICY?

     Certain charges are deducted from each premium. A Premium Expense Charge equal to 6.00% of the premiums paid through the end of the tenth Policy year is deducted to compensate AUSA Life for distribution expenses incurred in connection with the Policy and for state premium taxes. After the tenth Policy year, the Premium Expense Charge reduces to 2.5%. (See Charges and Deductions - Premium Expense Charge, p. 26.)

     A "surrender charge" (part of which is a contingent deferred sales charge) is deducted if the Policy is surrendered during the first 15 Policy years. The surrender charge consists of a deferred issue charge of $5.00 per $1,000 of Specified Amount; the surrender charge also consists of a deferred sales charge equal to 26.5% of one Guideline Premium and not more than 4.2% of premiums above that amount. A declining percentage of the surrender charge is assessed after the tenth year. (See Charges and Deductions - Contingent Surrender Charges, p. 26.)

     A cost of insurance charge and a $5.00 monthly administration charge are deducted monthly from the Cash Value of each Policy to compensate AUSA Life for the cost of insurance and the cost of administering the Policy. Cost of insurance charges will vary with the Policy's Specified Amount, the death benefit option chosen and the investment experiences of the Portfolios in which the Policy is invested. (See Charges and Deductions - Cash Value Charges, p. 27.) A Death Benefit Guarantee Charge is deducted up until the No Lapse Date selected by the Policyowner on the application. The amount of this charge is set forth on the Policy Schedule Page and will be $0.04 per $1,000 of Specified Amount for all classes of Policies. On and after the No Lapse Date selected, this charge will be zero. (See Charges and Deductions - Cash Value Charges, p. 27.)

     Optional Cash Value charges are deducted from the Policy as a result of Policyowner changes or elections made to the Policy. Optional Cash Value charges include charges for: optional insurance benefits, certain Cash Value transfers and cash withdrawals. (See Charges and Deductions - Optional Cash Value Charges, p. 28.)

     AUSA Life charges the Sub-Accounts of the Series Account for the mortality and expense risks AUSA Life assumes. The charge is made daily at an effective annual rate of 0.90% of the average daily net assets of each Sub-Account of the Series Account. (See Charges and Deductions
            - Charges Against the Series Account, p. 28.)


     Each Sub-Account invests in a corresponding Portfolio of the Fund. Each
            Portfolio pays investment management fees based on a percentage of the Portfolio's average daily net assets. The annual management fees and other Fund expenses for the Portfolios are provided on p. 6, under the heading Fund Annual Expenses. Effective January 1, 1997, the Fund adopted a Plan of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "1940 Act") ("Distribution Plan") and pursuant to the Plan, entered into a Distribution Agreement with InterSecurities, Inc. ("ISI"), principal underwriter for the Fund.


     Under the Distribution Plan, the Fund, on behalf of the Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio's shares, amounts equal to actual expenses associated with distributing a Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-hundreths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the Fund of distribution expenses with respect to any Portfolio during the fiscal year ending December 31, 1998. Prior to ISI's seeking reimbursement, Policyowners will be notified in advance. In addition, the Portfolios incur certain operating expenses. (See Investments of the Series Account - WRL Series Fund, Inc., p. 18.)

     No charges are currently made from the Series Account for Federal or state income taxes. Should AUSA Life determine that such taxes may be imposed by Federal or state agencies, AUSA Life may make deductions from the Series Account to pay these taxes. (See Federal Tax Matters, p. 35.)

13. ARE TRANSFERS PERMITTED AMONG THE ACCOUNTS?

     Yes. Twelve Cash Value transfers are permitted among the Sub-Accounts of the Series Account or from the Sub-Accounts to the Fixed Account without charge in a Policy year. AUSA Life will impose a $10 charge for each subsequent transfer. (See Payment and Allocation of Premiums - Allocation of Premiums and Cash Value, p. 22.) Transfers may also be made from the Fixed Account to the Sub-Accounts subject to certain restrictions. (See The Fixed Account - Allocations, Transfers and Withdrawals, p. 34.)

14. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING A POLICY?


     Under current Federal tax law, life insurance policies receive tax-favored treatment. The death benefit is generally excludable from the beneficiary's gross income for Federal income tax purposes, according to Section 101(a)(1) of the Internal Revenue Code. Owners of a life insurance policy are not taxed on any increase in the cash value while the policy remains In Force.



     If a second-to-die life insurance policy is a modified endowment contract under Federal tax law, certain distributions made during either insured's lifetime, such as loans and partial withdrawals from, and collateral assignments of, the policy are includable in gross income on an income-first basis. A 10% Federal income tax penalty may also be imposed on distributions made before the policyowner attains age 591/2. Life insurance policies that are not modified endowment contracts under Federal tax law receive preferential tax treatment with respect to certain distributions.



     For a discussion of tax issues associated with this Policy, see "Federal
            Tax Matters" on p. 35.

FUND ANNUAL EXPENSES* (AS A % OF FUND AVERAGE NET ASSETS)




                                            Aggressive    Emerging
                                              Growth       Growth      Growth      Global
                                             Portfolio   Portfolio   Portfolio   Portfolio
                                           ------------ ----------- ----------- -----------
Management Fees ..........................      0.80%       0.80%       0.80%       0.80%
Other Expenses (after reimbursement) .....      0.16%       0.13%       0.07%       0.20%
Total Fund Annual Expenses ...............      0.96%       0.93%       0.87%       1.00%



                                                                        C.A.S.E.   Third Avenue
                                             Balanced   Value Equity     Growth       Value
                                            Portfolio     Portfolio    Portfolio   Portfolio**
                                           ----------- -------------- ----------- -------------
Management Fees ..........................     0.80%         0.80%        0.80%        0.80%
Other Expenses (after reimbursement) .....     0.14%         0.09%        0.20%        0.20%
Total Fund Annual Expenses ...............     0.94%         0.89%        1.00%        1.00%




                                                                 Strategic     Growth &
                                                    Bond       Total Return     Income
                                                Portfolio***     Portfolio    Portfolio
                                               -------------- -------------- -----------
Management Fees ..............................       0.45%          0.80%        0.75%
Other Expenses (after reimbursement) .........       0.14%          0.08%        0.21%
Total Fund Annual Expenses ...................       0.59%          0.88%        0.96%



                                                             Tactical
                                                  Money        Asset     International
                                                  Market    Allocation      Equity      U.S. Equity
                                                Portfolio    Portfolio     Portfolio     Portfolio
                                               ----------- ------------ -------------- ------------
Management Fees ..............................     0.40%        0.80%         1.00%         0.80%
Other Expenses (after reimbursement) .........     0.08%        0.07%         0.50%         0.50%
Total Fund Annual Expenses ...................     0.48%        0.87%         1.50%         1.30%



 * Effective January 1, 1997, the Fund adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act ("Distribution Plan") and pursuant to the Plan, entered into a Distribution Agreement with ISI, principal underwriter for the Fund. Under the Distribution Plan, the Fund, on behalf of the Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio's shares, amounts equal to actual expenses associated with distributing a Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-hundredths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the Fund of distribution expenses incurred with respect to any Portfolio during the fiscal year ending December 31, 1998. Prior to ISI seeking reimbursement, Policyowners will be notified in advance.

 ** Because the Third Avenue Value Portfolio commenced operations on January 2,
   1998, the percentages set forth as "Other Expenses" and "Total Fund Annual Expenses" reflect estimates of "Other Expenses" for the first year of operation.

*** Effective January 1, 1998, the management fees for the Bond Portfolio were reduced from 0.50% to 0.45% of the Portfolio's average daily net assets.


     The purpose of the preceding Table is to assist the Policyowner in understanding the various costs and expenses that a Policyowner will bear directly and indirectly. The Table reflects charges and expenses of the Separate Account as well as the Portfolios of the Fund for the fiscal year ended December 31, 1997, except that the "Other Expenses" and "Total Fund Annual Expenses" for the Third Avenue Value Portfolio are estimates. Expenses of the Fund may be higher or lower in the future. Certain states and other governmental entities may impose a premium tax, which the Table does not include. For more information on the charges described in this Table, see "Charges And Deductions" on page 26 and the Fund Prospectus which accompanies this Prospectus.

     WRL Investment Management, Inc. ("WRL Management") has undertaken, until at least April 30, 1999, to pay Fund expenses on behalf of the Portfolios to the extent normal operating expenses of a Portfolio exceed a stated percentage of each Portfolio's average daily net assets. The expense limitation for the Aggressive Growth, Emerging Growth, Growth, Global, Balanced, Value Equity, C.A.S.E. Growth, Third Avenue Value, Strategic Total Return, Growth & Income and Tactical Asset Allocation Portfolios is 1.00% of the average daily net assets; 0.70% of the average daily net assets of the Bond and Money Market Portfolios; 1.50% of the average daily net assets of the International Equity Portfolio; and 1.30% of the average daily net assets of the U.S. Equity Portfolio. In 1997, WRL Management reimbursed the C.A.S.E. Growth Portfolio in the amount of $50,000, the International Equity Portfolio in the amount of $179,000 and the U.S. Equity Portfolio in the amount of $29,000. Without such reimbursement, the total annual Fund expenses during 1997 for the C.A.S.E. Growth Portfolio, the International Equity Portfolio and the U.S. Equity Portfolio would have been 1.13%, 3.12% and 1.49%, respectively.


                       INVESTMENT EXPERIENCE INFORMATION


      The information provided in this section shows the historical investment experience of the Fund and hypothetical illustrations of the Policy based on the historical investment experience of the Fund. It does not represent or project future investment performance.



      The Policies became available for sale in 1998. The Series Account was
established on October 24, 1994 and commenced operations        , 1998. The
Fund commenced operations on October 2, 1986. The rates of return shown below depict the historic investment experience of each Portfolio of the Fund for the periods shown and assumes that the rate of return for each Portfolio in each calendar year was uniformly earned throughout the year. The actual performance of the Portfolios, however, has and will vary throughout the year, and will result in variable monthly deductions from Cash Value that could affect performance. The illustrations of death benefits, Cash Values and Net Surrender Values shown below depict these Policy features for a hypothetical Policy as if it had been purchased on January 1, of the year following a Portfolio's inception, for Insureds in the age and risk classes indicated, based on the historical investment experience of the Portfolio indicated since January 1, 1987. The actual rate of return for each Portfolio in each calendar year was assumed to be uniformly earned throughout that year. The actual performance of the Portfolios, however, has and will vary throughout the year.



RATES OF RETURN


      The rates of return shown below are based on the investment performance, as described above, after the deduction of investment management fees and direct Fund expenses, of the Portfolios of the Fund. The rates are average annual compounded rates of return for the periods ended on December 31, 1997. (See Investments of the Series Account - WRL Series Fund, Inc., p. 18.)


      These rates of return do not reflect the annual charge against the assets of the Series Account of 0.90% for mortality and expense risks. These rates of return also do not reflect the charges deducted from premiums, monthly deductions from Cash Value, or surrender charges. (See Charges and Deductions - Premium Expense Charge, p. 26; Contingent Surrender Charges, p. 26; and Cash Value Charges, p. 27.) Accordingly, these rates of return do not illustrate how actual investment performance will affect benefits under the Policies. (See, however, Death Benefit, Cash Value and Net Surrender Value Illustrations, below.) Moreover, these rates of return are not an estimate, projection or guarantee of future performance.

      Also shown are comparable figures for the unmanaged Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock market performance. As an unmanaged index, the Standard & Poor's Index of 500 Common Stocks (S&P
500) does not reflect any deductions for the expense of operating and managing an investment portfolio. As an unmanaged index, the S&P 500 does not reflect any deduction for the expenses of operating and managing an investment Portfolio.


                   AVERAGE ANNUAL COMPOUNDED RATES OF RETURN
                   FOR THE PERIODS ENDED ON DECEMBER 31, 1997



Fund Portfolio          Inception*   10 Years    5 Years     3 Years      1 Year
---------------------- ------------ ---------- ----------- ----------- -----------
Growth                 17.65%          18.66%      14.23%      26.83%  17.54%
Global                 20.41%          N/A         20.38%      23.13%  18.75%
Bond                    7.77%           8.98%       7.24%      10.37%   9.16%
Money Market            5.00%           5.06%       4.31%       5.22%   5.24%
Emerging Growth        20.33%          N/A         N/A         28.45%  21.45%
Strategic Total
  Return               15.07%          N/A         N/A         20.43%  21.85%
Aggressive Growth      17.72%          N/A         N/A         23.73%  24.25%
Balanced               10.44%          N/A         N/A         15.81%  17.10%
Growth & Income        14.17%          N/A         N/A         20.35%  24.65%
Tactical Asset
  Allocation           17.04%          N/A         N/A         17.01%  16.59%
C.A.S.E. Growth        20.09%          N/A         N/A         N/A     15.03%
Value Equity           23.14%          N/A         N/A         N/A     25.04%
U.S. Equity            27.01%          N/A         N/A         N/A     27.01%
International Equity    7.50%          N/A         N/A         N/A      7.50%
S&P 500                16.95%          18.06%      20.27%      31.15%  33.36%


* The Growth, Bond and Money Market Portfolios of the Fund commenced operations on October 2, 1986. The Global Portfolio commenced operations on December
   3, 1992. The Emerging Growth and Strategic Total Return Portfolios commenced operations on March 1, 1993. The Aggressive Growth, Balanced and Growth & Income Portfolios commenced operations on March 1, 1994. The Tactical Asset Allocation Portfolio commenced operations on January 3,
   1995. The C.A.S.E. Growth Portfolio commenced operations on May 1, 1995.
   The Value Equity Portfolio commenced operations on May 1, 1996. The U.S. Equity and the International Equity Portfolios commenced operations on January 2, 1997. The Standard & Poor's Index of 500 Common Stocks returns are based on an inception date of October 2, 1986.


Because the Third Avenue Value Portfolio had not yet commenced operations as of December 31, 1997, the chart above does not reflect rates of return for this Portfolio.


      Additional information regarding the investment performance of the Portfolios of the Fund appears in the attached Prospectus for the Portfolios of the Fund.

DEATH BENEFIT, CASH VALUE AND NET SURRENDER VALUE
ILLUSTRATIONS


      In order to demonstrate how the historic investment experience of the Portfolios could have affected the Option A death benefits, the Policy Cash Value and Net Surrender Value, the following hypothetical illustrations are based on the historic investment experience of each Portfolio. These hypothetical illustrations are designed to show the performance that could have resulted if the Policy available for purchase today had been in existence during the period of time illustrated. The historic rate of return in each calendar year was assumed to be uniformly earned throughout that year. The actual performance of the Portfolios, however, has and will vary throughout the year, and will result in variable monthly deductions from Cash Values that could affect performance. These illustrations do not represent what may happen in the future.

      For each Portfolio, the illustrations show Option A based on the payment of annual premiums of $4,000 at the beginning of each Policy year, and a Specified Amount of $250,000 for a male age 55 and a female age 55. The illustrations also assume that the Joint Insureds are placed in AUSA Life's Select underwriting rate class. (See Cash Value Charges - Cost of Insurance, p. 27.) The illustrations also assume that the Policy's entire Cash Value is allocated to the Sub-Account corresponding to the Portfolio shown. The illustrated values would be different if the Policyowner had chosen Option B death benefits.


      The amounts shown for death benefits, Cash Values and Net Surrender Values take into account all charges and deductions from the Policy, the Series Account and the Fund (see Charges and Deductions - Premium Expense Charge, p. 26, Charges Against the Series Account, p. 28, and Investments of the Series Account - WRL Series Fund, Inc., p. 18).


      For each Portfolio of the Fund, one illustration is based on the guaranteed cost of insurance rates, while the other illustration is based on the current cost of insurance rates. These examples of Policy performance are for the specific ages, sexes, rate class, premium payment pattern and Policy set forth above. The amount and timing of premium payments would affect individual Policy benefits as would any withdrawals or loans.


      This Prospectus also contains illustrations based on hypothetical rates of return. See Appendix A, pp. 41-43.


      The following example shows how the hypothetical net return of the Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1987. This example assumes that the Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                               GROWTH PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option A

              Both Current and Guaranteed Cost of Insurance Rates



                                              Cash Value             Net Surrender Value
                                       -------------------------   ------------------------
Policy Anniversary on January 1 of
------------------------------------     Current     Guaranteed      Current     Guaranteed
1988 ...............................    $  3,969      $  3,969      $  1,659     $  1,659
1989* ..............................       8,691         8,691         6,092        6,092
1990* ..............................      18,142        18,142        15,440       15,440
1991* ..............................      20,978        20,978        18,172       18,172
1992* ..............................      39,021        39,021        36,110       36,110
1993* ..............................      43,011        43,007        39,996       39,992
1994* ..............................      47,465        47,447        44,347       44,328
1995* ..............................      46,064        46,024        42,841       42,802
1996* ..............................      72,599        72,494        69,273       69,167
1997* ..............................      88,116        87,936        84,686       84,506
1998* ..............................     108,275       107,963       105,447      105,135


* For the years shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Bond Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1987. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.



                                BOND PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option A

              Both Current and Guaranteed Cost of Insurance Rates



                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1988 ...............................    $ 3,384       $ 3,384      $ 1,074      $ 1,074
1989* ..............................      7,344         7,344        4,746        4,746
1990* ..............................     12,458        12,458        9,755        9,755
1991* ..............................     16,903        16,903       14,096       14,096
1992* ..............................     23,617        23,617       20,706       20,706
1993* ..............................     28,960        28,956       25,946       25,941
1994* ..............................     35,880        35,859       32,761       32,740
1995* ..............................     36,274        36,230       33,051       33,007
1996* ..............................     48,262        48,162       44,935       44,835
1997* ..............................     50,684        50,525       47,254       47,094
1998* ..............................     59,113        58,817       56,286       55,989


* For the years shown, benefits and values reflect only premiums paid during previous Policy years.


     The following example shows how the hypothetical net return of the Money Market Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1987. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.



                            MONEY MARKET PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option A

              Both Current and Guaranteed Cost of Insurance Rates



                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1988 ...............................     3,759        $ 3,759      $ 1,449      $ 1,449
1989* ..............................     7,693          7,693        5,095        5,095
1990* ..............................    12,012         12,012        9,310        9,310
1991* ..............................    16,491         16,491       13,685       13,685
1992* ..............................    20,787         20,787       17,876       17,876
1993* ..............................    24,714         24,710       21,700       21,695
1994* ..............................    28,472         28,452       25,354       25,333
1995* ..............................    32,576         32,529       29,354       29,307
1996* ..............................    37,389         37,296       34,063       33,970
1997* ..............................    42,186         42,023       38,756       38,593
1998* ..............................    47,481         47,186       44,653       44,358


* For the years shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Global Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1993, and if the Global Portfolio had been offered through the Policy as of January 1, 1993. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.



                               GLOBAL PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option A

              Both Current and Guaranteed Cost of Insurance Rates



                                            Cash Value            Net Surrender Value
                                     ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------  Current     Guaranteed     Current     Guaranteed
1994 ...............................  $ 4,799       $ 4,799      $ 2,489      $ 2,489
1995* ..............................    8,311         8,311        5,713        5,713
1996* ..............................   14,493        14,493       11,791       11,791
1997* ..............................   22,424        22,424       19,617       19,617
1998* ..............................   30,923        30,923       28,013       28,013


* For the years shown, benefits and values reflect only premiums paid during previous Policy years.


     The following example shows how the hypothetical net return of the Emerging Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1994, if the Emerging Growth Portfolio had been offered by the Policy as of January 1, 1994. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.



                           EMERGING GROWTH PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option A

              Both Current and Guaranteed Cost of Insurance Rates



                                            Cash Value            Net Surrender Value
                                     ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------  Current     Guaranteed     Current     Guaranteed
1995 ...............................  $ 3,283       $ 3,283      $   973      $   973
1996* ..............................   10,067        10,067        7,469        7,469
1997* ..............................   15,835        15,835       13,133       13,133
1998* ..............................   23,445        23,445       20,639       20,639


* For the years shown, benefits and values reflect only premiums paid during previous Policy years.



     The following example shows how the hypothetical net return of the Strategic Total Return Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1994, if the Strategic Total Return Portfolio had been offered by the Policy as of January 1, 1994. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.



                       STRATEGIC TOTAL RETURN PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option A

              Both Current and Guaranteed Cost of Insurance Rates



                                            Cash Value            Net Surrender Value
                                     ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------  Current     Guaranteed     Current     Guaranteed
1995 ...............................  $ 3,536       $ 3,536      $ 1,226      $ 1,226
1996* ..............................    8,818         8,818        6,219        6,219
1997* ..............................   13,897        13,897       11,194       11,194
1998* ..............................   21,191        21,191       18,384       18,384


* For the years shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Aggressive Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1995. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.



                          AGGRESSIVE GROWTH PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option A

              Both Current and Guaranteed Cost of Insurance Rates



                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1996 ...............................    $ 5,003       $ 5,003      $ 2,693      $ 2,693
1997* ..............................      9,268         9,268        6,669        6,669
1998* ..............................     15,890        15,890       13,186       13,186


* For each year shown, benefits and values reflect only premiums paid during previous Policy years.


     The following example shows how the hypothetical net return of the Balanced Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1995. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.



                              BALANCED PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option A

              Both Current and Guaranteed Cost of Insurance Rates



                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1996 ...............................    $ 4,274       $ 4,274      $ 1,964      $ 1,964
1997* ..............................      8,500         8,500        5,901        5,901
1998* ..............................     14,164        14,164       11,462       11,462


* For each year shown, benefits and values reflect only premiums paid during previous Policy years.



     The following example shows how the hypothetical net return of the Growth & Income Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1995. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.



                           GROWTH & INCOME PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option A

              Both Current and Guaranteed Cost of Insurance Rates



                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1996 ...............................    $ 4,488       $ 4,488      $ 2,178      $ 2,178
1997* ..............................      8,745         8,745        6,146        6,146
1998* ..............................     15,261        15,261       12,559       12,559


* For each year shown, benefits and values reflect only premiums paid during previous Policy years.

     The following example shows how the hypothetical net return of the Tactical Asset Allocation Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1995, if the Tactical Asset Allocation Portfolio had been offered by the Policy as of January 1, 1995. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.



                      TACTICAL ASSET ALLOCATION PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option A

              Both Current and Guaranteed Cost of Insurance Rates



                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1996 ...............................    $ 4,309       $ 4,309      $ 1,999      $ 1,999
1997* ..............................      8,815         8,815        6,217        6,217
1998* ..............................     14,305        14,305       11,603       11,603


* For the years shown, benefits and values reflect only premiums paid during previous Policy years.



     The following example shows how the hypothetical net return of the C.A.S.E. Growth Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1996, if the C.A.S.E. Growth Portfolio had been offered by the Policy as of January 1, 1996. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.



                           C.A.S.E. GROWTH PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option A

              Both Current and Guaranteed Cost of Insurance Rates



                                            Cash Value            Net Surrender Value
                                     ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------  Current     Guaranteed     Current     Guaranteed
1997 ...............................  $4,126        $4,126       $1,816        $1,816
1998* ..............................   8,885         8,885        6,286         6,286



* For the years shown, benefits and values reflect only premiums paid during previous Policy years.



     The following example shows how the hypothetical net return of the Value Equity Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1997, if the Value Equity Portfolio had been offered by the Policy as of January 1, 1997. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                            VALUE EQUITY PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option A

              Both Current and Guaranteed Cost of Insurance Rates



                                            Cash Value            Net Surrender Value
                                     ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------  Current     Guaranteed     Current     Guaranteed
1998 ...............................  $4,456        $4,456       $2,146        $2,146

     The following example shows how the hypothetical net return of the International Equity Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1997. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.


                        INTERNATIONAL EQUITY PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option A

              Both Current and Guaranteed Cost of Insurance Rates



                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1998 ...............................   $3,828      $3,828         $1,518      $1,518


     The following example shows how the hypothetical net return of the U.S. Equity Portfolio of the Fund would have affected benefits for a Policy dated January 1, 1997. This example assumes that Net Premiums and related Cash Values were in the Sub-Account for the entire period and that the values were determined on the first Valuation Date following January 1st of each year.



                             U.S. EQUITY PORTFOLIO
        Male, Issue Age 55, Female, Issue Age 55, $4,000 Annual Premium
                   ($250,000 Specified Amount, Select Risk)
                             Death Benefit Option A

              Both Current and Guaranteed Cost of Insurance Rates



                                              Cash Value            Net Surrender Value
                                       ------------------------   -----------------------
Policy Anniversary on January 1 of
------------------------------------    Current     Guaranteed     Current     Guaranteed
1998 ...............................   $4,528      $4,528         $2,218      $2,218



     Because the Third Avenue Value Portfolio had not commenced operations as of December 31, 1997, there are no hypothetical illustrations for this Portfolio.


OTHER PERFORMANCE DATA



AUSA Life may compare the performance of each Sub-Account in advertising and sales literature to the performance of other variable life issuers in general, or to the performance of particular types of variable life insurance policies investing in mutual funds, or investment series of mutual funds, with investment objectives similar to each of the Sub-Accounts whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar, Inc. ("Morningstar") or reported by other services, companies, individuals or other industry or financial publications of general interest, such as Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's Personal Finance and Fortune. Lipper and Morningstar are widely used independent research services which monitor and rank the performance of variable life insurance policies in each of the major categories of investment objectives on an industry-wide basis.



      Lipper's and Morningstar's rankings include variable annuity contracts as well as variable life insurance policies. The performance analyses prepared by Lipper and Morningstar rank such policies and contracts on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration.

      AUSA Life may also compare the performance of each Sub-Account in advertising and sales literature to the S&P 500, a widely used measure of stock market performance, or other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but usually do not reflect any "deduction" for the expense of operating or managing an investment portfolio.



      AUSA Life is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may include the IMSA logo and information about IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.



      In addition, AUSA Life may, as appropriate, compare each Sub-Account's performance to that of other types of investments such as certificates of deposit, savings accounts and U.S. Treasuries, or to certain interest rate and inflation indices, such as the Consumer Price Index, which is published by the U.S. Department of Labor and measures the average change in prices over time of a fixed "market basket" of certain specified goods and services. Similar comparisons of Sub-Account performance may also be made with appropriate indices measuring the performance of a defined group of securities widely recognized by investors as representing a particular segment of the securities markets. For example, Sub-Account performance may be compared with Donoghue Money Market Institutional Average (money market rates), Lehman Brothers Corporate Bond Index (corporate bond interest rates) or Lehman Brothers Government Bond Index (long-term U.S. Government obligation interest rates).

                       AUSA LIFE AND THE SERIES ACCOUNT

AUSA LIFE INSURANCE COMPANY, INC.


      AUSA Life is incorporated under the laws of New York. AUSA Life is a stock life insurance company engaged in the business of writing life insurance policies and annuity contracts. AUSA Life is admitted to do business in 39 states and the District of Columbia. AUSA Life's principal business office is located in Purchase, New York; however, the Administrative Office and mailing address for all Policy transactions is P.O. Box 9054, Clearwater, FL 33758-9054. AUSA Life is a wholly-owned subsidiary of First AUSA Life Insurance Company ("First AUSA"), a stock life insurance company which is wholly-owned by AEGON USA, Inc. ("AEGON USA"). AEGON USA is a financial services holding company whose primary emphasis is on life and health insurance and annuity and investment products. AEGON USA is a wholly-owned indirect subsidiary of AEGON nv, a Netherlands corporation, which is a publicly traded international insurance group.

      PUBLISHED RATINGS OF AUSA LIFE.   AUSA Life may from time to time publish
in advertisements, sales literature and reports to Policyowners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Insurance Rating Services ("Standard & Poor's"), and Duff & Phelps Credit Rating Co. ("Duff & Phelps"). A.M. Best's and Moody's ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Standard & Poor's and Duff & Phelps provide ratings which measure the claims-paying ability of insurance companies. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-policy obligations (i.e., debt/commercial paper). These ratings do not apply to the Series Account, its Sub-Accounts, the Fund, its Portfolios, or to their performance.


THE SERIES ACCOUNT

      The Series Account was established by AUSA Life as a separate account on October 24, 1994. The Series Account meets the definition of a "separate account" under the Federal securities laws. The Series Account will receive and invest the Net Premiums paid under this Policy and other flexible premium variable life insurance policies issued by AUSA Life.

      Although the assets of the Series Account are the property of AUSA Life, the New York Code, under which the Series Account was established, provides that the assets in the Series Account attributable to the Policies are not chargeable with liabilities arising out of any other business which AUSA Life may conduct. The assets of the Series Account shall, however, be available to cover the liabilities of the General Account of AUSA Life to the extent that the Series Account's assets exceed its liabilities arising under the Policies supported by it.


The Series Account is currently divided into fifteen Sub-Accounts. Each Sub-Account invests exclusively in shares of a single Portfolio of the Fund. Income and both realized and unrealized gains or losses from the assets of each Sub-Account of the Series Account are credited to or charged against that Sub-Account without regard to income, gains or losses from any other Sub-Account of the Series Account or arising out of any other business AUSA Life may conduct.


                                POLICY BENEFITS


DEATH BENEFIT


      Policyowners designate in the initial application one of two death benefit options offered under the Policy: Death Benefit Option A ("Option A") or Death Benefit Option B ("Option B"). As long as the Policy remains In Force, (see Policy Lapse and Reinstatement - Lapse, p. 25), AUSA Life will, upon receiving due proof of the Surviving Insured's death, pay the death benefit proceeds of a Policy to the named Beneficiary in accordance with the designated death benefit option. The amount of the death benefit proceeds payable will be determined at the end of the Valuation Period during which the Surviving Insured dies. The proceeds may be paid in a lump sum or under one or more of the settlement options set forth in the Policy. (See Payments of Policy Benefits - Settlement Options, p. 32.) AUSA Life guarantees that as long as the Policy remains In Force (see Policy Lapse and Reinstatement - Lapse, p. 25), the death benefit proceeds under either option will never be less than the Specified Amount of the Policy, but the proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. These proceeds will be increased by any additional insurance In Force provided by rider and any unearned loan interest.


      OPTION A.   The death benefit is the greater of (i) the Specified Amount of the Policy or (ii) a specified percentage (the "limitation percentage") times the Cash Value of the Policy on the date of death of the Surviving Insured. The limitation percentage is a percentage based on the Attained Age of the younger Joint Insured and is 250% for a younger Joint Insured age 40 or below on the Policy Anniversary prior to the date of death. For a younger Joint Insured with an Attained Age over 40 on a Policy Anniversary, the percentage declines as shown in the following Limitation Percentage Table. Accordingly, under Option A the death benefit will remain level unless the limitation percentage times the Cash

Value exceeds the Specified Amount, in which case the amount of the death benefit will vary as the Cash Value varies.

      ILLUSTRATION OF OPTION A.   For purposes of this illustration, assume
that the younger Joint Insured's Attained Age is under 40 and that there is no outstanding indebtedness. Under Option A, a Policy with a $250,000 Specified Amount will generally pay $250,000 in death benefits. However, because the death benefit must be equal to or be greater than 250% of Cash Value, any time the Cash Value of the Policy exceeds $100,000, the death benefit will exceed the $250,000 Specified Amount. Each additional dollar added to Cash Value above $100,000 will increase the death benefit by $2.50.

      Similarly, so long as Cash Value exceeds $100,000, each dollar taken out of Cash Value will reduce the death benefit by $2.50. If at any time, however, the Cash Value multiplied by the limitation percentage is less than the Specified Amount, the death benefit will equal the Specified Amount of the Policy.

                          LIMITATION PERCENTAGE TABLE


     ATTAINED AGE
      OF YOUNGER                            PER YEAR
     JOINT INSURED                LESS      OVER AGE
----------------------            ------   ---------

40 and under .........   250%
41 - 45 ..............   250%      7%         40
46 - 50 ..............   215%      6%         45
51 - 55 ..............   185%      7%         50
56 - 60 ..............   150%      4%         55
61 - 65 ..............   130%      2%         60
66 - 70 ..............   120%      1%         65
71 - 75 ..............   115%      2%         70
76 - 90 ..............   105%      0%         75
91 - 95 ..............   105%      1%         90
96 and older .........   100%      0%         95

      OPTION B.   The death benefit is equal to (i) the greater of the
Specified Amount plus the Cash Value of the Policy on the date of death of the Surviving Insured or (ii) the limitation percentage times the Cash Value of the Policy on or prior to the date of death of the Surviving Insured. The applicable percentage is 250% for the younger Joint Insured age 40 or below on the Policy Anniversary prior to the date of death of the Surviving Insured. For the younger Joint Insured with an Attained Age over 40 on a Policy Anniversary, the percentage declines as shown in the Limitation Percentage Table above. Accordingly, under Option B the amount of the death benefit will always vary as the Cash Value varies.

      ILLUSTRATION OF OPTION B.   For purposes of this illustration, assume
that the younger Joint Insured is under the age of 40 and that there is no outstanding indebtedness. Under Option B, a Policy with a Specified Amount of $250,000 will generally pay a death benefit of $250,000 plus Cash Value. Thus, for example, a Policy with a Cash Value of $50,000 will have a death benefit of $300,000 ($250,000 + $50,000). The death benefit, however, must be at least 250% of Cash Value. As a result, if the Cash Value of the Policy exceeds $166,666, the death benefit will be greater than the Specified Amount plus Cash Value. Each additional dollar of Cash Value above $166,666 will increase the death benefit by $2.50.

      Similarly, any time Cash Value exceeds $166,666, each dollar taken out of Cash Value will reduce the death benefit by $2.50. If at any time, however, Cash Value multiplied by the limitation percentage is less than the Specified Amount plus the Cash Value, then the death benefit will be the Specified Amount plus the Cash Value of the Policy.


      CHOOSING DEATH BENEFIT OPTION A OR OPTION B. Assuming the death benefit is not determined by reference to the limitation percentage, Option A will provide a Specified Amount of death benefit which does not vary with changes in Cash Value. Thus, under Option A, as Cash Value increases, AUSA Life's net amount at risk and therefore the pure insurance protection under the Policy will decline. In contrast, Option B involves a constant net amount at risk, assuming that the death benefit is not determined by reference to the limitation percentage. Assuming positive investment experience, the deduction for cost of insurance under a Policy with an Option A death benefit will be less than under a corresponding Policy with an Option B death benefit. Because of this, if investment performance is positive, Cash Value under Option A will increase faster than under Option B but the total death benefit under Option B will generally be greater. Thus, Option A could be considered more suitable for Policyowners whose goal is increasing Cash Value based upon positive investment experience while Option B could be considered more suitable for Policyowners whose goal is increasing total death benefit.


      CHANGE IN DEATH BENEFIT OPTION.   Generally, the death benefit option in
effect may be changed by the Policyowner once each Policy year after the third Policy year, provided that no decrease in Specified Amount is made that year. A change in death benefit option may be made by sending AUSA Life a written request for a change. A change in death benefit option may have Federal income tax consequences. (See Federal Tax Matters, p. 35.) The Policyowner may either change the death benefit option or decrease the Specified Amount, but not both, only once each Policy year after the third Policy year.

      Under AUSA Life's current rules, no change may be made if it would result in a Specified Amount less than the minimum Specified Amount set forth in the Policy. The effective date of any change will be the Monthly Anniversary on or following receipt of the request. No charges will be imposed for making a change in death benefit option.

      If the death benefit option is changed from Option B to Option A, the Specified Amount will be increased by an amount equal to the Policy's Cash Value on the effective date of change. If the death benefit option is changed from Option A to Option B, the Specified Amount will be decreased by an amount equal to the Cash Value on the effective date of the change.

      CORRIDOR PERCENTAGE.   If pursuant to requirements of the Internal
Revenue Code of 1986, as amended, the death benefit under a Policy is determined by reference to the limitation percentages discussed above, the Policy is described as "in the corridor," and an increase in the Cash Value of the Policy will increase the net amount at risk assumed by AUSA Life and consequently increase the cost of insurance deducted from the Cash Value of the Policy. (See Cash Value Charges - Cost of Insurance, p. 27.)

      INSURANCE PROTECTION.   A Policyowner may increase or decrease the pure
insurance protection provided by a Policy (i.e., the difference between the death benefit and the Cash Value) in one of several ways as insurance needs change. These ways include decreasing the Specified Amount of insurance, changing the level of premium payments, and, to a lesser extent, making a cash withdrawal from the Policy. Although the consequences of each of these methods will depend upon the individual circumstances, they may be generally summarized as follows:

      (a) A decrease in the Specified Amount will, subject to the limitation percentage (see Policy Benefits - Death Benefit, p. 14), in general decrease the insurance protection and the charges under the Policy without reducing the Cash Value.


      (b) If Option A is elected, an increased level of premium payments will reduce the pure insurance protection, until the limitation percentage times the Cash Value exceeds the Specified Amount. Increased premiums should increase the amount of Net Surrender Value available to keep the Policy In Force.

      (c) A cash withdrawal will reduce the death benefit. (See Surrender Privileges - Cash Withdrawals, p. 30.) It has no effect on the amount of pure insurance protection and charges under the Policy, unless the death benefit payable is governed by the limitation percentages. It results in a reduced amount of Net Surrender Value available to pay the monthly deduction, thereby increasing the possibility that the Policy will lapse.


      (d) A reduced level of premium payments generally increases the amount of pure insurance protection if Option A is elected, or maintains the same amount of pure insurance protection if Option B is elected, again depending on the limitation percentage. It results in a reduced amount of Cash Value and increases the possibility that the Policy will lapse.

      HOW DEATH BENEFITS MAY VARY IN AMOUNT.   As long as the Policy remains In
Force, AUSA Life guarantees that the death benefit will never be less than the Specified Amount of the Policy. These proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges. The death benefit may, however, vary with the Policy's Cash Value. Under Option A, the death benefit will only vary when the Cash Value multiplied by the limitation percentage exceeds the Specified Amount of the Policy. The death benefit under Option B will always vary with the Cash Value because the death benefit equals either the Specified Amount plus the Cash Value or the limitation percentage times the Cash Value.

      DECREASE IN SPECIFIED AMOUNT.   Subject to certain limitations, a
Policyowner may decrease the Specified Amount of a Policy. A decrease in Specified Amount may affect the net amount at risk, which may affect a Policyowner's cost of insurance charge. (See Cash Value Charges - Cost of Insurance, p. 27.) A decrease in Specified Amount could also have Federal income tax consequences. (See Federal Tax Matters, p. 35.) The Policyowner may either change the death benefit option or decrease the Specified Amount, but not both, only once each Policy year after the third Policy year.

      No requested decrease in the Specified Amount will be permitted during the first three Policy years. Thereafter, any decrease in the Specified Amount will become effective on the Monthly Anniversary date on or following receipt of a written request from the Policyowner by AUSA Life. The Specified Amount remaining In Force after any requested decrease may not be less than the minimum Specified Amount set forth in the Policy. AUSA Life reserves the right to limit any decrease to no more than 20% of the Specified Amount immediately prior to the decrease. If, following the decrease in Specified Amount, the Policy would not comply with the maximum premium limitations required by Federal tax law (see Premiums - Premium Limitations, p. 22), the decrease may be limited to the extent necessary to meet these requirements.

WHEN INSURANCE COVERAGE TAKES EFFECT

      No life insurance coverage shall take effect unless the proposed Joint Insureds are alive and in the same condition of health as described in the application when the Policy is delivered to the Policyowner and the full Initial Premium is paid. However, if the full Initial Premium is paid as set forth in the conditional receipt attached to the application, and the conditional receipt is delivered to the Policyowner, the terms of the conditional receipt shall apply.


      CONDITIONAL INSURANCE COVERAGE.   The proposed Joint Insureds must be
insurable and acceptable to AUSA Life under its underwriting rules for the amount, Policy and risk classification applied for on the later of: (a) the date of application, or (b) the date of completion of all medical tests and examinations required by AUSA Life. Any check given for payment must be honored on first presentation. The conditional receipt and all coverages applied for on the application are void if a check or draft received for payment of the Initial Premium is not honored when first presented for payment.


      AMOUNT OF CONDITIONAL LIFE INSURANCE COVERAGE.   If conditional insurance
coverage becomes effective under the terms of the conditional receipt, then the amount of conditional life insurance coverage on any person proposed for insurance is the lesser of: (a) the amount of life insurance applied for on such person, or (b) $300,000 reduced by the amounts payable under all other life insurance or accidental death benefits then in force or pending with AUSA Life.

      WHEN CONDITIONAL LIFE INSURANCE COVERAGE BEGINS. If the conditions listed above are fulfilled, then the amount of conditional insurance coverage specified above shall take effect on the later of: (a) the date of the application, or (b) the date of the completion of all medical tests and examinations required by AUSA Life. All conditional coverages for the proposed Joint Insureds will be deemed void if the application contains material misrepresentation or is fraudulently completed. Benefits under the conditional receipt coverage will be denied if any proposed Joint Insured commits suicide.


      WHEN CONDITIONAL LIFE INSURANCE COVERAGE ENDS. Conditional life insurance coverage shall terminate automatically, without notice, on the earliest of the following dates: (a) the date AUSA Life approves the Policy as applied for, or
(b) 10 days following any counteroffer by AUSA Life to offer insurance to any person proposed for insurance under a different policy or at an increased premium or on a different rate class or (c) at the end of the fraction of a year which the payment bears to the premium required to provide one month of insurance coverage in the amount as described above, or (d) at the beginning of the 60th day following the date of the conditional receipt.


TERMINAL ILLNESS ACCELERATED DEATH BENEFIT RIDER

      In states where this rider has been approved by that state's department of insurance, upon receipt of proof satisfactory to AUSA Life that the Surviving Insured has incurred a condition resulting from illness which, as determined by a Physician, has reduced life expectancy to not more than 12 months from the date of the Physician's Statement (a "Terminal Condition"), AUSA Life will pay to the Policyowner a "Single Sum Benefit", equal to:

      (a) the Death Benefit in effect on the date the Single Sum Benefit is paid; multiplied by

      (b) the Election Percentage; divided by

      (c) 1 + i, where i equals the greater of (A) and (B) on the date the Single Sum Benefit is paid. (A) equals the interest rate determined under Internal Revenue Code section 846(c)(2), as it may be amended from time to time; and (B) equals the Policy Loan Interest Rate; minus

      (d) indebtedness, if any, at the time the Single Sum Benefit is paid, multiplied by the Election Percentage.

      "Death Benefit" under the Rider means the amount payable at death of the Surviving Insured under the Policy, plus the benefit payable under any In Force Joint Insured Term Rider or Wealth Protector Rider. (See Optional Insurance Benefits, p. 33.) "Election Percentage" means a percentage, selected by the Policyowner, not to exceed 100% of the Policy's Death Benefit, as defined under the Rider; however, in no event will the Election Percentage result in a Single Sum Benefit greater than $500,000. A "Physician" may be a Doctor of Medicine or a Doctor of Osteopathy, licensed to practice medicine and treat injury or illness in the state in which treatment is received and who is acting within the scope of that license, and must be someone other than the Surviving Insured, the Policyowner, a person who lives with the Surviving Insured or Policyowner, or a person who is part of the Surviving Insured's or Policyowner's "Immediate Family" (spouse, child, brother, sister, parent, grandparent or grandchild of the Surviving Insured). The "Physician's Statement" must be a written statement signed by a Physician which provides the Physician's diagnosis of the Surviving Insured's non-correctable medical condition. It must state with reasonable medical certainty that the non-correctable medical condition will result in the death of the Surviving Insured within 12 months of the Physician's Statement, taking into consideration the ordinary and reasonable medical care, advice and treatment available in the same or similar communities.

      The Rider will not pay benefits for a Terminal Condition resulting from self-inflicted bodily injuries occurring within the same period specified in the Policy's suicide provision. The Rider terminates at the earliest of (a) the date the Policy terminates, (b) the effective date of a settlement option elected under the Policy, (c) the date the Single Sum Benefit is paid, or (d) the date the Policyowner elects to terminate the Rider.

      Pursuant to the recently enacted Health Insurance Portability and Accountability Act of 1996, Western Reserve believes that for Federal income tax purposes a Single Sum Benefit payment made under the Terminal Illness Accelerated Death Benefit Rider should be fully excludable from the gross income of the Beneficiary, as long as the Beneficiary is the Insured under the Policy. However, a Policyowner should consult a qualified tax advisor about the consequences of adding this Rider to a Policy or requesting a Single Sum Benefit payment under this Rider. There is no additional charge for this benefit. As stated above, this Rider may not be available in all states, or, if available, the terms of the Rider may vary in accordance with each state's insurance laws.

CASH VALUE

      At the end of any Valuation Period, the Cash Value of the Policy is equal to the sum of the Policy's value in each Sub-Account of the Series Account plus the Fixed Account Value. There is no guaranteed minimum Cash Value.

      NET SURRENDER VALUE.   A Policyowner may at any time surrender the Policy
and receive the Policy's Net Surrender Value. (See Policy Rights - Surrender Privileges, p. 30.) The Net Surrender Value as of any date is equal to:

      (1) the Cash Value as of such date; minus
      (2) any surrender charge as of such date (as described on p. 30); minus
      (3) any outstanding Policy loan; plus
      (4) any unearned loan interest.

      DETERMINATION OF VALUES IN THE SERIES ACCOUNT.   On the Record Date, the
Policy's value in a Sub-Account of the Series Account will equal the portion of any Net Premium allocated to the Sub-Account, reduced by the portion of the first monthly deduction allocated to that Sub-Account. (See Payment and Allocation of Premiums - Allocation of Premiums and Cash Value, p. 22.) Thereafter, on each Valuation Date, the Policy's value in a Sub-Account of the Series Account will equal the number of units in the Sub-Account, multiplied by the unit value of that Sub-Account.


The number of units that the Policy has in each Sub-Account is equal to:

      (1) The initial units purchased on the Policy Date; plus

      (2) Units purchased at the time additional Net Premiums are allocated to the Sub-Account; plus

           (3) Units purchased through transfers from another Sub-Account or the Fixed Account; minus

      (4) Units that are redeemed to pay for monthly deductions as they are due; minus

      (5) Units that are redeemed to pay for any cash withdrawals; minus

      (6) Units that are redeemed as part of any transfer to another Sub-Account or the Fixed Account.

      The Policy's total value in the Series Account equals the sum of the Policy's value in each Sub-Account. (For a description of how the values of the Fixed Account are calculated, see The Fixed Account - Fixed Account Value, p. 34.) Because the Cash Value is dependent upon a number of variables, including the investment experience of the chosen Sub-Accounts of the Series Account, the frequency and amount of premium payments, transfers and surrenders, and charges assessed in connection with the Policy, a Policy's Cash Value cannot be predetermined.

      UNIT VALUE.   The unit value of each Sub-Account was originally
established at $10 per unit. The unit value may increase or decrease from one Valuation Period to the next. Unit values also will vary between Sub-Accounts. The unit value of any Sub-Account at the end of a Valuation Period is the result of:

           (1) The total value of the assets held in the Sub-Account, determined by multiplying the number of shares of the designated Portfolio owned by the Sub-Account times the Portfolio's net asset value per share; minus


      (2) A deduction for the charge for mortality and expense risks. This charge is used to compensate AUSA Life for its assumption of certain mortality and expense risks. The daily amount of this charge is equal to the net assets of the Sub-Account times the daily pro rata portion of the annual Mortality and Expense Risk Charge rate. This annual rate is equal to ninety one-hundredths of one per cent (0.90%) and is multiplied times the net assets of the Sub-Account; minus


      (3) The accrued amount of reserve for any taxes or other economic burden resulting from the application of tax laws that are determined by AUSA Life to be properly attributable to the Sub-Account; and the result divided by

           (4) The number of outstanding units in the Sub-Account.

      VALUATION DATE AND VALUATION PERIOD.   The net asset value per share of
shares of the Fund is determined, once daily, as of the close of the regular session of business on the New York Stock Exchange ("Exchange") (usually 4:00 p.m., Eastern time), on each day the Exchange is open.

                       INVESTMENTS OF THE SERIES ACCOUNT

WRL SERIES FUND, INC.

      The Series Account invests in shares of the Fund, a series mutual fund which is registered with the Securities and Exchange Commission ("Commission") as an open-end diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Fund by the Commission.

      Currently, the Portfolios of the Fund corresponding to the Sub-Accounts of the Series Account are: Aggressive Growth Portfolio, Emerging Growth Portfolio, Growth Portfolio, Global Portfolio, Balanced Portfolio, Strategic Total Return Portfolio, Bond Portfolio, Growth & Income Portfolio, Money Market Portfolio, Tactical Asset Allocation Portfolio, C.A.S.E. Growth Portfolio, Value Equity Portfolio, U.S. Equity Portfolio, International Equity Portfolio and Third Avenue Value Portfolio. The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has an investment objective and policies which are different from those of the other Portfolios. Thus, each Portfolio operates as a separate investment fund, and the income or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio. Pending any prior approval by a state insurance regulatory authority, certain Sub-Accounts and corresponding Portfolios may not be available to residents of some states.


      The investment objective and policies of each Portfolio are summarized below. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE. More detailed information, including a description of risks, can be found in the Prospectus for the Fund which should be read carefully.


      AGGRESSIVE GROWTH PORTFOLIO:   This Portfolio seeks long-term capital
appreciation by investing in a diversified, actively managed portfolio of equity securities.

      EMERGING GROWTH PORTFOLIO:   This Portfolio seeks capital appreciation by
investing primarily in common stocks of small and medium sized companies.

      GROWTH PORTFOLIO:   This Portfolio seeks growth of capital, by investing
primarily in common stocks listed on a national securities exchange or traded on NASDAQ.


      GLOBAL PORTFOLIO:   This Portfolio seeks long-term growth of capital in a
manner consistent with preservation of capital, primarily through investments in common stocks of foreign and domestic issuers.


      THIRD AVENUE VALUE PORTFOLIO:   This Portfolio seeks long-term capital
appreciation by investing primarily in a portfolio of equity securities of well-financed companies believed to be priced below their private market values and debt securities providing strong protective covenants and high, effective rates.


      BALANCED PORTFOLIO:   This Portfolio seeks preservation of capital,
reduced volatility, and superior long-term risk adjusted returns by investing primarily in common stock, convertible securities and fixed-income securities.

      STRATEGIC TOTAL RETURN PORTFOLIO:   This Portfolio seeks to provide
current income, long-term growth of income and capital appreciation by investing primarily in a blend of equity and fixed-income securities, including common stocks, income producing securities convertible into common stock, and fixed-income securities.


      BOND PORTFOLIO:   This Portfolio seeks the highest possible current
income within the confines of the primary goal of insuring the protection of capital by investing at least 65%, and usually a higher percentage, of its assets in debt securities issued by the U.S. Government and its agencies and instrumentalities and in other medium to high-quality debt securities.

      GROWTH & INCOME PORTFOLIO:   This Portfolio seeks total return by
investing in securities that have defensive characteristics. The Portfolio will invest primarily in a diversified portfolio of equity and debt securities with an emphasis on sector investing.

      MONEY MARKET PORTFOLIO:   This Portfolio seeks to obtain maximum current
income consistent with preservation of principal and maintenance of liquidity. The Portfolio maintains a dollar-weighted average portfolio maturity of not more than 90 days by investing in U.S. dollar-denominated securities which have effective maturities of not more than 13 months and present minimal credit risks.


      TACTICAL ASSET ALLOCATION PORTFOLIO:   This Portfolio seeks preservation
of capital and competitive investment returns by investing primarily in stocks, United States Treasury bonds, notes and bills, and money market funds.


      C.A.S.E. GROWTH PORTFOLIO:   This Portfolio seeks annual growth of
capital through investment in companies whose management, financial resources and fundamentals appear attractive on a scale measured against each company's present value.


      VALUE EQUITY PORTFOLIO:   This Portfolio seeks to achieve maximum,
consistent total return with minimum risk to principal by investing primarily in common stocks with above-average statistical value which, in the Sub-Adviser's opinion, are in fundamentally attractive industries and are undervalued at the time of purchase.

      INTERNATIONAL EQUITY PORTFOLIO:   This Portfolio seeks long-term growth
of capital by investing primarily in the common stock of foreign issuers traded on overseas exchanges and in foreign over-the-counter markets.

      U.S. EQUITY PORTFOLIO:   This Portfolio seeks long-term growth of capital
by investing primarily in equity securities of U.S. companies.


      WRL Management, an affiliate of AUSA Life, located at 201 Highland Avenue, Largo, FL 33770, a wholly-owned subsidiary of Western Reserve Life Assurance Co. of Ohio ("Western Reserve"), serves as investment adviser to the Fund and manages the Fund in accordance with policies and guidelines established by the Board of Directors of the Fund. AUSA Life, WRL Management and Western Reserve are affiliates.

      Each Sub-Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

      Janus Capital Corporation ("Janus") is as sub-adviser to the Growth and Global Portfolios of the Fund. WRL Management and Janus will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets each of the Growth Portfolio and the Global Portfolio.


      AEGON USA Investment Management, Inc. ("AIMI") is sub-adviser to the Balanced Portfolio and the Bond Portfolio of the Fund. AIMI is a wholly-owned subsidiary of AEGON USA and thus is an affiliate of AUSA Life. WRL Management and AIMI will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Balanced Portfolio. WRL Management will receive monthly compensation at a current annual rate of 0.45% and AIMI will receive 0.20% of the aggregate average daily net assets of the Bond Portfolio. AIMI's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Balanced and Bond Portfolios pursuant to any expense limitation or other reimbursement.

      Van Kampen American Capital Asset Management, Inc. ("Van Kampen American Capital") is sub-adviser to the Emerging Growth Portfolio of the Fund. Van Kampen American Capital is an indirect wholly-owned subsidiary of VK/AC Holding, Inc., ("VK/AC Holding"). VK/AC Holding is a wholly-owned subsidiary of MSAM Holdings II, Inc., which, in turn, is a wholly-owned subsidiary of Morgan Stanley Group, Inc. WRL Management and Van Kampen American Capital will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Emerging Growth Portfolio. Van Kampen American Capital's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Emerging Growth Portfolio pursuant to any expense limitation or other reimbursement.

      Luther King Capital Management Corporation ("Luther King") is sub-adviser to the Strategic Total Return Portfolio of the Fund. Ultimate control of Luther King is exercised by J. Luther King, Jr. WRL Management and Luther King will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Strategic Total Return Portfolio.

Federated Investment Counseling ("Federated") is sub-adviser to the Growth & Income Portfolio of the Fund. Federated is a wholly-owned subsidiary of Federated Investors. WRL Management will receive monthly compensation at the current annual rate of 0.75% of the aggregate average daily net assets of the Growth & Income Portfolio. From this amount, as compensation of its services, Federated will receive payments of fees equal to 0.50% of the first $30 million of average daily net assets, 0.35% of the next $20 million of average daily net assets, and 0.25% of average daily net assets in excess of $50 million of the Growth & Income Portfolio.

Fred Alger Management, Inc. ("Fred Alger") is sub-adviser to the Aggressive Growth Portfolio of the Fund. Fred Alger is a wholly-owned subsidiary of Fred Alger & Company, Incorporated, which in turn is a wholly-owned subsidiary of Alger Associates, Inc., a financial services holding company controlled by Fred
M. Alger. WRL Management and Fred Alger will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Aggressive Growth Portfolio.

      Dean Investment Associates, a Division of C.H. Dean and Associates, Inc. ("Dean") is sub-adviser to the Tactical Asset Allocation Portfolio of the Fund. Dean is wholly-owned by C.H. Dean and Associates, Inc. WRL Management and Dean will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Tactical Asset Allocation Portfolio. Dean's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Tactical Asset Allocation Portfolio pursuant to any expense limitation or other reimbursement.


      J.P. Morgan Investment Management Inc. ("J.P. Morgan" is sub-adviser to the Money Market Portfolio of the Fund. J.P. Morgan is a wholly-owned subsidiary of J.P. Morgan & Co. Incorporated. WRL Management will receive monthly compensation at the current annual rate of 0.40% of the aggregate average daily net assets of the Money Market Portfolio. From this amount, as compensation for its services, J.P. Morgan will receive 0.15% of the average daily net assets of the Money Market Portfolio.


      C.A.S.E. Management, Inc. ("C.A.S.E.") is sub-adviser to the C.A.S.E. Growth Portfolio of the Fund. C.A.S.E. is a wholly-owned subsidiary of C.A.S.E. Inc. C.A.S.E. Inc. is indirectly controlled by William Edward Lange, president and chief executive officer of C.A.S.E. WRL Management and C.A.S.E. will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the C.A.S.E. Growth Portfolio.

      NWQ Investment Management Company, Inc. ("NWQ Investment") is sub-adviser to the Value Equity Portfolio of the Fund. NWQ Investment was founded in 1982 and is a wholly-owned subsidiary of United Asset Management Corporation. WRL Management and NWQ Investment will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Value Equity Portfolio. NWQ Investment's compensation will be reduced by 50% of the amount paid by AUSA Life on behalf of the Value Equity Portfolio pursuant to any expense limitation or other reimbursement.


      Scottish Equitable Investment Management Limited ("Scottish Equitable") is a co-sub-adviser to the International Equity Portfolio. Scottish Equitable is a wholly-owned subsidiary of Scottish Equitable plc, successor to Scottish Equitable Life Assurance Society, which was founded in Edinburgh in 1831. Scottish Equitable is also an indirect wholly-owned subsidiary of AEGON nv. WRL Management receives monthly compensation at the annual rate of 1.00% of the aggregate average daily net assets of the International Equity Portfolio. From this amount, Scottish Equitable receives 0.50% of average daily net assets of the Portfolio managed by Scottish Equitable.

      GE Investment Management Incorporated ("GEIM") also is a co-sub-adviser to the International Equity Portfolio and is sub-adviser to the U.S. Equity Portfolio. GEIM is a wholly-owned subsidiary of General Electric Company ("GE"). GEIM's principal officers and directors serve in similar capacities with respect to General Electric Investment Corporation ("GEIC," and, together with GEIM and their predecessors, collectively referred to as "GE Investments"), which like GEIM is a wholly-owned subsidiary of GE. WRL Management receives monthly compensation at the annual rate of 1.00% of the aggregate average daily net assets of the International Equity Portfolio. From this amount, GEIM, receives 0.50% of average daily net assets of the Portfolio managed by GEIM.

      With respect to the U.S. Equity Portfolio, WRL Management and GEIM will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the U.S. Equity Portfolio.


      EQSF Advisers, Inc. ("EQSF") is sub-adviser to the Third Avenue Value Portfolio. EQSF is a New York corporation organized in 1988 and is controlled by Martin J. Whitman. WRL Management and EQSF will divide equally monthly compensation at the current annual rate of 0.80% of the aggregate average daily net assets of the Third Avenue Value Portfolio. EQSF's compensation will be reduced by 50% of the amount paid by WRL Management on behalf of the Third Avenue Value Portfolio pursuant to any expense limitation or other reimbursement.


      In addition to the Series Account, shares of the Fund are also sold to the WRL Series Life Account and WRL Series Annuity Account, separate accounts established by Western Reserve for its variable life insurance policies and variable annuity contracts, the PFL Endeavor Variable Annuity Account, PFL Endeavor Platinum Variable Annuity Account, and PFL Variable Annuity Account A, separate accounts of PFL Life Insurance Company, and the AUSA Endeavor Variable Annuity Account, a separate account of AUSA Life Insurance Company, Inc., all affiliates of AUSA Life. Shares of the Fund may in the future be sold to other separate accounts, including separate accounts established for variable life insurance policies or variable annuity contracts issued by AUSA Life or its affiliates. It is conceivable that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Fund simultaneously. Although neither AUSA Life nor the Fund currently foresees any such disadvantages, either to variable life insurance policyowners or to variable annuity contract owners, the Fund's Board of Directors intends to monitor events in order to identify any material conflicts between the interests of such variable life insurance policyowners and variable annuity contract owners and to determine what action, if any, it should take. Such action could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners. If the Board of Directors were to conclude that separate funds should be established for variable life and variable annuity separate accounts, AUSA Life will bear the attendant expenses, but variable life insurance policyowners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.


ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

      AUSA Life reserves the right to transfer assets of the Series Account to another separate account which AUSA Life determines to be associated with the class of contracts to which the Policy belongs. AUSA Life also reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the investments that are held by any Sub-Account or that any Sub-Account may purchase. Any such addition, deletion or substitution by AUSA Life of shares of another Portfolio of the Fund or of another open-end, registered investment company, will only be taken if the shares of a Portfolio are no longer available for investment, or if in AUSA Life's judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Series Account. AUSA Life will not add, delete or substitute any shares attributable to a Policyowner's interest in a Sub-Account of the Series Account without notice to and prior approval of the Commission, to the extent required by the 1940 Act or other applicable law. Nothing contained herein shall prevent the Series Account from purchasing other securities for other Portfolios or classes of policies, or from permitting a conversion between Portfolios or classes of policies on the basis of requests made by Policyowners.

      AUSA Life also reserves the right to establish additional Sub-Accounts of the Series Account, each of which would invest in a new Portfolio of the Fund, or in shares of another investment company, with a specified investment objective. New Sub-Accounts may be established when, in the sole discretion of AUSA Life, marketing, tax or investment conditions warrant, and any new Sub-Accounts will be made available to existing Policyowners on a basis to be determined by AUSA Life. AUSA Life may also eliminate one or more Sub-Accounts if, in its sole discretion, marketing, tax, or investment conditions warrant.

      In the event of any such substitution or change, AUSA Life may by appropriate endorsement make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by AUSA Life to be in the best interests of persons having voting rights under the Policies, and when permitted by law, the Series Account may be (1) operated as a management company under the 1940 Act, (2) deregistered under the 1940 Act in the event such registration is no longer required, (3) managed under the direction of a committee, or (4) combined with one or more other separate accounts, or sub-accounts.

                      PAYMENT AND ALLOCATION OF PREMIUMS

ISSUANCE OF A POLICY


      Individuals wishing to purchase a Policy must send a completed application to AUSA Life, P.O. Box 9054, Clearwater, Florida 33758-9054. Under AUSA Life's current rules, the minimum Specified Amount of a Policy is generally $100,000. Policies will generally be issued only to Joint Insureds ages 1 to 85 who supply satisfactory evidence of insurability sufficient to AUSA Life.


      The younger Joint Insured must be no older than age 80. Further, the sum of the ages of the Joint Insureds cannot exceed the total of 160 years (see Policy Lapse and Reinstatement - Lapse, p. 25). AUSA Life may, however, at its sole discretion, issue a Policy with a younger Joint Insured above the age of
80. Acceptance is subject to AUSA Life's underwriting rules and Western Reserve reserves the right to reject an application for any reason permitted by law.

PREMIUMS

      Subject to certain limitations, a Policyowner has flexibility in determining the frequency and amount of premiums.

      PREMIUM FLEXIBILITY.   Unlike conventional insurance policies, this
Policy frees the Policyowner from the requirement that premiums be paid in accordance with a rigid and inflexible premium schedule. AUSA Life may require the Policyowner to pay an Initial Premium at least equal to a minimum monthly guarantee premium set forth in the Policy before issuing the Policy. (See Charges and Deductions - Premium Expense Charge, p. 26.) Thereafter, subject to the minimum and maximum premium limitations described below, a Policyowner may make unscheduled premium payments at any time in any amount.

      PLANNED PERIODIC PREMIUMS.   Each Policyowner will determine a Planned
Periodic Premium schedule that provides for the payment of a level premium at a fixed interval over a specified period of time. The Policyowner is not required to pay premiums in accordance with this schedule. Furthermore, the Policyowner has considerable flexibility to alter the amount, frequency, and the time period over which Planned Periodic Premiums are paid.

      The payment of a Planned Periodic Premium will not guarantee that the Policy remains In Force. Instead, the duration of the Policy depends upon the Policy's Net Surrender Value. Thus, even if Planned Periodic Premiums are paid by the Policyowner, the Policy will nonetheless lapse any time Net Surrender Value is insufficient to pay certain monthly charges, and a grace period expires without a sufficient payment. However, until the No Lapse Date as provided in the Policy, the Policy will remain In Force and no grace period will begin provided there has been no addition of any riders and the total of the premiums received (minus any withdrawals and any outstanding loans) is equal to or exceeds the minimum monthly guarantee premium set forth in the Policy times the number of months since the Policy Date, including the current month. (See Policy Lapse and Reinstatement - Lapse, p. 25.)

      PREMIUM LIMITATIONS.   In no event may the total of all premiums paid,
both scheduled and unscheduled, exceed the current maximum premium limitations which qualify the Policy as life insurance according to Federal tax laws. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, AUSA Life will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the current maximum premium limitations set forth in the Policy. Every premium payment, whether scheduled or unscheduled, must be at least the minimum payment amount required. Under AUSA Life's current rules, the minimum payment amount is $100. Premium payments less than this minimum amount may be returned to the Policyowner.

      PAYMENT OF PREMIUMS.   Payments made by the Policyowner will be treated
as a premium payment unless clearly marked as loan repayments. Certain charges will be deducted from each premium payment. (See Charges and Deductions - Premium Expense Charge, p. 26.)

      As an accommodation to Policyowners, AUSA Life will accept transmittal of Initial and subsequent Premiums of at least $1,000 by wire transfer. For an Initial Premium, the wire transfer must be accompanied by a simultaneous telephone facsimile transmission ("FAX") of a completed application. An Initial Premium of $2,000 or more accepted via wire transfer with FAX will be allocated in accordance with current procedures explained in the next section entitled "Allocation of Premiums and Cash Value - Allocations of Net Premiums," below. An Initial Premium made by wire transfer not accompanied by a simultaneous FAX, or accompanied by a FAX of an incomplete application, will be retained for a period up to five business days while AUSA Life attempts to obtain the FAX or complete the essential information required to establish the Policy and allocate the Initial Premium at the unit value next determined after receipt of the FAX or information necessary to complete the application. If AUSA Life cannot obtain the FAX or essential information within five business days, AUSA Life will return the Initial Premium to the applicant, unless the applicant consents to allow AUSA Life to retain the Initial Premium until the required FAX or essential information is received.

      In the event the application with original signature is received and the allocation instructions in that application, for any reason, are inconsistent with those previously designated on the FAX, the Initial Premium will be reallocated on the first Valuation Date on or following the Record Date in accordance with the allocation instructions in the application with original signature.

      Policyowners wishing to make payments via bank wire should instruct their banks to wire Federal Funds as follows:

      Barnett Bank of Pinellas County
      ABA #
      For credit to: AUSA Life
      Account #: 1263627596
      Policyowner's Name:
      Policy Number:
      Attention: General Accounting
      Fax Number: (813) 588-1620

ALLOCATION OF PREMIUMS AND CASH VALUE

      NET PREMIUMS.   The Net Premium equals the premium paid less the premium
expense charges. (See Charges and Deductions - Premium Expense Charge, p. 26.) When an Initial Premium accompanies the application, monthly deductions from the Cash Value of the Policy commence on the Policy Date.

      ALLOCATION OF NET PREMIUMS.   In the application for a Policy, the
Policyowner will allocate Net Premiums to one or more of the Sub-Accounts of the Series Account, to the Fixed Account, or to a combination of both. Notwithstanding the allocation in the application, the Initial Premium, less charges, will first be allocated, on the first Valuation Date on or following the Policy Date, to the Sub-Account of the Series Account that invests exclusively in shares of the Money Market Portfolio, and will be reallocated in accordance with the Policyowner's directions in the application on the first Valuation Date on or following the Record Date. The Record Date of the Policy will be the date on which the

Policy is recorded on AUSA Life's books as an In Force Policy. (See Payment and Allocation of Premiums beginning on p. 21, and Policy Benefits - When Conditional Life Insurance Coverage Begins p. 17.)

      Net Premiums paid after the Record Date will be allocated in accordance with the Policyowner's instructions in the application. AUSA Life does not currently require that allocation of Net Premiums to an Account meet a minimum percentage. AUSA Life does reserve the right to limit allocation of Net Premiums to any Account to no less than 10% of each Net Premium payment. No fractional percentages are permitted. The allocation of future Net Premiums may be changed without charge at any time by providing AUSA Life with written notification from the Policyowner, or by telephone by calling AUSA Life's toll-free number, 1-800-322-7160. AUSA Life will employ the same procedures to confirm that such telephone instructions are genuine as it employs regarding transfers among Sub-Accounts and the Fixed Account by telephone. Upon instructions from the Policyowner, the registered representative/agent of record may also change the allocation of future Net Premiums. AUSA Life reserves the right to limit the number of changes of the allocation of Net Premiums to one per year. Investment returns from the amounts allocated to Sub-Accounts of the Series Account will vary with the investment experience of these Sub-Accounts and the Policyowner bears the entire investment risk.

      TRANSFERS.   Cash Value may be transferred among the Sub-Accounts of the
Series Account or from the Sub-Accounts to the Fixed Account. Transfers may also be made from the Fixed Account to the Sub-Accounts, subject to certain restrictions. (See The Fixed Account - Allocations, Transfers and Withdrawals, p. 34.) The amount of Cash Value available for transfer from any Sub-Account, or the Fixed Account, is determined at the end of the Valuation Period during which the transfer request is received at AUSA Life's Administrative Office. The net asset value for each share of the corresponding Portfolio of any Sub-Account is determined, once daily, as of the close of the regular business session of the New York Stock Exchange ("Exchange") (usually 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. (See Policy Benefits - Cash Value - Valuation Date and Valuation Period, p. 18.) Therefore, any transfer request received after the close of the regular business session of the Exchange, on any day the Exchange is open, will be processed on the next day the Exchange is open for business, utilizing the net asset value for each share of the applicable Portfolio determined as of the close of the regular business session of the Exchange. Cash Value available for transfer from the Fixed Account will be determined in the same manner.

      Policyowners may make transfer requests in writing, or by telephone. Written requests must be in a form acceptable to AUSA Life. The registered representative/agent of record for the Policy may, upon instruction from the Policyowner for each transfer, make telephone transfers upon request without the necessity for the Policyowner to have previously authorized telephone transfers in writing. If, for any reason, a Policyowner does not want the ability to make transfers by telephone, the Policyowner should provide written notice to AUSA Life at its Administrative Office. All telephone transfers should be made by calling AUSA Life at the toll-free number: 1-800-322-7160. AUSA Life will not be liable for complying with telephone instructions it reasonably believes to be authentic, nor for any loss, damage, cost or expense in acting on such telephone instructions, and Policyowners will bear the risk of any such loss. AUSA Life will employ reasonable procedures to confirm that telephone instructions are genuine. If AUSA Life does not employ such procedures, it may be liable for losses due to unauthorized or fraudulent instructions. Such procedures may include, among others, requiring forms of personal identification prior to acting upon such telephone instructions, providing written confirmation of such transactions to Policyowners and/or tape recording of telephone transfer request instructions received from Policyowners. AUSA Life may, at any time, revoke or modify the transfer privilege. Under AUSA Life's current procedures, it will effect transfers and determine all values in connection with transfers at the end of the Valuation Period during which the transfer request is received at AUSA Life's Administrative Office.

      Twelve Cash Value transfers are permitted without charge during any one Policy year. AUSA Life will impose a charge of $10 for each subsequent transfer. The transfer charge will not be increased. (See Optional Cash Value Charges - Cash Value Transfers, p. 28.) All transfers made in any one day will be considered a single transfer and any transfer charges will be deducted in an equal amount from each Sub-Account from which a transfer was made. Transfers resulting from policy loans, the exercise of conversion rights, and the reallocation of Cash Value immediately after the Record Date, will not be treated as a transfer for the purpose of this charge. No transfer charge will apply to transfers from the Fixed Account to a Sub-Account or to the exercise of the conversion rights. (See Policy Rights - Conversion Rights, p. 31.)

      AUSA Life or an affiliate may provide administrative or other support services to independent third parties authorized by Policyowners to conduct transfers on a Policyowner's behalf, or who provide recommendations as to how Sub-Account values should be allocated. This includes, but is not limited to, transferring Sub-Account values among Sub-Accounts in accordance with various investment allocation strategies such third party may employ. Such independent third parties may or may not be appointed AUSA Life agents for the sale of Policies. However, AUSA LIFE DOES NOT ENGAGE ANY THIRD PARTIES TO OFFER INVESTMENT ALLOCATION SERVICES OF ANY TYPE, SO THAT PERSONS OR FIRMS OFFERING SUCH SERVICES DO SO INDEPENDENT FROM ANY AGENCY RELATIONSHIP THEY MAY HAVE WITH AUSA LIFE FOR THE SALE OF POLICIES. AUSA LIFE THEREFORE TAKES NO RESPONSIBILITY FOR THE INVESTMENT ALLOCATIONS AND TRANSFERS TRANSACTED ON A

POLICYOWNER'S BEHALF BY SUCH THIRD PARTIES OR ANY INVESTMENT ALLOCATION RECOMMENDATIONS MADE BY SUCH PARTIES. AUSA Life does not currently charge a Policyowner any additional fees for providing these support services.


DOLLAR COST AVERAGING


      The Policyowner may direct AUSA Life to automatically transfer specified amounts from the Money Market Sub-Account, the Bond Sub-Account, the Fixed Account or any combination of these Accounts on a monthly basis to a Sub-Account. This service is intended to allow the Owner to utilize "Dollar Cost Averaging," a long-term investment strategy which provides for regular, level investments over time. AUSA Life makes no guarantees that Dollar Cost Averaging will result in a profit or protect against loss. To qualify for Dollar Cost Averaging a minimum of $10,000 must be in each Account from which transfers will be made and at least $1,000, in the aggregate, must be transferred each month, unless AUSA Life consents to a smaller amount.



      To further qualify for Dollar Cost Averaging from the Fixed Account, no more than one-tenth (1/10) of the amount in the Fixed Account at the commencement of Dollar Cost Averaging can be transferred each month. Other types of transfers from the Fixed Account may also be subject to certain other restrictions. (See The Fixed Account -- Allocations, Transfers and Withdrawals on p. 34.)


      A written election of this service, on a form provided by AUSA Life, must be completed by the Policyowner in order to begin transfers. The first transfer will occur during the month which follows receipt of the form, providing the form is received by the 25th day of the month. Once elected, transfers from the Money Market or Bond Sub-Accounts or the Fixed Account will be processed monthly until the entire value of each Account from which transfers are made is completely depleted or the Policyowner instructs AUSA Life in writing to cancel the monthly transfers. For example, if $15,000 was allocated to the Money Market Sub-Account and $10,000 was allocated to the Bond Sub-Account and transfers of $500 are made each month from each of these Sub-Accounts to the Growth Sub-Account, transfers of $500 per month would continue to be made from the Money Market Sub-Account even though transfers from the Bond Sub-Account had ceased as a result of depletion of value.


      There is no charge for Dollar Cost Averaging. However, each transfer which occurs under the Dollar Cost Averaging service will be counted towards the twelve free transfers allowed during each Policy year. (See Allocation of Premiums and Cash Value - Transfers on p. 23.) AUSA Life may discontinue, modify, or suspend Dollar Cost Averaging at any time, following prior written notice to Policyowners. Dollar Cost Averaging is not available if the Owner has elected the Asset Rebalancing Program, or has elected an asset allocation service provided by a third party.

ASSET REBALANCING PROGRAM

      AUSA Life will offer a program under which the Policyowner may authorize AUSA Life to transfer automatically Cash Value periodically to maintain a particular percentage allocation among the Sub-Accounts. The Cash Value allocated to each Sub-Account will grow or decline in value at different rates. The Asset Rebalancing Program automatically reallocates the Cash Value in the Sub-Accounts at the end of each period to match the Contract's currently effective Net Premium allocation schedule. The Asset Rebalancing Program is intended to transfer Cash Value from those Sub-Accounts that have increased in value to those Sub-Accounts that have declined in value. Over time, this method of investing may help an Owner buy low and sell high. This investment method does not guarantee gains, nor does it assure that any Sub-Account will not have losses.

      To qualify for Asset Rebalancing, a minimum Cash Value of $10,000 for an existing Policy, or a minimum Initial Premium of $10,000 for a new Policy, is required. To participate in the Asset Rebalancing Program, a properly completed Asset Rebalancing Request Form must be received by AUSA Life at its Administrative Office. An Asset Rebalancing Form is available upon request.

      Owners may elect rebalancing to occur on each quarterly, semi-annual or annual anniversary of the Policy Date. Following receipt of the Asset Rebalancing Request Form, AUSA Life will effect the initial rebalancing of Cash Value on the next such anniversary, in accordance with the Policy's current Net Premium allocation schedule. The amounts transferred will be credited at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the New York Stock Exchange is closed, rebalancing will occur on the next day the New York Stock Exchange is open. The Asset Rebalancing Program is available only before the Maturity Date, and is not available if the Policyowner has elected Dollar Cost Averaging, or has elected an asset allocation service provided by a third party. There is no charge for the Asset Rebalancing Program. However, each reallocation which occurs under the Asset Rebalancing Program will be counted towards the twelve free transfers allowed during each Policy year. (See Allocation of Premiums and Cash Value - Transfers on p. 23.)

      The Policyowner may terminate participation at any time in the Asset Rebalancing Program by oral or written request to AUSA Life. Participation in the Asset Rebalancing Program will terminate automatically if any transfer is made to, or from, any Sub-Account, other than on account of a scheduled rebalancing. If the Policyowner wishes to resume the Asset Rebalancing Program after it has been canceled, a new Asset Rebalancing Request Form must be completed and sent to AUSA Life. The Policyowner may start and stop participation in the Asset Rebalancing Program at any time; however, AUSA Life reserves the right to restrict entry into the Asset Rebalancing Program to once per Policy year. Cash Value allocated to the Fixed Account may not be included in the Asset Rebalancing Program.

      AUSA Life may discontinue, modify, or suspend, the Asset Rebalancing Program at any time following prior written notice to Policyowners.

POLICY LAPSE AND REINSTATEMENT


      LAPSE.   Unlike conventional life insurance policies, the failure to make a Planned Periodic Premium payment will not itself cause the Policy to lapse. Conversely, paying all Planned Periodic Premium payments will not necessarily guarantee that the Policy will not lapse. For instance, if the conditions explained below are not met, the Policy may lapse prior to the No Lapse Date. Lapse will only occur where Net Surrender Value is insufficient on any Monthly Anniversary to cover the monthly deductions, and a grace period expires without a sufficient payment by the Policyowner. If the Net Surrender Value on any Monthly Anniversary is not sufficient to cover the monthly deductions on such day, AUSA Life will mail a notice to the last known address of the Policyowner(s) and any assignee of record. A grace period of 61 days after the mailing date of the notice will be allowed for the payment of premiums. The notice will specify the minimum payment and the final date on which such payment must be received by AUSA Life to keep the Policy In Force. (See Charges and Deductions, p. 26.)


      However, until the No Lapse Date as provided in the Policy, the Policy will not lapse and no grace period will begin, provided: (1) no riders have been added since the Policy Date, and (2) the total of the premiums received (minus any withdrawals and any outstanding loans) equal or exceed the minimum monthly guarantee premium shown in the Policy times the number of months since the Policy Date, including the current month and, (3) the excess indebtedness (total of all Policy loans less any unearned loan interest on Policy loans) does not exceed the Cash Value (see Policy Rights - Loan Privileges, p. 29). Should the Policyowner(s) request the addition of any rider after the Policy Date but prior to the No Lapse Date, the Policyowner(s) will be notified as to the effect on grace period processing prior to the date the rider is effective.


      Essentially, the Policy will not lapse during the period from the Policy Date until the No Lapse Date (the "No Lapse Period"), as long as the conditions in (1), (2) and (3) immediately above have been met, and even though Net Surrender Value at any point during the No Lapse Period is insufficient to cover a monthly deduction and the grace period has expired without a payment sufficient to cover the monthly deduction. Such a Lapse could happen if the investment experience has been sufficiently unfavorable to have resulted in a decrease in the Net Surrender Value, or the Net Surrender Value has decreased because not enough premiums have been paid to offset the monthly charges.

      When the conditions in (1), (2) and (3) above have not been met, or they have been met, but the Policy is beyond the No Lapse Date, and Net Surrender Value is insufficient to cover the monthly deduction, AUSA Life will notify the Policyowner and any assignee of record of the minimum payment needed to keep the Policy In Force. The Policyowner will then have a grace period of 61 days, measured from the date notice is mailed to the Policyowner, for AUSA Life to receive sufficient payments. If AUSA Life does not receive a sufficient payment within the grace period, Lapse of the Policy will result. If a sufficient payment is received during the grace period, any resulting Net Premium will be allocated among the Accounts, and any monthly deductions due will be charged to such Accounts, in accordance with the Policyowner's then current instructions. (See Allocation of Premiums and Cash Value - Allocation of Net Premiums, p. 22, and Charges and Deductions - Cash Value Charges, p. 27.) If the Surviving Insured dies during the grace period, the death benefit proceeds will equal the amount of the death benefit proceeds immediately prior to the commencement of the grace period, reduced by any due and unpaid charges.

      The duration of the period of time between the Policy Date and the No Lapse Date is selected by the Policyowner at time of application for the Policy, and may be either, (1) the later of attained target premium age 65 or five Policy years, or (2) the later of attained target premium age 75 or five Policy years. The amount of the minimum monthly guarantee premium will vary according to whether (1) or (2) is chosen. Neither (1) nor (2) may exceed target premium age 85. The target premium age equals the average of the ages of the Joint Insureds at time of Policy issue, rounded down to the closer age, not to exceed the younger Joint Insured's age, plus ten years. For example, if the ages of the Joint Insureds at time of Policy issue are 46 and 48, the target premium age is 47. If the ages at time of Policy issue are 45 and 48, the target premium age is 46. If the ages at time of Policy issue are 50 and 80, the target premium age is 60. The target premium attained age equals the target premium age plus the number of completed Policy years.

      REINSTATEMENT.   A lapsed Policy may be reinstated any time within five
years after the date of lapse and before the Maturity Date by submitting the following items to Western Reserve:

      1. A written application for reinstatement from the Policyowner;

      2. Evidence of insurability from each Joint Insured satisfactory to AUSA Life; and

      3. A premium that, after the deduction of premium expense charges, is large enough to cover:

         (a) one monthly deduction at the time of termination;

         (b) the next two monthly deductions which will become due after the time of reinstatement; and

         (c) an amount sufficient to cover any surrender charge (as described below) as of the date of reinstatement.

      AUSA Life reserves the right to decline a reinstatement request. Any indebtedness on the date of Lapse will not be reinstated. The Cash Value of the Loan Reserve on the date of reinstatement will be zero. The amount of Net Surrender Value on the date of reinstatement will be equal to the Net Premiums paid at reinstatement, less the amounts paid in accordance with (a) and (c) above.

      Upon approval of the application for reinstatement, the effective date of reinstatement will be the first Monthly Anniversary on or next following the date AUSA Life approves the application for reinstatement.

                            CHARGES AND DEDUCTIONS

      Charges will be deducted in connection with the Policy to compensate AUSA Life for: (1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy; (3) assuming certain risks in connection with the Policy; and (4) incurring expenses in distributing the Policy. The nature and amount of these charges are described more fully below.

PREMIUM EXPENSE CHARGE

      Prior to allocation of Net Premiums among the Accounts, premiums paid through the end of the tenth Policy year will be reduced by a Premium Expense Charge equal to 6.00% of premiums to compensate AUSA Life for distribution expenses and premium taxes incurred in connection with the Policy. After the tenth Policy year, the Premium Expense Charge reduces to 2.5%.
CONTINGENT SURRENDER CHARGES

      If the Policy is totally surrendered (or the Net Surrender Value is applied under a settlement option) prior to the end of the fifteenth (15th) Policy year, a surrender charge for the initial Specified Amount will be deducted from the Policy's Cash Value. The surrender charge consists of the sum of:


      (a) an administrative component (DEFERRED ISSUE CHARGE), and

      (b) a sales component (DEFERRED SALES CHARGE).

      The sum of (a) and (b) are multiplied by (c), the applicable SURRENDER CHARGE PERCENTAGE.

      (a) DEFERRED ISSUE CHARGE.   The deferred issue charge is a level charge
of $5.00 per thousand of initial Specified Amount. This charge is to assist AUSA Life in recovering the underwriting, processing and start-up expenses incurred in connection with the Policy and the Series Account. These expenses include the cost of processing applications, conducting medical examinations, determining insurability and the Joint Insured's rate class, and establishing Policy records.


      (b) DEFERRED SALES CHARGE.   The deferred sales charge is (1) 26.5% of
the sum of all premiums paid up to the Guideline Premium shown in the Policy and, (2) for the sum of all premiums paid in excess of the first Guideline Premium ("excess premium charge"), a percentage which varies by the Issue Age of the younger Joint Insured as follows:



 Excess Premium         Issue Age Range
     Charge         (Younger Joint Insured)
----------------   ------------------------
        4.2%                  1-55
        3.7%                 56-63
        3.1%                 64-68
        2.5%                 69-73
        2.0%                 74-76
        1.6%                 77-78
        1.2%                 79-80

      The deferred sales charge is designed to assist AUSA Life in recovering distribution expenses incurred in connection with the Policy, including agent sales commissions, the cost of printing prospectuses and sales literature, and any advertising costs. The proceeds of the charge may not be sufficient to cover these expenses. To the extent they are not, AUSA Life will cover the shortfall from its General Account assets, which may include profits from the mortality and expense risk charge under the Policy.

      (c) SURRENDER CHARGE PERCENTAGE.   As stated above, the percentage is
applied to the sum of the deferred issue charge and deferred sales charge due upon any surrender of a Policy during the first fifteen Policy years. In Policy years 1-10 this percentage is 100% for Joint Insureds when the age of the younger of the Joint Insureds is between Ages 0-74, and then declines at the rate of 20% per year until reaching zero at the end of the fifteenth (15th) Policy year as shown below. For Joint Insureds when the age of the younger of the Joint Insureds is between Issue Ages 75-80, this percentage is 100% until the end of the sixth (6th) Policy year, and declines to 0% at the end of the fifteenth (15th) Policy year. Therefore, application of the percentage to the deferred issue charge and deferred sales charge in the event of any surrender during the eleventh through fifteenth Policy year will result in reduced surrender charges. If a surrender occurs after the fifteenth (15th) Policy year, there are no deferred issue or deferred sales charges due. See Example
(2) on p. 27.

                         SURRENDER CHARGE PERCENTAGES


                          Younger Age
                       ------------------
                          Less      75 or
 End of Policy Year*    Than 75     Above
--------------------   ---------   ------
       At Issue          100%       100%
         1-6             100%       100%
          7              100%        97%
          8              100%        88%
          9              100%        80%
          10             100%        73%
          11              80%        66%
          12              60%        60%
          13              40%        40%
          14              20%        20%
         15+               0%         0%


* THE CHARGE ON ANY DATE OTHER THAN AN ANNIVERSARY WILL BE INTERPOLATED BETWEEN THE TWO END OF YEAR CHARGES.


      (d) EXAMPLE (1) Assume a male non-tobacco user age 35 and a female non-tobacco user age 35 purchase a Policy for $100,000 of Specified Amount, paying the Guideline Premium of $806.11, and an additional premium amount of $193.89 in excess of the Guideline Premium, for a total premium of $1,000 per year for four years ($4,000 total for four years), and then surrenders the Policy. The surrender charge would be calculated as follows:



 (a)      Deferred Issue Charge - [100 x $5.00]
          ($5.00/$1,000 of Initial Specified Amount)   =    $ 500.00
 (b)      Deferred Sales Charge:
          (1) 26.5% of Guideline
          Premium paid
          [26.5% x $806.11], and                       =    $ 213.62
          (2) 2.6%  of premiums paid in excess
          of Guideline Premium
          [2.6% x ( (4 x 1,000) - $806.11)]            =    $ 134.14
 (c)      Applicable Surrender Charge                  =         100%
          [(a)$500.00 + (b)($213.62 + $134.14)]
          x 100%
          SURRENDER CHARGE = 847.76 x 100%             =    $ 847.76
                                                            ========


      EXAMPLE (2) - Assume the same facts as in Example (1), EXCEPT the Owner surrenders the Policy on the 14th Policy Anniversary:



 (a)      Deferred Issue Charge - [100 x $5.00]    =    $ 500.00
 (b)      Deferred Sales Charge:
          (1) [26.5% x $806.11], and               =    $ 213.62
          (2) [2.6% x ( (14 x 1,000) - $806.11)]   =    $ 554.14
 (c)      Applicable Surrender Charge              =          20%
          [(a)$500.00 + (b)($213.62 + $554.14)]
          x 20%
          SURRENDER CHARGE = $1,267.76 x 20%       =    $ 253.55
                                                        ========



      If the Owner waits until the 15th Policy Anniversary or after, there will be no surrender charge.




CASH VALUE CHARGES


      Charges will be deducted monthly from the Cash Value of each Policy ("monthly deduction") to compensate AUSA Life for certain administrative costs, the cost of insurance, the monthly death benefit guarantee charge, and optional benefits added by rider. The monthly deduction will be deducted on each Monthly Anniversary, and will be allocated among the Accounts on the same basis as Net Premiums are allocated. If the value of any Account is insufficient to pay its part of the monthly deduction, the monthly deduction will be taken on a pro rata basis from all Accounts. Because portions of the monthly deduction, such as the cost of insurance, can vary from month-to-month, the monthly deduction itself will vary in amount from month-to-month.

      COST OF INSURANCE.   AUSA Life will determine the monthly cost of
insurance charge by multiplying the applicable cost of insurance rates by the net amount at risk for each Policy Month. The net amount at risk for a Policy Month is (a) the death benefit at the beginning of the Policy Month divided by
1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%), less (b) the Cash Value at the beginning of the Policy Month.

      Cost of insurance rates will be based on the sex, Attained Age and rate class of the Joint Insureds, and the length of time a Policy has been In Force. The actual monthly cost of insurance rates will be based on AUSA Life's expectations as to future experience. They will not, however, be greater than the guaranteed cost of insurance rates set forth in the Policy. These guaranteed rates are based on the 1980 Commissioners Standard Ordinary ("1980 C.S.O."), age nearest birthday, Mortality Tables and the sex, Attained Age and rate class of each Joint Insured. The rate class of each Joint Insured is either Select (non-tobacco user), or Standard (tobacco user) or a class which reflects some substandard classification. There is no rate discount for a preferred class. For standard rate classes, i.e., either tobacco user or non-tobacco user classes not rated, these rates will not exceed rates contained in the 1980 C.S.O. Tables. AUSA Life also may guarantee that actual cost of insurance rates will not be changed for a specified period of time (e.g., one year). Any change in the cost of insurance rates will apply to all Joint Insureds of the same age, sex, and rate class whose Policies have been In Force for the same length of time.

      The Policies offered by this Prospectus are based on mortality tables that distinguish between men and women. As a result, the Policy pays different benefits to Joint Insureds who are either both men or women of the same age.


      The rate class of each Joint Insured will affect the cost of insurance rate. For this Policy, AUSA Life currently places Joint Insureds into the following three nonsub-standard rate classes: combination of two non-tobacco users, combination of two tobacco users and the combination of a tobacco user and a non-tobacco user; as well as various other sub-standard rate classes involving a higher mortality risk. In an otherwise identical Policy, the cost of insurance rate is generally higher for tobacco use than for non-tobacco use.



      AUSA Life may also issue certain Policies on a "simplified" or expedited basis to certain categories of individuals (for example, Policies issued at a predetermined Specified Amount or underwritten on a group basis). Policies issued on this basis will have guaranteed cost of insurance rates no higher than the guaranteed rates for Select or Standard categories (as appropriate); however, due to the special underwriting criteria established for these issues, actual rates may be higher or lower than the current cost of insurance rates charged under otherwise identical Policies that are underwritten using standard underwriting criteria.

      MONTHLY DEATH BENEFIT GUARANTEE CHARGE. AUSA Life will deduct a monthly death benefit guarantee charge from each Policy to compensate AUSA Life for the risk of guaranteeing the death benefit for the period chosen by the Owner on the application provided a minimum level of premiums are received. The amount of this charge is set forth on the Policy Schedule Page and will be $0.04 per $1,000 of initial Specified Amount for all classes of Policies. This charge will only be levied during the period between the Policy Date and the No Lapse Date. (See Policy Lapse and Reinstatement - Lapse, p. 25.)


      MONTHLY POLICY CHARGE.   AUSA Life has primary responsibility for the
administration of the Policy and the Series Account. Annual administrative expenses include recordkeeping, processing death benefit claims, Policy changes, reporting and overhead costs. As reimbursement for administrative expenses related to the maintenance of each Policy and the Series Account, AUSA Life assesses a monthly administration charge from each Policy. This charge is currently $5.00 per Policy Month. AUSA Life reserves the right to increase this charge, but it is guaranteed not to exceed $10.00 per Policy Month. AUSA Life reserves the right to waive the Monthly Policy Charge on additional policies issued to existing Policyowners at the time the second policy is issued.


OPTIONAL CASH VALUE CHARGES

      The following optional Cash Value charges will be deducted from the Policy as the result of changes or elections made to the Policy and initiated by the Policyowner.

      OPTIONAL INSURANCE BENEFITS.   The monthly deduction will include charges
for any optional insurance benefits added to the Policy by rider.

      CASH VALUE TRANSFERS.   After twelve (12) free transfers per year, AUSA
Life will impose and deduct from each amount transferred a transfer charge of $10 to compensate AUSA Life for the costs in effectuating the transfer. The transfer charge will not be increased in the future.

      CASH WITHDRAWALS.   A processing fee equal to the lesser of $25 or 2% of
the amount withdrawn will be deducted from amounts withdrawn from the Policy and the balance will then be paid to the Policyowner. This fee will not be increased.

CHARGES AGAINST THE SERIES ACCOUNT

      Certain expenses will be deducted as a percentage of the value of the net assets of the Series Account to compensate AUSA Life for certain risks assumed in connection with the Policy.

      MORTALITY AND EXPENSE RISK CHARGE.   AUSA Life will deduct a daily charge
from the Series Account at an annual rate of 0.90% of the average daily net assets of the Series Account. Under AUSA Life's current procedures, these amounts are paid to the General Account monthly.

      The mortality risk assumed by AUSA Life is that the Surviving Insured may live for a shorter time than projected. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the limits on administrative charges set in the Policies. AUSA Life also assumes risks with respect to other contingencies including the incidence of Policy loans, which may cause AUSA Life to incur greater costs than anticipated when designing the Policies.

      TAXES.   Currently no charge is made to the Series Account for Federal income taxes that may be attributable to the Series Account. AUSA Life may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Series Account may also be made. (See Federal Tax Matters, p. 35.)

EXPENSES OF THE FUND


      Because the Series Account purchases shares of the Portfolios of the Fund, the net assets of the Series Account will reflect the investment management fee and other expenses incurred by the Fund. (See p. 6 for a table of the Fund Annual Expenses and pp. 19-21 for a discussion of the investment management fees of each Portfolio.)

      Effective January 1, 1997, the Fund adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act ("Distribution Plan") and pursuant to the Plan, entered into a Distribution Agreement with ISI, principal underwriter for the Fund.


      Under the Distribution Plan, the Fund, on behalf of the Portfolios, is authorized to pay to various service providers, as direct payment for expenses incurred in connection with the distribution of a Portfolio's shares, amounts equal to actual expenses associated with distributing a Portfolio's shares, up to a maximum rate of 0.15% (fifteen one-hundredths of one percent) on an annualized basis of the average daily net assets. This fee is measured and accrued daily and paid monthly. ISI has determined that it will not seek payment by the Fund of distribution expenses with respect to any Portfolio during the fiscal year ending December 31, 1998. Prior to ISI's seeking reimbursement, Policyowners will be notified in advance.

GROUP OR SPONSORED POLICIES

      A different form of the Policy may be purchased under group or sponsored arrangements ("Group/Sponsored Policies"). Under Group/Sponsored Policies, a trustee, employer or similar entity purchases individual policies covering a group of individuals on a group basis. Examples of such arrangements are employer-sponsored benefit plans which are qualified under Section 401 of the Internal Revenue Code and deferred compensation plans. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

      For Group/Sponsored Policies the premium expense charges, contingent surrender charges, minimum premium and minimum Specified Amount described in "Charges and Deductions" and "Payment and Allocation of Premiums", respectively, may be reduced. AUSA Life will issue Group/ Sponsored Policies in accordance with its rules in effect as of the date an application for a Policy is approved. To qualify for Group/Sponsored Policies, a group or sponsored arrangement must satisfy certain criteria as to, for example, size and number of years in existence. Generally, the sales contacts and effort, administrative costs and mortality cost for Group/ Sponsored Policies take into account such factors as the size of the group or sponsored arrangement, its stability as indicated by its term of existence, the purposes for which Group/ Sponsored Policies are purchased and certain characteristics of its members. The Group/Sponsored Policy's amount of reduction and the criteria for qualification will reflect the reduced sales effort resulting from sales to qualifying groups and sponsored arrangements. Group/Sponsored Policies may not be available in certain states.

      AUSA Life may modify from time to time on a uniform basis the criteria for qualification for Group/Sponsored Policies. In no event, however, will group or sponsored arrangements established for the sole purpose of purchasing Group/ Sponsored Policies, or which have been in existence for less than six months, qualify for such Policies. Group/Sponsored Policies will not be unfairly discriminatory against any person, including the affected Policyowners and all other Policyowners of other forms of Policies funded by the Series Account.

      In 1983 the United States Supreme Court held that certain insurance policies, the benefits under which vary based on sex, may not be used to fund certain employer-sponsored benefit plans and fringe benefit programs. AUSA Life recommends that any employer proposing to offer the Group/ Sponsored Policies to employees under a group or sponsored arrangement consult his or her attorney before doing so. (See Federal Tax Matters - Employment-Related Benefit Plans, p. 38.)

ASSOCIATE POLICIES

      Certain employees, field associates, directors and their relatives may purchase a different form of the Policy ("Associate Policy") under which AUSA Life, in addition to waiving or reducing the premium expense charges, contingent surrender charges, minimum premium and minimum Specified Amount, may waive or reduce the Monthly Policy Charge and the Surrender Charge. The Associate Policy is available to (a) current and retired directors, officers, full-time employees and agents of AUSA Life and its affiliates; (b) current and retired directors, officers, full-time employees and registered representatives of ISI and any broker-dealer which has a sales agreement with ISI; (c) any Trust, pension, profit-sharing or other employee benefit plan of any of the foregoing persons or entities; (d) current and retired directors, officers and full-time employees of WRL Series Fund, Inc. and the IDEX Series Fund, and any investment adviser or investment sub-adviser thereto; and (e) any member of a family of any of the foregoing (e.g., spouse, child, sibling, parent-in-law). AUSA Life reserves the right to modify or terminate this arrangement at any time. The Associate Policy may not be available in certain states.


                                 POLICY RIGHTS

LOAN PRIVILEGES

      POLICY LOAN.   After the first Policy year and so long as the Policy
remains In Force, the Policyowner may borrow money from AUSA Life using the Policy as the only security for the loan. AUSA Life reserves the right to permit a Policy loan prior to the first Policy Anniversary for Policies issued pursuant to a transfer of cash values from another life insurance policy under
Section 1035(a) of the Internal Revenue Code of 1986, as amended. The maximum amount that may be borrowed is 90% of the Cash Value, less any surrender charge and any already outstanding Policy loan. AUSA Life reserves the right to limit the amount of any Policy loan to no less than $500. Outstanding loans have priority over the claims of any assignee or other person. The loan may be repaid totally or in part before the Maturity Date of the Policy and while the Policy is In Force. A loan which is taken from, or secured by, a Policy may have Federal income tax consequences. (See Federal Tax Matters, p. 35.)

      An amount equal to the loan plus interest in advance until the next Policy Anniversary will be withdrawn from the Account or Accounts specified and transferred to the Loan Reserve until the loan is repaid. The Loan Reserve is a portion of the Fixed Account used as Collateral for a Policy loan. The Sub-Accounts of the Series Account may be specified. If no Account is specified, the loan amount will be withdrawn from each Account in the same manner as the current allocation instructions.

      The amount of the loan will normally be paid within seven days after receipt of a proper request in a manner permitted by AUSA Life. Postponement of loans may take place under certain conditions. (See General Provisions - Postponement of Payments, p. 32.) Under AUSA Life's current procedures, at each Anniversary, AUSA Life will compare the amount of the outstanding loan (including loan interest in advance until the next Policy Anniversary, if not paid) to the amount in the Loan Reserve (including interest credited to the Loan Reserve during the previous Policy year). AUSA Life will also make this comparison any time the Policyowner repays all or part of the loan or makes a request to borrow an additional amount. At each such time, if the amount of the outstanding loan exceeds the amount in the Loan Reserve, AUSA Life will withdraw the difference from the Accounts and transfer it to the Loan Reserve in the same manner as when a loan is made. If the amount in the Loan Reserve exceeds the amount of the outstanding loan, AUSA Life will withdraw the difference from the Loan Reserve and transfer it to the Accounts in accordance with the Policyowner's current allocation instructions. AUSA Life reserves the right to require the transfer of such amounts to the Fixed Account, if such loans were originally transferred from the Fixed

Account. (See The Fixed Account, p. 34.) No charge will be imposed for these transfers.


      INTEREST RATE CHARGED.   The interest rate charged on Policy loans will
be at the rate of 5.66% payable annually in advance. If unpaid when due, interest will be added to the amount of the loan and will become part of the loan and bear interest at the same rate. Interest paid on a Policy loan is generally not tax deductible.


      LOAN RESERVE INTEREST RATE CREDITED.   The amount transferred to the Loan
Reserve will accrue interest at a minimum effective annual rate not less than 4%. AUSA Life may credit a higher rate, but is not obligated to do so. Currently, AUSA Life is crediting an effective annual interest rate of 4.75% on all amounts borrowed during the first ten Policy years. On amounts borrowed, after the tenth Policy year, that are part of the Cash Value in excess of the cost basis (premiums less withdrawals) of the Policy the interest rate credited is currently equal to the interest rate being charged on the total loan while the remaining portion, if any, of the loan is credited the current rate of 4.75%.

      EFFECT OF POLICY LOANS.   A Policy loan affects the Policy because the
death benefit and Net Surrender Value under the Policy are reduced by the amount of the loan. Repayment of the loan causes the death benefit and Net Surrender Value to increase by the amount of the repayment.

      As long as a loan is outstanding, an amount equal to the loan plus interest in advance until the next Policy Anniversary is held in the Loan Reserve. This amount will not be affected by the Series Account's investment performance. Amounts transferred from the Series Account to the Loan Reserve will affect the Series Account value because such amounts will be credited with an interest rate declared by AUSA Life rather than a rate of return reflecting the investment performance of the Series Account. (See The Fixed Account - Minimum Guaranteed and Current Interest Rates, p. 34.)

      There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved, as well as adverse tax consequences which occur if a Policy lapses with loans outstanding. (See Federal Tax Matters - Tax Treatment of Policy Benefits, p. 36.)

      INDEBTEDNESS.   Indebtedness equals the total of all Policy loans less
any unearned loan interest on the loans. If indebtedness exceeds the Cash Value less the then applicable surrender charge, AUSA Life will notify the Policyowner and any assignee of record. If a sufficient payment equal to excess indebtedness is not received by AUSA Life within 61 days from the date notice is sent, the Policy will lapse and terminate without value. The Policy, however, may later be reinstated. (See Policy Lapse and Reinstatement, p. 25.)


      REPAYMENT OF INDEBTEDNESS.   Indebtedness may be repaid any time before
the Maturity Date of the Policy and while the Policy is In Force. Payments made by the Policyowner while there is indebtedness will be treated as premium payments unless the Policyowner indicates that the payment should be treated as a loan repayment. (See Policy Rights - Benefits at Maturity, p. 31.) If not repaid, AUSA Life may deduct indebtedness from any amount payable under the Policy. As indebtedness is repaid, the Policy's value in the Loan Reserve securing the indebtedness repaid will be transferred from the Loan Reserve to the Accounts in the same manner as Net Premiums are allocated. However, AUSA Life reserves the right to require the transfer to the Fixed Account. AUSA Life will allocate the repayment of indebtedness at the end of the Valuation Period during which the repayment is received.


SURRENDER PRIVILEGES


      At any time before the earlier of the death of the Surviving Insured or the Maturity Date, the Policyowner may totally surrender the Policy by sending a written request to AUSA Life. The amount available for surrender is the Net Surrender Value at the end of the Valuation Period during which the surrender request is received at AUSA Life's Administrative Office. The Net Surrender Value is equal to the Cash Value as of the date of surrender, less any surrender charge, and less any outstanding Policy loan, plus any unearned loan interest. A Surrender Charge may apply. (See Charges and Deductions - Contingent Surrender Charges, p. 26.) Surrenders from the Series Account will generally be paid within seven days of receipt of the written request. Postponement of payments may, however, occur in certain circumstances. (See General Provisions - Postponement of Payments, p. 32.) Additional restrictions may be applied to surrenders from the Fixed Account. (See The Fixed Account - Allocations, Transfers and Withdrawals, p. 34.) For the protection of Policyowners, all requests for cash withdrawals or total surrenders of more than $100,000, or where the withdrawal or surrender proceeds are to be sent to an address other than the address of record will require a signature guarantee. All required guarantees of signatures must be made by a national or state bank, a member firm of a national stock exchange or any other institution which is an eligible guarantor institution as defined by rules and regulations of the Commission. If the Policyowner is a corporation, partnership, trust or fiduciary, evidence of the authority of the person seeking redemption is required before the request for withdrawal is accepted, including withdrawals under $100,000. For additional information, Policyowners may call AUSA Life at 1-800-322-7160. A cash withdrawal or total surrender may have Federal income tax consequences. (See Federal Tax Matters, p. 35.)


      TOTAL SURRENDERS.   When the Policy is being totally surrendered, the
Policy itself must be returned to AUSA Life along with the request. A Policyowner may elect to have the amount paid in a lump sum or under a settlement option. (See Payment of Policy Benefits - Settlement Options, p. 32.)

      CASH WITHDRAWALS.   Cash withdrawals are available after the first Policy
year. Cash withdrawals are allowed only once each Policy year. For a cash withdrawal, the amount available may be limited to no less than $500 and to no more than 10% of the Net Surrender Value. The amount paid plus a processing fee equal to the lesser of $25 or 2% of the amount withdrawn will be deducted from the Policy's Cash Value at the end of the Valuation Period during which the request is received. The amount will be deducted from the Accounts in the same manner as the current allocation instructions unless the Policyowner directs otherwise.

      Cash withdrawals will affect both the Policy's Cash Value and the death benefit payable under the Policy. The Policy's Cash Value will be reduced by the amount of the cash withdrawal. Moreover, the death benefit proceeds payable under a Policy will generally be reduced by at least the amount of the cash withdrawal.

      In addition, when death benefit Option A is in effect, the Specified Amount will be reduced by the cash withdrawal. No cash withdrawal will be permitted which would result in a Specified Amount lower than the minimum Specified Amount set forth in the Policy or would deny the Policy status as life insurance under the Internal Revenue Code and applicable regulations. (See Cash Value Charges - Cost of Insurance, p. 27; Death Benefit - Insurance Protection, p. 16; and Federal Tax Matters - Tax Treatment of Policy Benefits,
p. 36.)

EXAMINATION OF POLICY PRIVILEGE ("FREE-LOOK")

      The Policyowner may cancel the Policy within 10 days after the Policyowner receives it, or 10 days after AUSA Life mails or delivers a written notice of withdrawal right to the Policyowner or within 45 days after signing the application, whichever is latest. The Policyowner should mail or deliver the Policy to either AUSA Life or the agent who sold it. If the Policy is cancelled in a timely fashion, a refund will be made to the Policyowner. The refund will equal the sum of: (i) the difference between the premiums paid and the amounts allocated to any Accounts under the Policy; (ii) the total amount of monthly deductions made and any other charges imposed on amounts allocated to the Accounts; and (iii) the value of amounts allocated to the Accounts on the date AUSA Life or its agent receives the returned Policy.

CONVERSION RIGHTS

      At any time upon written request within 24 months of the Policy Date, the Policyowner may elect to transfer all Sub-Account values to the Fixed Account. No transfer charge will be assessed.

POLICY SPLIT OPTION

      Subject to AUSA Life's evidence of insurability requirements, the Policyowner may request to split the Policy, not including any riders, and purchase two permanent individual Fixed Account life insurance policies offered at the time of the request; one on the life of each Joint Insured. The Owner may request this Split Option by notifying AUSA Life at its Administrative Office in writing within 90 days following either:

1. The later of the enactment or the effective date of a change in the Federal estate tax laws that would reduce or eliminate the unlimited marital deduction; or

2. The date of entry of a final decree of divorce with respect to the Joint Insureds; or

3. Written confirmation of a dissolution of a business partnership of which the partners are the Joint Insureds.

The conditions listed above do not apply to Policies issued in the state of Pennsylvania.

      If more than one person owns this Policy, each Owner must agree to the split. The initial specified amount for each new policy cannot be greater than 50% of the Policy's Specified Amount, not including the face amount of any riders. The new policies will be subject to AUSA Life's minimum and maximum specified amounts and issue ages for the plan of insurance selected. If one of the Joint Insureds is older that the new policy's maximum issue age at the time the Policy Split Option is requested, AUSA Life's approval must be obtained to exercise the Policy Split Option.

      Cash Value and indebtedness under the Policy will be allocated equally to each of the new policies. If one Joint Insured does not meet AUSA Life's insurability requirements, AUSA Life will pay the Policyowner one half of the Policy's Net Surrender Value and issue only the policy covering that Joint Insured who meets AUSA Life's insurability requirements; or the Policyowner may elect to keep the Policy In Force on both Joint Insureds and no new policies will be issued.

      The premiums for the new policies will be based on each Joint Insured's Attained Age and premium rate class as determined by current evidence of insurability. Premiums will be payable as of the policy dates for each new policy. The policy date for each new policy will be the Monthiversary following notification to AUSA Life to execute the Policy Split Option. The owner and beneficiary for the new policies will be those named in this Policy, unless otherwise specified. Any applicable surrender charge will be deducted from the Policy's Cash Value prior to allocation of the Cash Value to the new policies. Premium expense charges, if any, under the new policies will not be deducted from the Cash Value allocated to the new policies. Any new premium paid to the new policies will be subject to the normal charges, if any, of the new policies at the time the premium is paid.

BENEFITS AT MATURITY


      If either Joint Insured is living and the Policy is In Force, AUSA Life will pay the Net Surrender Value of the Policy on the Maturity Date. (See Cash Value - Net Surrender Value, p. 17.) The Policy will mature on the Anniversary nearest the younger Joint Insured's 100th birthday, if either Joint Insured is living and the Policy is In Force. AUSA Life is willing to extend the Maturity Date provided the Policy is still In Force on the Maturity Date and there are no unfavorable tax consequences. A tax advisor should be consulted about the tax consequences associated with any Maturity Date extension. Extension of the Maturity Date will be made upon mutual agreement between AUSA Life and the Policyowner provided the Policyowner submits a written request to AUSA

Life between 90 and 180 days prior to the Maturity Date, and provided the Policy may be extended with no unfavorable tax consequences to the Policyowner.


PAYMENT OF POLICY BENEFITS

      Death benefits under the Policy will ordinarily be paid within seven days after AUSA Life receives due proof of death of the Surviving Insured, and AUSA Life receives proof that both Joint Insureds died while the Policy was In Force, and verifies the validity of the claim. Other benefits will ordinarily be paid within seven days of receipt of proper written request (including an election as to tax withholding). Payments may be postponed in certain circumstances. (See General Provisions - Postponement of Payments, below and The Fixed Account - Allocations, Transfers and Withdrawals, p. 34.) The Policyowner may decide the form in which the benefits will be paid. During the lifetime of either Joint Insured, the Policyowner may arrange for the death benefits to be paid in a lump sum or under one or more of the settlement options described below. These choices are also available if the Policy is surrendered or matures. If no election is made, AUSA Life will pay the benefits in a lump sum.

      When death benefits are payable in a lump sum, the Beneficiary may select one or more of the settlement options. If death benefits become payable under a settlement option and the Beneficiary has the right to withdraw the entire amount, the Beneficiary may name and change contingent Beneficiaries.

      SETTLEMENT OPTIONS.   Policyowners and Beneficiaries, subject to a prior
election of the Policyowner, may elect to have benefits paid in a lump sum or in accordance with a variety of settlement options offered under the Policy. Once a settlement option is in effect, there will no longer be value in the Series Account or the Fixed Account. AUSA Life may make other settlement options available on the Fixed Account in the future. The effective date of a settlement provision will be either the date of surrender or the date of death of the Surviving Insured. For additional information concerning these options, see the Policy itself.


      OPTION A - PAYMENTS FOR A FIXED PERIOD.   The proceeds plus interest will
be paid in equal monthly installments for the period chosen until paid in full. The period chosen may not exceed 20 years.


      OPTION B - LIFE INCOME.   The proceeds will be paid in equal installments
for the guaranteed payment period elected and continue for the life of the person on whose life the option is based. Such installments will be payable:
(a) during the lifetime of the payee or (b) during a fixed period certain and for the remaining lifetime of the payee or (c) until the sum of installments paid equals the proceeds applied and for the remaining life of the payee. Guaranteed payment periods may be elected for 10 years, or the period in which the total payments will equal the amount retained.

      OPTION C - JOINT AND SURVIVOR LIFE INCOME.   The proceeds will be paid
during the joint lifetime of two persons and continue upon the death of the first payee for the remaining lifetime of the survivor.

                              GENERAL PROVISIONS

POSTPONEMENT OF PAYMENTS

      GENERAL.   Payment of any amount from the Series Account upon complete surrender, cash withdrawal, Policy loan, or benefits payable at death or maturity may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closing, or trading on the New York Stock Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of Policyowners; or
(iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Series Account's net assets. Transfers may also be postponed under these circumstances. For restrictions applicable to payments from the Fixed Account, see The Fixed Account - Allocations, Transfers and Withdrawals, p. 34.

      PAYMENT BY CHECK.   Payments under the Policy of any amounts derived from
premiums paid by check or bank draft may be delayed until such time as the check or bank draft has cleared the Policyowner's bank.

THE CONTRACT

      The Policy and attached copy of the application and any supplemental applications are the entire contract. Only statements in the application and any supplemental applications can be used to void the Policy or defend a claim. The statements are considered representations and not warranties. No Policy provision can be waived or changed except by endorsement. Only the President or Secretary of AUSA Life can agree to change or waive any provisions of the Policy.

SUICIDE

      If either Joint Insured, while sane or insane, commits suicide within two years from the Policy Date or two years from the effective date of any reinstatement of a Policy, the Policy will terminate, and AUSA Life's total liability, including all riders attached to the Policy, will be limited to the total premiums paid within such two year period, less any loan and any prior withdrawals during such period. In that event, such proceeds will be payable to the Policyowner, if surviving, otherwise to the Policyowner's estate. No other death benefit will be payable.

INCONTESTABILITY

      AUSA Life cannot contest the Policy as to the initial Specified Amount after it has been In Force while both Joint Insureds are still alive, for two years from the Policy Date. At the end of the second Policy year, AUSA Life will send the Policyowner a notice requesting to know whether either Joint Insured has died. Failure to notify AUSA Life that a Joint Insured has died will not avoid a contest, if AUSA Life has a basis to contest, even if the Policy is still In Force. If a lapsed

Policy is reinstated, a new two year contestability period (apart from any remaining contestability period) will apply from the date of the application for reinstatement and will apply only to statements made in the application for reinstatement.

CHANGE OF OWNER OR BENEFICIARY

      The Beneficiary, as named in the Policy application or subsequently changed, will receive the Policy benefits at the Surviving Insured's death. If the named Beneficiary dies before the Surviving Insured, the contingent Beneficiary, if named, becomes the Beneficiary. If no Beneficiary survives the Surviving Insured, the benefits payable at the Surviving Insured's death will be paid to the Policyowner or the Policyowner's estate. As long as the Policy is In Force, the Policyowner or Beneficiary may be changed by written request from the Policyowner in a form acceptable to AUSA Life. The Policy need not be returned unless requested by AUSA Life. The change will take effect as of the date the request is signed, regardless of whether either or both Joint Insureds are living when the request is received by AUSA Life. AUSA Life will not, however, be liable for any payment made or action taken before receipt of the request.

ASSIGNMENT

      The Policy may be assigned by the Policyowner. AUSA Life will not be bound by the assignment until a written copy has been received at its Office and will not be liable with respect to any payment made prior to receipt. AUSA Life assumes no responsibility for determining whether an assignment is valid or the extent of the assignee's interest.

MISSTATEMENT OF AGE OR SEX

      If the age or sex of either Joint Insured has been misstated, the death benefit will be adjusted based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age and sex.

REPORTS AND RECORDS

      AUSA Life will maintain all records relating to the Series Account and the Fixed Account. AUSA Life will mail to each Policyowner, at the last known address of record, reports required by applicable laws and or regulations.

      AUSA Life will send Policyowners written confirmation within seven days of the following transactions: unplanned and certain planned premium payments, Cash Value transfers, change in death benefit option or Specified Amount, total surrender or cash withdrawals, and Policy loans or repayments. AUSA Life will also send each Policyowner an annual statement at the end of the Policy year showing for the year, among other things, the month and amount of each: premium payment made, monthly deduction, transfer, cash withdrawal and Policy loan or repayment. The annual statement will also show Policy year-end Net Surrender Value, death benefit and Policy loan value, as well as other Policy activity during the year.

OPTIONAL INSURANCE BENEFITS

      Subject to certain requirements, one or more of the following optional insurance benefits may be added to a Policy by rider. The cost of any optional insurance benefits, including any applicable charge to provide a death benefit guarantee, if any, for the optional insurance benefit until the No Lapse Date, will be deducted as part of the monthly deduction. (See Charges and Deductions
- Optional Cash Value Charges, p. 28.)


      JOINT INSURED TERM RIDER:   Provides the payment of the face amount of
the rider to the Beneficiary for the rider upon receipt of due proof that both Joint Insureds died while the rider was In Force. The cost of insurance rates for this rider increase each year. This rider terminates at the younger Joint Insured's age 95.

      INDIVIDUAL INSURED RIDER:   Provides additional life insurance on the
life of either Joint Insured, and for the payment of the face amount of the rider to the Beneficiary for the rider upon receipt by AUSA Life of written notice that the Insured's death occurred while the rider was In Force. On any Monthiversary while the rider is In Force, the Policyowner may exchange the rider without evidence of insurability for a new policy on the Insured's life. Such new policy will be issued upon written request subject to the following:
(a) the rider has not reached the Anniversary nearest the Insured's 70th birthday; (b) the new policy is on any permanent plan of insurance then offered by AUSA Life; (c) the amount of insurance upon conversion will equal the face amount then In Force under the rider; and (d) the payment of the premium based on the Insured's rate class under the rider. This rider terminates at the Insured's age 95.


      WEALTH PROTECTOR RIDER:   Provides the payment of the face amount of the
rider to the Beneficiary for the rider upon receipt of due proof that both Joint Insureds died while the rider was In Force. The rider has no conversion or exchange privilege. The rider terminates at the earlier of (a) the date the Policy terminates, (b) the fourth Anniversary of the Policy, or (c) the Monthiversary on which the rider is terminated by written notice from the Policyowner to AUSA Life. The cost of insurance rates for this rider do not increase while the rider is In Force.

                               THE FIXED ACCOUNT

      A Policyowner may allocate Net Premiums and transfer Cash Value to the Fixed Account, which is part of AUSA Life's General Account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and neither the Fixed Account nor the General Account has been registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account, the General Account nor any interests therein are generally subject to the provisions of these acts and AUSA Life has been advised that the staff of the Commission has not reviewed the disclosures in this Prospectus relating to the Fixed Account. Disclosures regarding the

Fixed Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

      The portion of the Cash Value allocated to the Fixed Account (the "Fixed Account Value") will be credited with rates of interest, as described below. Because the Fixed Account Value becomes part of AUSA Life's General Account, AUSA Life assumes the risk of investment gain or loss on this amount. All assets in the General Account are subject to AUSA Life's general liabilities from business operations.

FIXED ACCOUNT VALUE

      At the end of any Valuation Period, the Fixed Account Value is equal to:

      1. The sum of all Net Premium payments allocated to the Fixed Account;
          plus
      2. Any amounts transferred from a Sub-Account to the Fixed Account; plus
      3. Total interest credited to the Fixed Account; minus
      4. Any amounts charged to pay for monthly deductions as they are due;
          minus
      5. Any cash withdrawals or surrenders from the Fixed Account; minus
      6. Any amounts transferred to a Sub-Account from the Fixed Account.

MINIMUM GUARANTEED AND CURRENT INTEREST RATES


      The Fixed Account Value, including the Loan Reserve, is guaranteed to accumulate at a minimum effective annual interest rate of 4%. AUSA Life presently credits the Fixed Account Value with current rates in excess of the minimum guarantee but it is not obligated to do so. AUSA Life has no specific formula for determining current interest rates. Some of the factors that AUSA Life may consider, in its sole discretion, in determining whether to credit interest in excess of the 4% guaranteed rate are: general economic trends, rates of return currently available and anticipated on the company's investments, regulatory and tax requirements, and competitive factors. The Fixed Account Value will not share in the investment performance of the company's general account or any portion thereof. Because AUSA Life, at its sole discretion, anticipates changing the current interest rate from time to time, different allocations to and from the Fixed Account Value will be credited different current interest rates.


      AUSA Life further guarantees that when a higher current interest rate is declared on an allocation to the Fixed Account, that interest rate will be guaranteed on such allocation for at least a one year period (the "Guarantee Period"), unless the Cash Value associated with an allocation has been transferred to the Loan Reserve. AUSA Life reserves the right to apply a different current interest rate to that part of the Cash Value equal to the Loan Reserve. At the end of the Guarantee Period, AUSA Life reserves the right to declare a new current interest rate on such allocation and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the Fixed Account on that date). The rate declared on such allocation and accrued interest thereon at the end of each Guarantee Period will be guaranteed again for another Guarantee Period. At the end of any Guarantee Period, any interest credited on the Policy's Cash Value in the Fixed Account in excess of the minimum guaranteed rate of 4% per year will be determined in the sole discretion of AUSA Life. The Policyowner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

      Allocations from the Fixed Account Value to provide: a) cash withdrawal amounts, b) transfers to the Series Account, or c) monthly deduction charges are currently, for the purpose of crediting interest, accounted for on a last in, first out ("LIFO") method.

      AUSA Life reserves the right to change the method of crediting interest from time to time, provided that such changes will not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the Guarantee Period to less than one year.

ALLOCATIONS, TRANSFERS AND WITHDRAWALS


      Net Premium payments and transfers to the Fixed Account will be allocated to the Fixed Account on the first Valuation Date on or following the date AUSA Life receives the payment or transfer request at its Office, except that any allocation of Net Premium received prior to the Policy Date will take place on the Policy Date (or the Record Date, if later).


      For transfers from the Fixed Account to a Sub-Account, AUSA Life reserves the right to require that transfer requests be in writing and received at AUSA Life's Office within 30 days of a Policy Anniversary. Under the Policy, the maximum amount that may be transferred is limited to the greater of (a) 25% of the amount in the Fixed Account, or (b) the amount transferred in the prior Policy year from the Fixed Account, unless AUSA Life consents otherwise. Currently, AUSA Life allows 100% of the amount in the Fixed Account to be transferred within 30 days after each Anniversary. The transfer will take place on the day AUSA Life receives the request. No transfer charge will apply to transfers from the Fixed Account to a Sub-Account. Amounts may be withdrawn from the Fixed Account for Cash Withdrawals and Surrenders only upon written request of the Policyowner and are subject to any applicable requirement for a signature guarantee. (See Policy Rights - Surrender Privileges, p. 30.) AUSA Life further reserves the right to defer payment of transfers, Cash Withdrawals, or Surrenders from the Fixed Account for up to six months. In addition, Policy provisions relating to transfers, Cash Withdrawals or Surrenders from the Series Account will also apply to Fixed Account transactions.

                         DISTRIBUTION OF THE POLICIES

      The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for AUSA Life, are also registered representatives of ISI, an affiliate of AUSA Life and the principal underwriter of the Policies, or of broker-dealers who have entered into written sales agreements with the principal underwriter for promotion and sales of the Policies. ISI is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. No amounts have been retained by ISI for acting as principal underwriter for the Policies. The compensation payable to registered representatives who are appointed agents of AUSA Life for sales of the Policies may vary with the Sales Agreement, but it is not expected to exceed 60% of all premiums paid during the first Policy year, and 3% of all premium payments in years 2 through 10. An additional sales commission of up to 0.10% (ten one-hundredths of one percent) of the Policy's Cash Value is payable on the fifth Policy Anniversary, and on each Anniversary thereafter, provided the Policy's Cash Value at such times, minus any amounts attributable to Policy loans, is at least $10,000. In addition, certain production, persistency and managerial bonuses may also be paid.


                              FEDERAL TAX MATTERS

INTRODUCTION

      The ultimate effect of Federal income taxes on the Cash Value of a Policy and on the economic benefit to the Policyowner or Beneficiary depends on AUSA Life's tax status and upon the tax status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. For complete information on Federal and state tax considerations, a qualified tax adviser should be consulted. No attempt is made to consider any applicable state or other tax laws. Because the discussion herein is based upon AUSA Life's understanding of Federal income tax laws as they are currently interpreted, AUSA Life cannot guarantee the tax status of any Policy. AUSA Life makes no representations regarding the likelihood of continuation of the current Federal income tax laws, Treasury Regulations, or of the current interpretations by the Internal Revenue Service ("IRS"). AUSA Life reserves the right to make changes to the Policy in order to assure that it will continue to qualify as life insurance for tax purposes.

TAX CHARGES

      At the present time, AUSA Life makes no charge for any Federal, state or local taxes (other than premium taxes) that the Company incurs that may be attributable to such Account or to the Policies. AUSA Life, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Series Account or to the Policies.

TAX STATUS OF THE POLICY

      In order to qualify as a life insurance contract for Federal tax purposes, a Policy must meet the definition of a life insurance contract which is set forth in Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). The manner in which Section 7702 should be applied to certain features of the Policy is not directly addressed by Section 7702. Nevertheless, AUSA Life believes it is reasonable to conclude that the Policy will meet the
Section 7702 definition of a life insurance contract. In the absence of final regulations or other pertinent interpretations of Section 7702, however, there is necessarily some uncertainty as to whether a Policy will meet the statutory life insurance contract definition, particularly if it insures substandard risks. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance contract.

      If it is subsequently determined that a Policy does not satisfy Section 7702, AUSA Life will take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702, including possibly refunding any premiums paid that exceed the limitation allowable under Section 7702 (together with interest or other earnings on any such premiums refunded as required by law). For these reasons, AUSA Life reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under
Section 7702.

      Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Series Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for Federal tax purposes. The Series Account, through the Fund, intends to comply with the diversification requirements prescribed by the Treasury in Reg. sec. 1.817-5, which affect how the Fund's assets may be invested. AUSA Life believes that the Fund will be operated in compliance with the requirements prescribed by the Treasury.


      In certain circumstances, owners of variable life insurance policies may be considered the owners, for Federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the owner's gross income. The IRS has stated in published rulings that the owner of a variable life insurance policy will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investment of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

      The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policyowner has additional flexibility in allocating premium payments and Policy values. These differences could result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Series Account. In addition, AUSA Life does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. AUSA Life therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the asset of the Series Account.

      The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS


      1. IN GENERAL. AUSA Life believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code.


      A change in a Policy's Specified Amount, the payment of an unscheduled premium, the taking of a Policy loan, a cash withdrawal, a total surrender, a change of insured, a Policy Lapse with an outstanding indebtedness, a change in death benefit options, the exchange of a Policy, or the assignment of a Policy may have tax consequences depending upon the circumstances. In addition, Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each Policyowner or Beneficiary. A competent tax adviser should be consulted for further information.

      The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if a Policyowner is contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, that Policyowner should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

      Generally, the Policyowner will not be deemed to be in constructive receipt of the Cash Value, including increments thereof, under the Policy until there is a distribution. The tax consequences of distributions from, and loans taken from, or secured by, a Policy depend on whether the Policy is classified as a "modified endowment contract" under Section 7702A. Section 7702A generally applies to Policies entered into or materially changed after June 20, 1988.

      2. MODIFIED ENDOWMENT CONTRACTS. A Policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether such a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. In addition, if a Policy is "materially changed," it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination whether a Policy will be a modified endowment contract after a material change depends upon the relationship of the death benefit at the time of change to the Cash Value at the time of such change and the additional premiums paid in the seven Policy years starting with the date on which the material change occurs.


      The manner in which the premium limitation and material change rules should be applied to certain features of the Policy and its riders is unclear. Nonetheless, under AUSA Life's current procedures, the Policyowner will be notified at the time a Policy is issued whether, according to AUSA Life's calculations, the Policy is or is not classified as a modified endowment contract based on the premium then received. The Policyowner will also be notified of the amount of the maximum annual premium which, according to, AUSA Life's calculations, can be paid without causing a Policy to be classified as a modified endowment contract.


      Due to the Policy's flexibility, classification of a Policy as a modified endowment contract will depend upon the circumstances of each Policy. Accordingly, a prospective Policyowner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, a Policyowner should contact a competent tax adviser before making any change to, including an exchange of, a Policy to determine whether such change would cause the Policy (or the new policy in the case of an exchange) to be treated as a modified endowment contract.


      If a Policy becomes a modified endowment contract, distributions that occur during the Policy year it becomes a modified endowment contract and any subsequent Policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

      3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Policies classified as modified endowment contracts are subject to the following tax rules: First, all pre-death distributions from such a Policy (including distributions upon surrender, distributions made in anticipation of the Policy becoming a modified endowment contract, and benefits paid at maturity) are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from, or secured by, such a Policy are treated as distributions from such a Policy and taxed accordingly. (Unpaid Policy loan interest will be treated as a loan for these purposes.) Third, a 10% Federal income tax penalty is imposed on the portion of any distribution from, or loan taken from, or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Policyowner attains age 591/2, is attributable to the Policyowner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policyowner or the joint lives (or joint life expectancies) of the Policyowner and the Policyowner's Beneficiary.


      4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Distributions from a Policy that is not classified as a modified endowment contract are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a cash withdrawal, a decrease in the Policy's death benefit, or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and results in a cash distribution to the Policyowner in order for the Policy to continue complying with the Section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.


      Loans from, or secured by, a Policy that is not a modified endowment contract are generally not treated as distributions. Instead, such loans are treated as indebtedness of the Policyowner. However, the tax treatment of a loan from a Policy that is not a modified endowment contract is uncertain to the extent that the interest rate credited is equal to the interest rate charged on the amount borrowed. A tax advisor should be consulted.


      Finally, distributions (including distributions upon surrender or lapse) or loans from, or secured by, a Policy that is not a modified endowment contract are not subject to the 10% Federal income tax penalty.


      5. POLICY LOAN INTEREST. Interest paid on a Policy loan generally is not tax deductible. Therefore, a Policyowner should consult a competent tax advisor before deducting any Policy loan interest.


      6. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the Policyowner (except that the amount of any loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus
(iii) the amount of any loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Policyowner.

      7. MULTIPLE POLICIES. All modified endowment contracts that are issued by AUSA Life (or its affiliates) to the same Policyowner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code.

      8. TAX TREATMENT OF POLICY SPLIT. The Policy Split Option permits a Policy to be split into two other individual life insurance contracts upon the occurrence of a divorce of the Joint Insureds, certain changes in Federal estate tax law, or a dissolution of a business partnership of which the partners are Joint Insureds. (See Policy Rights - Policy Split Option, p. 31.) A policy split could have adverse tax consequences. For example, it is not clear whether a policy split will be treated as a nontaxable exchange under Sections 1031 through 1043 of the Code. If a policy split is not treated as a nontaxable exchange, a split could result in the recognition of taxable income in an amount up to any gain in the Policy at the time of the split. In addition, it is not clear whether the individual policies that result from a policy split would in all circumstances be treated as life insurance contracts for Federal income tax purposes and, if so treated, whether the individual policies would be classified as modified endowment contracts. Before a Policyowner exercises rights provided by the Policy Split Option, it is important that he or she consult with a competent tax advisor regarding the possible consequences of a policy split.

      9. TERMINAL ILLNESS ACCELERATED DEATH BENEFIT RIDER. Pursuant to the recently enacted Health Insurance Portability and Accountability Act of 1996, AUSA Life believes that for Federal income tax purposes a Single Sum Benefit payment made under the Terminal Illness Accelerated Death Benefit Rider should be fully excludable from the gross income of the beneficiary, as long as the beneficiary is the Insured under the Policy. However, a Policyowner should consult a qualified tax advisor about the consequences of adding this Rider to a Policy or requesting a Single Sum Benefit payment under this Rider.

      10. OTHER TAX CONSIDERATIONS. The transfer of the Policy or the definition of a beneficiary may have Federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example, the transfer of the Policy to, the designation as beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Policyowner, may have generation skipping transfer tax considerations under Section 2601 of the Code.



      11. BUSINESS-OWNED LIFE INSURANCE.   In recent years, Congress has
adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.


      The individual situation of each Policyowner or beneficiary will determine the extent, if any, to which Federal, state and local transfer taxes may be imposed. Consult with your tax adviser for specific information in connection with these taxes.



POSSIBLE TAX LAW CHANGES

      Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. For instance, the President's 1999 Budget Proposal recommended legislation that, if enacted, would adversely modify the Federal taxation of this Policy. It is possible that any legislative change could be retroactive (that is, effective prior to the date of the change.) A tax advisor should be consulted with respect to legislative developments and their effect on the Policy.



EMPLOYMENT-RELATED BENEFIT PLANS

      On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Policy described in this Prospectus contains guaranteed cost of insurance rates and guaranteed purchase rates for certain payment options that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.


                              SAFEKEEPING OF THE
                            SERIES ACCOUNT'S ASSETS

      AUSA Life holds the assets of the Series Account. The assets are kept physically segregated and held separate and apart from the General Account. AUSA Life maintains records of all purchases and redemptions of Fund shares by each of the Sub-Accounts. Additional protection for the assets of the Series Account is provided by a blanket bond issued to AEGON U.S. Holding Corporation ("AEGON U.S.") in the amount of $5 million (subject to a $1 million deductible), covering all of the employees of AEGON U.S. and its affiliates, including AUSA Life. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. provides additional fidelity coverage to a limit of $12 million, subject to a $50,000 deductible.

                      VOTING RIGHTS OF THE SERIES ACCOUNT

      To the extent required by law, AUSA Life will vote the Fund shares held in the Series Account at shareholder meetings of the Fund in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts of the Series Account. Except as required by the 1940 Act, the Fund does not hold regular or special shareholder meetings. If the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result AUSA Life determines that it is permitted to vote the Fund shares in its own right, it may elect to do so.

      The number of votes which a Policyowner has the right to instruct will be calculated separately for each Sub-Account. The number of votes which each Policyowner has the right to instruct will be determined by dividing a Policy's Cash Value in that Sub-Account by $100. Fractional shares will be counted. The number of votes of the Portfolio which the Policyowner has the right to instruct will be determined as of the date coincident with the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the Fund.

      AUSA Life will vote Fund shares as to which no timely instructions are received and Fund shares which are not attributable to Policyowners in proportion to the voting instructions which are received with respect to all Policies participating in that Portfolio. Voting instructions to abstain on any item to be voted upon will reduce the votes eligible to be cast by AUSA Life.

      Each person having a voting interest in a Sub-Account will receive proxy materials, reports and other materials relating to the appropriate Portfolio.

      DISREGARD OF VOTING INSTRUCTIONS.   AUSA Life may, when required by state
insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of the Fund or one or more of its Portfolios or to approve or disapprove an investment advisory contract for a Portfolio of the Fund. In addition, AUSA Life itself may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policy or the investment adviser of a Portfolio of the Fund if AUSA Life reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or AUSA Life determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Portfolio may result in overly speculative or unsound investments. In the event AUSA Life does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

                         STATE REGULATION OF AUSA LIFE

      As a life insurance company organized and operated under New York law, AUSA Life is subject to provisions governing such companies and to regulation by the New York Superintendant of Insurance.

      AUSA Life's books and Accounts are subject to review and examination by the New York Insurance Department at all times and a full examination of its operations is conducted by the National Association of Insurance Commissioners at least once every three years.

                                  REINSURANCE

      AUSA Life intends to reinsure a portion of the risks assumed under the Policies.

                        EXECUTIVE OFFICERS AND DIRECTORS
                                 OF AUSA LIFE


LARRY G. BROWN, CHAIRMAN OF THE BOARD, Senior Vice President, Group General
     Counsel (Asset Accumulation Group) (January 1995 - present), Western Reserve Life Assurance Co. of Ohio, 201 Highland Avenue, Largo, Florida 33770. Senior Vice President, General Counsel and Secretary (January, 1989
     - January, 1995), AEGON USA, Inc., 1111 North Charles Street, Baltimore, Maryland 21201.


WILLIAM BROWN, JR., DIRECTOR, Management Consultant (1992 - present),
     Brownstone Management Consultants, Inc., 14 Windward Avenue, White Plains, NY 10605; Vice President (1987 - 1992), Mututal of New York, Purchase, New York.

WILLIAM L. BUSLER, DIRECTOR, President, Annuity Division (1980 - present),
     AEGON USA, Inc., 4333 Edgewood Rd., N.E., Cedar Rapids, Iowa 52499.


JACK R. DYKHOUSE, DIRECTOR, Executive Vice President (April, 1996 - present),
     AEGON Insurance Group, Suite 302, Brown Trail, Bedford, TX 76021; Senior Vice President (1976 - April, 1996), AEGON USA, INC., 9151 Grapevine Highway, North Richland Hills, TX 76180.


STEVEN E. FRUSHTICK, DIRECTOR, Partner (1961 - present) Wiener, Frushtick &
     Straub, 500 Fifth Avenue New York, NY 10110.

VICE ADMIRAL CARL T. HANSON, DIRECTOR, Retired (Ocotber, 1993 - present),
     Director (November, 1982 - present), President and Chief Executive Officer (November, 1982 - October, 1993), National Multiple Sclerosis Society, 900 Birdseye Road, P. O. Box 112 Orient, NY 11957-0112.

B. LARRY JENKINS, DIRECTOR, Chairman and President (September, 1982 - present), Monumental Life Insurance Company, 2 East Chase Street, Baltimore, Maryland 21202.

VERA F. MIHAIC, DIRECTOR AND VICE PRESIDENT, Vice President and Director (July
     1, 1996 - present), AUSA Life Insurance Company, Inc., 666 Fifth Avenue, New York, NY 10103-0001, Vice President and Director (1987 - June 30,
     1996) International Life Investors Insurance Company, New York, New York.


PETER P. POST, DIRECTOR, Owner and President (December, 1992 - present),
     Emmerling Post, Inc., 415 Madison Avenue, New York, New York 10017; President and Director (January, 1989 - December, 1992), Lintas: Marketing Communications, New York, New York.


TOM A. SCHLOSSBERG, DIRECTOR AND PRESIDENT, President (September, 1993 - present), Diversified Investment Advisors, Inc., 4 Manhattanville Road, Purchase, NY 10577; Executive Vice President (1983 - September 1993), Mutual of New York, Purchase, New York.


COLETTE F. VARGAS, DIRECTOR AND CHIEF ACTUARY, Actuary (September, 1993 - present), Diversified Investment Advisors, 4 Manhattanville Road, Purchase, New York 10577; Actuary (1982 - September, 1993) Mutual of New York, Purchase, New York.


COR H. VERHAGEN, DIRECTOR, President and Director (1990 - present), CORPA
     Reinsurance Co. of America, 51 JFK Parkway, Short Hills, New Jersey 07078; President (November 1990 - June 30, 1996), International Life Investors Insurance Company, New York, New York; Vice President (November, 1993 - present), AEGON USA, Inc., Baltimore, Maryland; Vice President (July, 1985
     - present), AEGON US Holding Company, Short Hills, New Jersey.


E. KIRBY WARREN, DIRECTOR, Professor (January, 1961 - present), Columbia University School of Business, 725 Uris Hall, 116th Street and Broadway, New York, New York 10025.


PATRICK S. BAIRD, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, Senior Vice
     President and Chief Financial Officer (May, 1992 - present), Vice President and Chief Tax Officer (November, 1980 - May, 1992), AEGON USA, Inc., 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499.


BRENDA CLANCY, TREASURER, Senior Vice President and Treasurer (August, 1997 - present), AEGON USA, Inc., 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499; Vice President and Controller (April, 1992 - August, 1997), AEGON USA, Inc., Cedar Rapids, Iowa.


PATRICK E. FALCONIO, SENIOR VICE PRESIDENT AND CHIEF INVESTMENT OFFICER, Senior
     Vice President and Chief Investment Officer (February, 1989 - present), AEGON USA, Inc. 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.


CHRISTOPHER GARRETT, ACTUARY, Associate Actuary (1983 - present), AEGON USA,
     Inc., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

ROBERT J. KONTZ, CONTROLLER, Vice President and Controller (1990 - present),
     AEGON USA, Inc., 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499; Vice President - Corporate Accounting (1982 - 1989), Life Investors, Inc., Cedar Rapids, Iowa.

CRAIG D. VERMIE, SECRETARY, Vice President and General Counsel (September, 1986
     - present), AEGON USA, Inc., 4333 Edgewood Road NE, Cedar Rapids, Iowa
     52499.


                                 LEGAL MATTERS

      Sutherland, Asbill & Brennan LLP, Washington, D.C., has provided advice on certain legal matters concerning Federal securities laws in connection with the Policies. All matters of New York law pertaining to the Policy, including the validity of the Policy and AUSA Life's right to issue the Policy under New York Insurance Law, have been passed upon by Robert F. Colby, Esq., Vice President and Assistant Secretary of AUSA Life.


                               LEGAL PROCEEDINGS

      AUSA Life, like other life insurance companies, is involved in lawsuits. AUSA Life is not aware of any class action lawsuits naming it as a Defendant or involving the Series Account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, AUSA Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Series Account or AUSA Life.


                                    EXPERTS

      There are no financial statements of AUSA Series Life Account because the Series Account has not yet commenced operations as of the date of this Prospectus.

      The financial statements of AUSA Life Life Insurance Company, Inc. at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein. The financial statements referred to above are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


      Actuarial matters included in this Prospectus and Registration Statement have been examined by Alan Yaeger as stated in the opinion filed as an exhibit to the registration statement.


                            ADDITIONAL INFORMATION

      A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Series Account, AUSA Life and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.


                               YEAR 2000 MATTERS


      In October 1996, AUSA Life adopted and presently has in place a Year 2000 Assessment and Planning Project (the "Plan") to review and analyze existing hardware and software systems, as well as voice and data communications systems, to determine if they are Year 2000 compatible. AUSA Life has also engaged the services of a third-party provider that is specialized in Year 2000 issues to work on the Plan.


      As of the date of this Prospectus, AUSA Life has identified and made available what it believes are the appropriate resources of hardware, people, and dollars, including the engagement of outside third parties, to ensure that the Plan will be completed.


      The Year 2000 computer problem, and its resolution, is complex and multifaceted, and success of a response plan cannot be conclusively known until the Year 2000 is reached (or an earlier date to the extent that the systems or equipment addresses Year 2000 data prior to the Year 2000). Even with the appropriate and diligent pursuit of a well-conceived response plan, including testing procedures, there is no certainty that any company will achieve complete success. Further, notwithstanding its efforts or results, AUSA Life's ability to function unaffected to and through the Year 2000 may be adversely affected by actions (or failure to act) of third parties beyond our knowledge or control. See the Fund's prospectus for information on the Fund's preparation for Year 2000.



                         INFORMATION ABOUT AUSA LIFE'S
                             FINANCIAL STATEMENTS



      The financial statements of AUSA Life which are included in this Prospectus (see p. 47) should be considered only as bearing on the ability of AUSA Life to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Series Account.



      Financial statements for AUSA Life for the years ended December 31, 1997, 1996 and 1995, have been prepared on the basis of statutory accounting principles, rather than generally accepted accounting principles ("GAAP").

                                  APPENDIX A

                           ILLUSTRATION OF BENEFITS


      The tables in Appendix A illustrate the way in which a Policy operates. They show how the death benefit, Cash Value and Net Surrender Value of a Policy issued to Joint Insureds of given ages and a given premium could vary over an extended period of time assuming hypothetical gross rates of return equivalent to constant after tax annual rates of 0%, 6% and 12%. The tables illustrate the Policy values that would result based on the assumptions that the premium is paid as indicated, that the Policyowner has not requested a decrease in the Specified Amount of the Policy, that no cash withdrawals or Policy loans have been made, and that less than twelve transfers per year have been made.

      The death benefits, Cash Values and Net Surrender Values under a Policy would be different from those shown if the actual rate of return averages 0%, 6% or 12% over a period of years, but fluctuated above and below those averages for individual Policy years. They would also differ if any Policy loans were made during the period of time illustrated.

      The illustration on p. 42 is based on a Policy for Joint Insureds who are a 55 year old male and a 55 year old female, both in the Select rate class, annual premiums of $4,000, a $250,000 Specified Amount and death benefit Option
B. The illustrations on that page also assume cost of insurance charges based on AUSA Life's CURRENT cost of insurance rates.

      The illustration on p. 43 is based on the same factors as those on p. 42, except that cost of insurance charges are based on the GUARANTEED cost of insurance rates (based on the 1980 Commissioners Standard Ordinary Mortality Table).

      The amounts shown for the death benefits, Cash Values and Net Surrender Values take into account (1) the daily charge for assuming mortality and expense risks assessed against each Sub-Account which is equivalent to an annual charge of 0.90% of the average net assets of the Sub-Accounts; (2) estimated daily expenses equivalent to an effective average annual expense level of 0.95% of the average daily net assets of the Portfolios of the Fund; and (3) all applicable premium expense charges and Cash Value charges. The 0.95% average Portfolio expense level assumes an equal allocation of amounts among the fifteen Sub-Accounts and is based on an average 0.76% investment advisory fee and estimated 1997 average normal operating expenses of 0.19% for each of the Portfolios in operation during 1997. Calculation of the average annual expense level utilized annualized actual audited expenses incurred during 1997 for the Money Market (0.48%), Bond (0.64%), Growth (0.87%), Strategic Total Return (0.88%), Global (1.00%), Emerging Growth (0.93%), Aggressive Growth (0.96%), Balanced (0.94%), Growth & Income (0.96%), C.A.S.E. Growth (1.00%), and Tactical Asset Allocation (0.87%), Value Equity (0.89%), U.S. Equity (1.30%), and International Equity (1.50%). In addition, because the Third Avenue Value Portfolio had not commenced operations as of December 31, 1997, the estimated average annual Portfolio expense level reflects estimated expenses for this Portfolio at 1.00%, for 1998. WRL Management has undertaken until April 30, 1999 to pay expenses to the extent normal operating expenses of a Portfolio exceed a stated percentage of the Portfolio's average daily net assets. Taking into account the assumed charges of 1.85%, the gross annual investment return rates of 0%, 6% and 12% are equivalent to net annual investment return rates of -1.85%, 4.15%, and 10.15%.



      The hypothetical returns shown in the tables are without any tax charges that may be attributable to the Series Account because AUSA Life is not currently making such charges. In order to produce after tax returns of 0%, 6% or 12% if such charges are made in the future, the Series Account would have to earn a sufficient amount in excess of 0%, 6% or 12% to cover any tax charges. (See Charges Against the Series Account - Taxes, p. 28.)


      The "Premium Accumulated at 5%" column of each table shows the amount which would accumulate if an amount equal to the premium were invested to earn interest at 5% per year, compounded annually.


      AUSA Life will furnish, upon request, a comparable illustration reflecting each proposed Joint Insured's age, sex, risk classification and desired plan features.

                    AUSA LIFE LIFE INSURANCE COMPANY, INC.
                       MALE AND FEMALE BOTH ISSUE AGE 55
            $4,000 ANNUAL PREMIUM FOR NON-SMOKER SELECT RATE CLASS
                           $250,000 SPECIFIED AMOUNT

                         OPTION A - LEVEL DEATH BENEFIT

        THIS ILLUSTRATION IS BASED ON CURRENT COST OF INSURANCE RATES.



            PREMIUMS                                                  NET
          ACCUMULATED           DEATH BENEFIT                   SURRENDER VALUE                     CASH VALUE
END OF       AT 5%          ASSUMING HYPOTHETICAL            ASSUMING HYPOTHETICAL            ASSUMING HYPOTHETICAL
POLICY      INTEREST             GROSS ANNUAL                     GROSS ANNUAL                     GROSS ANNUAL
YEAR        PER YEAR          RATE OF RETURN OF                RATE OF RETURN OF                RATE OF RETURN OF
-------- ------------- -------------------------------- -------------------------------- --------------------------------
                           0%        6%         12%        0%        6%          12%        0%        6%          12%
                       --------- --------- ------------ -------- ---------- ------------ -------- ---------- ------------
    1         4,200     250,000  250,000      250,000     1,191     1,410        1,629     3,501     3,720        3,939
    2         8,610     250,000  250,000      250,000     4,310     4,967        5,651     6,910     7,567        8,251
    3        13,241     250,000  250,000      250,000     7,520     8,837       10,262    10,224    11,541       12,966
    4        18,103     250,000  250,000      250,000    10,631    12,833       15,312    13,439    15,641       18,120
    5        23,208     250,000  250,000      250,000    13,638    16,955       20,841    16,550    19,867       23,753
    6        28,568     250,000  250,000      250,000    16,542    21,205       26,896    19,558    24,221       29,912
    7        34,196     250,000  250,000      250,000    19,335    25,583       33,525    22,455    28,703       36,645
    8        40,106     250,000  250,000      250,000    22,009    30,084       40,778    25,233    33,308       44,002
    9        46,312     250,000  250,000      250,000    24,553    34,701       48,710    27,881    38,029       52,038
   10        52,827     250,000  250,000      250,000    26,953    39,424       57,379    30,385    42,856       60,811
   15        90,630     250,000  250,000      250,000    42,384    70,658      121,079    42,384    70,658      121,079
   20       138,877     250,000  250,000      250,000    51,918   103,816      219,549    51,918   103,816      219,549
   25       200,454     250,000  250,000      400,088    57,258   142,946      381,036    57,258   142,946      381,036
   30       279,043     250,000  250,000      673,095    54,556   189,261      641,042    54,556   189,261      641,042
   35       379,345     250,000  260,933    1,109,994    37,741   248,507    1,057,137    37,741   248,507    1,057,137
   40       507,359           *  327,208    1,744,782         *   323,968    1,727,507         *   323,968    1,727,507
   45       670,741           *  418,741    2,827,106         *   418,741    2,827,106         *   418,741    2,827,106



                                                    INTERNAL RATE OF
                 INTERNAL RATE OF                     RETURN ON NET                        INTERNAL RATE OF
                  RETURN ON CASH                     SURRENDER VALUE                           RETURN ON
                  VALUE ASSUMING                        ASSUMING                             DEATH BENEFIT
END OF             HYPOTHETICAL                       HYPOTHETICAL                       ASSUMING HYPOTHETICAL
POLICY             GROSS ANNUAL                       GROSS ANNUAL                           GROSS ANNUAL
YEAR             RATE OF RETURN OF                  RATE OF RETURN OF                      RATE OF RETURN OF
-------- --------------------------------- ----------------------------------- -----------------------------------------
              0%         6%         12%         0%          6%         12%           0%            6%           12%
         ----------- ---------- ---------- ----------- ----------- ----------- ------------- ------------- -------------
    1        -12.47      -7.00      -1.53      -70.23      -64.75      -59.27      6,150.00      6,150.00      6,150.00
    2         -9.38      -3.65      2.08       -34.78      -27.86      -21.05        642.15        642.15        642.15
    3         -7.80      -1.94      3.92       -21.61      -14.54       -7.62        258.47        258.47        258.47
    4         -6.86      -0.91      5.04       -15.70       -8.63       -1.75        148.92        148.92        148.92
    5         -6.25      -0.22      5.79       -12.50       -5.46       1.38         100.39        100.39        100.39
    6         -5.82      0.26       6.33       -10.55       -3.53       3.26          73.77         73.77         73.77
    7         -5.52      0.62       6.73        -9.27       -2.26       4.50          57.22         57.22         57.22
    8         -5.31      0.89       7.05        -8.39       -1.37       5.37          46.06         46.06         46.06
    9         -5.16      1.09       7.29        -7.77       -0.74       5.99          38.07         38.07         38.07
   10         -5.07      1.25       7.49        -7.33       -0.26       6.47          32.11         32.11         32.11
   15         -4.49      2.02       8.36        -4.49       2.02        8.36          16.46         16.46         16.46
   20         -4.33      2.42       8.87        -4.33       2.42        8.87           9.93          9.93          9.93
   25         -4.62      2.65       9.20        -4.62       2.65        9.20           6.48          6.48          9.51
   30         -5.74      2.80       9.39        -5.74       2.80        9.39           4.39          4.39          9.63
   35         -9.30      2.99       9.49        -9.30       2.99        9.49           3.02          3.23          9.70
   40            *       3.18       9.57           *        3.18        9.57             *           3.22          9.61
   45            *       3.34       9.65           *        3.34        9.65             *           3.34          9.65


* In the absence of an additional payment, the Policy would lapse.

The Hypothetical Investment Rates of Return Shown Above and Elsewhere in this Prospectus Are Illustrative Only and Should Not Be Deemed A Representation of Past or Future Investment Rates of Return.

Actual Investment Rates of Return May be More or Less Than Those Shown And Will Depend on a Number of Factors, Including the Investment Allocations By An Owner and Different Investment Rates of Return For the Fund. The Death Benefit, Cash Value and Net Surrender Value for a Policy Would be Different From Those Shown if the Actual Investment Rates of Return Averaged 0%, 6%, and 12% Over a Period of Years, But Fluctuated Above or Below that Average for Individual Policy Years. No Representation Can Be Made by AUSA Life or the Fund that These Hypothetical Investment Rates of Return Can Be Achieved For Any One Year or Sustained Over Any Period of Time. This Illustration Must Be Preceded or Accompanied By A Current Prospectus.

                       AUSA LIFE INSURANCE COMPANY, INC.
                       MALE AND FEMALE BOTH ISSUE AGE 55
            $4,000 ANNUAL PREMIUM FOR NON-SMOKER SELECT RATE CLASS
                           $250,000 SPECIFIED AMOUNT
                        OPTION A - LEVEL DEATH BENEFIT
       THIS ILLUSTRATION IS BASED ON GUARANTEED COST OF INSURANCE RATES.




            PREMIUMS                                                  NET
          ACCUMULATED           DEATH BENEFIT                   SURRENDER VALUE                     CASH VALUE
END OF       AT 5%          ASSUMING HYPOTHETICAL            ASSUMING HYPOTHETICAL            ASSUMING HYPOTHETICAL
POLICY      INTEREST             GROSS ANNUAL                     GROSS ANNUAL                     GROSS ANNUAL
YEAR        PER YEAR          RATE OF RETURN OF                RATE OF RETURN OF                RATE OF RETURN OF
-------- ------------- -------------------------------- -------------------------------- --------------------------------
                           0%        6%         12%        0%        6%          12%        0%        6%          12%
                       --------- --------- ------------ -------- ---------- ------------ -------- ---------- ------------
    1         4,200     250,000   250,000     250,000     1,191     1,410        1,629     3,501     3,720        3,939
    2         8,610     250,000   250,000     250,000     4,310     4,967        5,651     6,910     7,567        8,251
    3        13,241     250,000   250,000     250,000     7,520     8,837       10,262    10,224    11,541       12,966
    4        18,103     250,000   250,000     250,000    10,631    12,833       15,312    13,439    15,641       18,120
    5        23,208     250,000   250,000     250,000    13,638    16,955       20,841    16,550    19,867       23,753
    6        28,568     250,000   250,000     250,000    16,535    21,199       26,890    19,551    24,215       29,906
    7        34,196     250,000   250,000     250,000    19,313    25,561       33,503    22,433    28,681       36,623
    8        40,106     250,000   250,000     250,000    21,961    30,033       40,726    25,185    33,257       43,950
    9        46,312     250,000   250,000     250,000    24,461    34,604       48,610    27,789    37,932       51,938
   10        52,827     250,000   250,000     250,000    26,795    39,257       57,206    30,227    42,689       60,638
   15        90,630     250,000   250,000     250,000    40,392    68,608      119,128    40,392    68,608      119,128
   20       138,877     250,000   250,000     250,000    41,430    93,459      212,017    41,430    93,459      212,017
   25       200,454     250,000   250,000     384,530    21,137   109,679      366,219    21,137   109,679      366,219
   30       279,043           *   250,000     639,306         *   101,176      608,863         *   101,176      608,863
   35       379,345           *   250,000   1,028,128         *     5,481      979,169         *     5,481      979,169
   40       507,359           *         *   1,578,852         *         *    1,563,220         *         *    1,563,220
   45       670,741           *         *   2,560,711         *         *    2,560,711         *         *    2,560,711



                                                    INTERNAL RATE OF
                 INTERNAL RATE OF                     RETURN ON NET                        INTERNAL RATE OF
                  RETURN ON CASH                     SURRENDER VALUE                           RETURN ON
                  VALUE ASSUMING                        ASSUMING                             DEATH BENEFIT
END OF             HYPOTHETICAL                       HYPOTHETICAL                       ASSUMING HYPOTHETICAL
POLICY             GROSS ANNUAL                       GROSS ANNUAL                           GROSS ANNUAL
YEAR             RATE OF RETURN OF                  RATE OF RETURN OF                      RATE OF RETURN OF
-------- --------------------------------- ----------------------------------- -----------------------------------------
              0%         6%         12%         0%          6%         12%           0%            6%           12%
         ----------- ---------- ---------- ----------- ----------- ----------- ------------- ------------- -------------
    1        -12.47      -7.00      -1.53      -70.23      -64.75      -59.27      6,150.00      6,150.00      6,150.00
    2         -9.38      -3.65      2.08       -34.78      -27.86      -21.05        642.15        642.15        642.15
    3         -7.80      -1.94      3.92       -21.61      -14.54       -7.62        258.47        258.47        258.47
    4         -6.86      -0.91      5.04       -15.70       -8.63       -1.75        148.92        148.92        148.92
    5         -6.25      -0.22      5.79       -12.50       -5.46       1.38         100.39        100.39        100.39
    6         -5.83      0.25       6.32       -10.56       -3.54       3.26          73.77         73.77         73.77
    7         -5.54      0.60       6.72        -9.30       -2.28       4.49          57.22         57.22         57.22
    8         -5.35      0.86       7.02        -8.44       -1.41       5.34          46.06         46.06         46.06
    9         -5.23      1.04       7.26        -7.85       -0.79       5.95          38.07         38.07         38.07
   10         -5.17      1.18       7.44        -7.44       -0.34       6.41          32.11         32.11         32.11
   15         -5.13      1.66       8.18        -5.13       1.66        8.18          16.46         16.46         16.46
   20         -6.80      1.46       8.58        -6.80       1.46        8.58           9.93          9.93          9.93
   25        -15.73      0.70       8.95       -15.73       0.70        8.95           6.48          6.48          9.26
   30            *       -1.13      9.12           *        -1.13       9.12             *           4.39          9.37
   35            *      -42.19      9.17           *       -42.19       9.17             *           3.02          9.38
   40            *       0.00       9.21           *        0.00        9.21             *           0.00          9.25
   45            *       0.00       9.34           *        0.00        9.34             *           0.00          9.34


* In the absence of an additional payment, the Policy would lapse.

The Hypothetical Investment Rates of Return Shown Above and Elsewhere in this Prospectus Are Illustrative Only and Should Not Be Deemed A Representation of Past or Future Investment Rates of Return.

Actual Investment Rates of Return May be More or Less Than Those Shown And Will Depend on a Number of Factors, Including the Investment Allocations By An Owner and Different Investment Rates of Return For the Fund. The Death Benefit, Cash Value and Net Surrender Value for a Policy Would be Different From Those Shown if the Actual Investment Rates of Return Averaged 0%, 6%, and 12% Over a Period of Years, But Fluctuated Above or Below that Average for Individual Policy Years. No Representation Can Be Made by AUSA Life or the Fund that These Hypothetical Investment Rates of Return Can Be Achieved For Any One Year or Sustained Over Any Period of Time. This Illustration Must Be Preceded or Accompanied By A Current Prospectus.

                                  APPENDIX B

           WEALTH INDICES OF INVESTMENTS IN THE U.S. CAPITAL MARKETS

      The information below graphically depicts the growth of $1.00 invested in large company stocks, small company stocks, long-term government bonds, Treasury bills, and hypothetical asset returning the inflation rate over the period from the end of 1925 to the end of 1997. All results assume reinvestment of dividends on stocks or coupons on bonds and no taxes. Transaction costs are not included, except in the small stock index starting in 1982.

      Each of the cumulative index values is initialized at $1.00 at year-end 1925. The graph illustrates that large company stocks and small company stocks have the best performance over the entire 72-year period: investments of $1.00 in these assets would have grown to $1,828.33 and $5,519.97, respectively, by year-end 1997. This higher growth was earned by investments involving substantial risk. In contrast, long-term government bonds (with an approximate 20-year maturity), which exposed the holder to much less risk, grew to only $39.07.


      The lowest-risk strategy over the past 72 years (for those with short-term time horizons) was to buy U.S. Treasury bills. Since Treasury bills tended to track inflation, the resulting real (inflation-adjusted) returns were near zero for the entire 1926 - 1997 period.



[GRAPHIC OMITTED]



* Used with permission. /copyright/1998 Ibbotson Associates, Inc. All rights reserved. [Certain portions of this work were derived from copyrighted works of Roger G. Ibbotson and Rex Sinquefield.]




                                        COMPOUND
                                         ANNUAL
                                         RETURN
  -    Small Company Stocks               12.7%
        Dimensional Fund Advices
        Small Company Fund
  -    Large Company Stocks               11.0%
        S&P 500
  -    Long-Term Government Bonds          5.2%
        20-year U.S. Government Bonds
  -    Treasury Bills                      3.8%
        30-day U.S. T-Bills
  -    Inflation                           3.1%
        Consumer Price Index

                   COMPOUND ANNUAL RATES OF RETURN BY DECADE




                                1920s*     1930s     1940s     1950s      1960s       1970s      1980s     1990s**     1987-96
 Large Company .............   19.2%      -0.1%      9.2%     19.4%      7.8%        5.9%       17.5%     16.6%       18.0%
 Small Company .............   -4.5       1.4        2.07     16.9      15.5        11.5        15.8      16.5        16.5
 Long-Term Corp. ...........   5.2        6.9         2.7     1.0        1.7         6.2        13.0      10.2        10.8
 Long-Term Govt. ...........   5.0        4.9         3.2     -0.1       1.4         5.5        12.6      10.7        11.3
 Inter-Term Govt. ..........   4.2        4.6         1.8     1.3        3.5         7.0        11.9      8.0         8.3
 Treasury Bills ............   3.7        0.6         0.4     1.9        3.9         6.3        8.9       5.0         5.4
 Inflation .................   -1.1       -2.0        5.4     2.2        2.5         7.4        5.1       3.1         3.4


 ------------------------------
 * Based on the period 1926-1929.


** Based on the period 1990-1997.


* Used with permission. /copyright/1998 Ibbotson Associates, Inc. All rights reserved. [Certain portions of this work were derived from copyrighted works of Roger G. Ibbotson and Rex Sinquefield.]

                      THE AUSA FREEDOM WEALTH PROTECTORSM
              AND THE "DOLLAR COST AVERAGING" INVESTMENT STRATEGY



      As the Long Term Market Trends graph indicates, the investment performance of many common stocks has generally been positive over certain relatively long periods. Common stocks have, however, also been subject to market declines, often dramatic ones, and general volatility of prices over shorter time periods. The price fluctuations of common stocks has historically been greater than that of high grade debt securities.


      The relative volatility of common stock prices as compared with prices of high grade debt instruments offers both advantages and disadvantages to investors. Unfortunately, many investors who otherwise might be interested in common stocks see only the disadvantages and not the advantages of stock price fluctuation. The primary disadvantage, of course, is that price declines can be prolonged and substantial, and when this occurs, investors cannot liquidate their investments without realizing losses. Price declines, however, also offer investors important opportunities.



      Opportunity arises from the fact that investors can purchase more common stock for the same amount of money than they would before prices declined. Investors may take advantage of this if they remain willing to continue investing in both rising and falling markets. The dollar cost averaging strategy of investing demonstrates this.



In this method of investing:


      /bullet/ Relatively constant dollar amounts are invested at regular intervals (monthly, quarterly, or annually),


      /bullet/ Stock Market fluctuations, especially the savings on purchases from price declines, are exploited for the investor's benefit.

                        HOW DOLLAR COST AVERAGING WORKS


   Investments at      Common Stock      Shares
 Regular Intervals     Market Price     Purchased
-------------------   --------------   ----------
       $150                 $20            7.5
         150                 15           10.0
         150                 10           15.0
         150                  5           30.0
         150                 10           15.0
         150                 15           10.0
   -----------                            ----
       $900                               87.5


Total Value of 87.5 shares @ $15/share     $1,312.50
Less Investment made                        (900.00)
                                           ---------
Gain/Profit                                $ 412.50

      Though the market price has not returned to the initial high of $20 per share, dollar cost averaging has permitted the investor to purchase more shares at a savings and thus realize a significant gain. Obviously, the dollar cost averaging method ONLY works if the investor continues to invest relatively constant amounts over a long period of time.

      This plan of investing does not assure a profit or protect against a loss in declining markets; it does allow investors to take advantage of market fluctuations. Since the success of this strategy is dependent on systematic investing, purchasers should consider their ability to sustain their payments through all periods of market fluctuations.

      How does the dollar cost averaging method relate to the AUSA Freedom Wealth ProtectorSM? A Policyowner may invest his or her Net Premium in a Sub-Account, and although a Policy's value in a Sub-Account or Sub-Accounts is affected by several factors other than investment experience (e.g., Cash Value charges and charges against the Series Account), the dollar cost averaging method can be generally applied to the Policy to the extent that the Policyowner pays a Planned Periodic Premium on a regular basis and he or she allocates Net Premium resulting from those Planned Periodic Premiums to the Sub-Accounts in relatively constant amounts.

                         INDEX TO FINANCIAL STATEMENTS

There are no financial statements for the Series Account as of the date of this Prospectus.

AUSA Life Insurance Company, Inc.:


      Statutory-basis balance sheet as of March 31, 1998 (unaudited)

      Statutory-basis statement of operations as of March 31, 1998 (unaudited)

      Statutory-basis statement of cash flows as of March 31, 1998 (unaudited)

      Note to Statutory-basis financial statements (unaudited)

      Report of Independent Auditors dated February 27, 1998


      Statutory-basis balance sheets at December 31, 1997 and 1996

      Statutory-basis statements of operations for the years ended December 31, 1997, 1996 and 1995

      Statutory-basis statements of changes in capital and surplus for the years ended December 31, 1997, 1996 and 1995

      Statutory-basis statements of cash flows for the years ended December 31, 1997, 1996 and 1995

      Notes to Statutory-basis financial statements

      Statutory-basis financial statement schedules



WRL00003-07/98

                          AUSA LIFE INSURANCE COMPANY, INC.
                           BALANCE SHEET - STATUTORY BASIS
                                 AS OF MARCH 31, 1998
                              (IN THOUSANDS)(UNAUDITED)


ADMITTED ASSETS
Cash and invested assets:
Cash and short-term investments                                  $    39,424
Bonds                                                              3,823,668
Common stock, at market                                                  163
Mortgage loans on real estate                                        467,559
Properties acquired in satisfaction of debt                           45,521
Policy loans                                                             740
Short-term note receivable from affiliate                             39,400
Other invested assets                                                 31,584
                                                                 -----------
Total cash and invested assets                                     4,448,059

Premiums deferred and uncollected                                      2,862
Accrued investment income                                             56,510
Transfers from separate accounts                                      11,264
Federal income tax recoverable                                           159
Other assets                                                           1,092
Separate account assets                                            5,811,337



                                                                 -----------
Total admitted assets                                             10,331,283
                                                                 ===========

LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
Aggregate reserves for policies and contracts:
Life                                                                  72,459
Annuity                                                              841,919
Accident and Health                                                    9,837
Supplementary contracts                                                3,264
Policy and contract claim reserves:
Life                                                                   3,063
Accident and Health                                                    8,584
Other policyholders' funds                                         3,195,538
Remittances and items not allocated                                   57,255
Asset valuation reserve                                               69,189
Interest maintenance reserve                                          14,726
Payable to affiliate                                                   7,296
Deferred income                                                        9,659
Payable under assumption reinsurance                                  16,979
  agreement
Other liabilities                                                     26,547
Separate account liabilities                                       5,788,997
                                                                 -----------
Total liabilities                                                 10,125,312



Capital and surplus:
Common stock, $1.00 par value, 2,500 shares
authorized, issued and outstanding                                     2,500
Paid-in surplus                                                      306,694
Unassigned deficit                                                  (103,223)
                                                                 -----------
Total capital and surplus                                            205,971
                                                                 -----------
Total liabilities and capital and surplus                         10,331,283
                                                                 ===========

                        AUSA LIFE INSURANCE COMPANY, INC.
                    STATEMENT OF OPERATIONS - STATUTORY BASIS
                    FOR THE THREE MONTHS ENDED MARCH 31, 1998
                            (IN THOUSANDS)(UNAUDITED)

Revenues:
Premiums and other considerations, net of reinsurance
Life                                                         $  13,056
Annuity                                                        277,355
Net investment income                                           84,386
Amortization of interest maintenance reserve                     2,546
Commissions and expense allowances on
  reinsurance ceded                                                 47
Other income                                                     4,346
                                                             ---------
                                                               381,736

Benefits and expenses:
Benefits paid or provided for:
Life                                                             5,632
Surrender benefits                                             245,275
Other benefits                                                   4,434
Increase (decrease) in aggregate reserves for
  policies and contracts:
Life                                                             1,127
Annuity                                                         (1,222)
Accident and health                                                574
Increase in liability for premium and
  other deposit type funds                                      17,356
Other                                                              139
                                                             ---------
                                                               273,315

Insurance expenses:
Commissions                                                     20,698
General insurance expenses                                      21,203
Taxes, licenses and fees                                           278
Transfer to separate accounts                                   61,537
                                                             ---------
                                                               103,716
                                                             ---------
                                                               377,031
                                                             ---------
Gain from operations before federal income taxes
  and realized capital gains (losses) on                         4,705
Federal income tax expense                                           0
                                                             ---------
Loss from operations before realized capital gains on
  investments                                                    4,705
Net realized capital losses on investments (net of related
federal income taxes and amounts transferred to interest
  maintenance reserve)                                            (700)
                                                             ---------
Net income                                                       4,005
                                                             =========

                        AUSA LIFE INSURANCE COMPANY, INC.
          STATEMENT OF CHANGES IN CAPITAL AND SURPLUS - STATUTORY BASIS
                            (IN THOUSANDS)(UNAUDITED)

                                                                                          TOTAL
                                                                                         CAPITAL
                                                 COMMON      PAID-IN      UNASSIGNED       AND
                                                 STOCK       SURPLUS       SURPLUS       SURPLUS
                                                -------------------------------------------------
Balance at January 1, 1998                      $ 2,500     $306,694     $ (103,073)    $206,121
Net income                                            0            0          4,005        4,005
Net unrealized gains                                  0            0             29           29
Increase in non-admitted assets                       0            0           (654)        (654)
Increase in asset valuation reserve                   0            0         (4,131)      (4,131)
Seed money contributed to separate
  account, net of redemptions                         0            0            612          612
Decrease in surplus in separate
accounts                                              0            0            (11)         (11)
                                                -------------------------------------------------
Balance at March 31, 1998                         2,500      306,694       (103,223)     205,971
                                                =================================================

                        AUSA LIFE INSURANCE COMPANY, INC.
                    STATEMENT OF CASH FLOW - STATUTORY BASIS
                    FOR THE THREE MONTHS ENDED MARCH 31, 1998
                            (IN THOUSANDS)(UNAUDITED)

OPERATING ACTIVITIES
Premiums and other considerations, net of reinsurance           $ 295,336
Net investment income                                              93,328
Life and accident and health claims                                (7,222)
Surrender benefits to policyholders                              (245,275)
Other benefits to policyholders                                    (4,434)
Commissions, other expenses and other taxes                       (82,369)
Federal income taxes                                                    0
Net transfers to separate accounts                                (61,693)
Other, net                                                         42,024
                                                                ---------
Net cash provided by operating activities                          29,695

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid:
Bonds and preferred stocks                                        260,815
Mortgage loans on real estate                                      34,947
Other                                                                  21
Gain on cash and short-term investment                                  2
                                                                ---------
                                                                  295,785
Cost of investments acquired:
Bonds and preferred stocks                                        301,806
Mortgage loans on real estate                                       5,913
Real estate                                                            74
Policy loans                                                            2
Other                                                              31,769
                                                                ---------

                                                                  339,564
                                                                ---------
Net cash used in investing activities                             (43,779)
                                                                ---------

Decrease in cash and short-term investments                       (14,084

Cash and short-term investments at beginning of year               53,508
                                                                =========
Cash and short-term investments at end of year                     39,424
                                                                =========

                        AUSA LIFE INSURANCE COMPANY, INC.
                    STATEMENT OF CASH FLOW - STATUTORY BASIS
                    FOR THE THREE MONTHS ENDED MARCH 31, 1998
                            (IN THOUSANDS)(UNAUDITED)

1. BASIS OF PRESENTATION

The accompanying unaudited statutory basis financial statements have been prepared in accordance with statutory accounting principles for interim financial information and the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. For further information, refer to the accompanying statutory basis financial statements and notes thereto for the year ended December 31, 1997.

                         Report of Independent Auditors

The Board of Directors
AUSA Life Insurance Company, Inc.

We have audited the accompanying statutory-basis balance sheets of AUSA Life Insurance Company, Inc. as of December 31, 1997 and 1996, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the accompanying statutory-basis financial statement schedules pursuant to Article 7 of Regulation S-X. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Department of Insurance of the State of New York, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matters described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of AUSA Life Insurance Company, Inc. at December 31, 1997 and 1996, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1997.

Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AUSA Life Insurance Company, Inc. at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with accounting practices prescribed or permitted by the Department of Insurance of the State of New York. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                                               ERNST & YOUNG LLP


Des Moines, Iowa
February 27, 1998

                        AUSA Life Insurance Company, Inc.

                        Balance Sheets - Statutory Basis
                  (Dollars in thousands, except per share data)


                                                               DECEMBER 31
                                                             1997        1996
                                                         ----------   ----------
ADMITTED ASSETS Cash and invested assets:
  Cash and short-term investments                        $   53,508   $   25,391
  Bonds                                                   3,795,509    3,495,667
  Stocks:

    Preferred                                                  --            125
    Common, at market (cost: $118 in 1997 and
      $13 in 1996)                                              144           18
  Mortgage loans on real estate                             495,009      618,633
  Real estate acquired in satisfaction of debt, at
    cost less accumulated depreciation
    ($1,816 in 1997 and $1,087 in 1996)                      45,695       58,100
  Policy loans                                                  739          755
  Other invested assets                                      22,309        3,393
                                                         ----------   ----------
Total cash and invested assets                            4,412,913    4,202,082

Short-term note receivable from affiliate                     8,800         --
Premiums deferred and uncollected                             3,247        3,257
Accrued investment income                                    66,978       62,258
Federal income taxes recoverable                               --            416
Other assets                                                  7,479        5,177
Separate account assets                                   5,452,208    4,755,131

                                                         ----------   ----------
Total admitted assets                                    $9,951,625   $9,028,321
                                                         ==========   ==========

SEE ACCOMPANYING NOTES.


                                                               DECEMBER 31
                                                            1997          1996
                                                        -----------    -----------
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Aggregate reserves for policies and contracts:
    Life                                                $    71,331    $    19,716
    Annuity                                                 843,141        768,212
    Accident and health                                       9,264         10,180
  Policy and contract claim reserves:
    Life                                                      4,187          3,826
    Accident and health                                       9,050         11,160
  Other policyholders' funds                              3,181,405      3,088,016
  Remittances and items not allocated                        35,235         16,252
  Asset valuation reserve                                    65,058         44,849
  Interest maintenance reserve                               16,115          5,494
  Payable to affiliates                                       2,185          8,074
  Short-term note payable to affiliate                         --              600
  Deferred income                                            13,421         18,023
  Payable under assumption reinsurance agreement             56,952         67,217
  Other liabilities                                           7,681         10,748
  Separate account liabilities                            5,430,479      4,721,974
                                                        -----------    -----------
Total liabilities                                         9,745,504      8,794,341

Commitments and contingencies

Capital and surplus:
  Common stock, $125 par value, 20 shares authorized,
    issued and outstanding                                    2,500          2,500
  Paid-in surplus                                           306,694        306,694
  Unassigned surplus (deficit)                             (103,073)       (75,214)
                                                        -----------    -----------
Total capital and surplus                                   206,121        233,980
                                                        -----------    -----------
Total liabilities and capital and surplus               $ 9,951,625    $ 9,028,321
                                                        ===========    ===========


SEE ACCOMPANYING NOTES.



                        AUSA Life Insurance Company, Inc.

                   Statements of Operations - Statutory Basis
                             (Dollars in thousands)

                                                              YEAR ENDED DECEMBER 31
                                                        1997           1996           1995
                                                     -----------    -----------    -----------
Revenues:
  Premiums and other considerations,
    net of reinsurance:
  Life                                               $    60,261    $     9,344    $     9,066
  Annuity                                              1,146,805      1,060,655      1,144,423
  Accident and health                                     34,846         47,695         53,346
  Net investment income                                  325,181        323,828        318,004
  Amortization of interest maintenance
    reserve                                                2,941          1,903          1,931
  Commissions and expense allowances on
    reinsurance ceded                                        189             43             40
  Other income                                            15,037         10,739          8,786
                                                     -----------    -----------    -----------
                                                       1,585,260      1,454,207      1,535,596
Benefits and expenses:
  Benefits paid or provided for:
    Life and accident and health benefits                 28,023         39,921         40,719
    Surrender benefits                                 1,156,619        852,745        815,882
    Other benefits                                        12,062          9,778          7,804
    Increase (decrease) in aggregate reserves
      for policies and contracts:
      Life                                                51,615          1,557          1,570
      Annuity                                             74,929         59,090        127,403
      Accident and health                                   (916)          (671)           775
      Other                                                  580            609            609
    Increase in liability for premium and other
      deposit type funds                                  92,280         93,893        229,485
                                                     -----------    -----------    -----------
                                                       1,415,192      1,056,922      1,224,247
Insurance expenses:
  Commissions                                             78,971         87,861         95,900
  General insurance expenses                              87,782         79,310         69,933
  Taxes, licenses and fees                                 2,872          2,643          1,638
  Net transfers to (from) separate accounts               (2,304)       227,802        139,912
  Other expenses                                              43            (19)           (37)
                                                     -----------    -----------    -----------
                                                         167,364        397,597        307,346
                                                     -----------    -----------    -----------
                                                       1,582,556      1,454,519      1,531,593
                                                     -----------    -----------    -----------
Gain (loss) from operations before federal
  income taxes and net realized capital
  gains (losses) on investments                            2,704           (312)         4,003
Federal income tax expense                                    28          1,305          5,588

Gain (loss) from operations before net realized
  capital gains (losses) on investments                    2,676         (1,617)        (1,585)
Net realized capital gains (losses) on investments
  (net of related federal income taxes and amounts
   transferred to interest maintenance reserve)              827        (12,097)        (3,464)
                                                     -----------    -----------    -----------
Net income (loss)                                    $     3,503    $   (13,714)   $    (5,049)
                                                     ===========    ===========    ===========


SEE ACCOMPANYING NOTES.



                        AUSA Life Insurance Company, Inc.

         Statements of Changes in Capital and Surplus - Statutory Basis
                             (Dollars in thousands)

                                                                        UNASSIGNED      TOTAL
                                               COMMON       PAID-IN      SURPLUS     CAPITAL AND
                                                STOCK       SURPLUS     (DEFICIT)      SURPLUS
                                              ---------    ---------    ---------     ---------
Balance at January 1, 1995                    $   2,500    $ 265,694    $ (43,044)    $ 225,150
  Capital contribution                             --         41,000         --          41,000
  Net loss for 1995                                --           --         (5,049)       (5,049)
  Net unrealized capital losses                    --           --           (501)         (501)
  Increase in non-admitted assets                  --           --           (920)         (920)
  Increase in asset valuation reserve              --           --        (10,370)      (10,370)
  Surplus effect of reinsurance                    --           --            (70)          (70)
  Seed money contributed to separate
    account, net of redemptions                    --           --         (1,000)       (1,000)
  Increase in liability for reinsurance in
    unauthorized companies                         --           --            (51)          (51)
  Increase in surplus in separate account          --           --          3,121         3,121
                                              ---------    ---------    ---------     ---------
Balance at December 31, 1995                      2,500      306,694      (57,884)      251,310
  Net loss for 1996                                --           --        (13,714)      (13,714)
  Net unrealized capital losses                    --           --           (486)         (486)
  Decrease in non-admitted assets                  --           --            520           520
  Increase in liability for reinsurance
    in unauthorized companies                      --           --            (42)          (42)
  Increase in asset valuation reserve              --           --         (5,891)       (5,891)
  Seed money contributed to separate
    account, net of redemptions                    --           --        (12,500)      (12,500)
  Increase in surplus in separate account          --           --         14,783        14,783
                                              ---------    ---------    ---------     ---------
Balance at December 31, 1996                      2,500      306,694      (75,214)      233,980
  Net gain for 1997                                --           --          3,503         3,503
  Net unrealized capital losses                    --           --         (2,629)       (2,629)
  Increase in non-admitted assets                  --           --         (8,505)       (8,505)
  Decrease in liability for reinsurance in
    unauthorized companies                         --           --             30            30
  Increase in asset valuation reserve              --           --        (20,209)      (20,309)
  Seed money withdrawn from separate
    account, net of  redemptions                   --           --         11,700        11,700
  Decrease in surplus in separate account          --           --        (11,749)      (11,749)
                                              =========    =========    =========     =========
Balance at December 31, 1997                  $   2,500    $ 306,694    $(103,073)    $ 206,121
                                              =========    =========    =========     =========


SEE ACCOMPANYING NOTES.



                        AUSA Life Insurance Company, Inc.

                   Statements of Cash Flows - Statutory Basis
                             (Dollars in thousands)

                                                                    YEAR ENDED DECEMBER 31
                                                            1997            1996            1995
                                                         -----------     -----------     -----------
OPERATING ACTIVITIES
Premiums and other considerations, net of reinsurance    $ 1,268,814     $ 1,128,792     $ 1,215,941
Net investment income                                        323,269         329,948         316,494
Life and accident and health claims                          (29,800)        (42,143)        (39,194)
Surrender benefits and other fund withdrawals             (1,156,619)       (852,745)       (815,882)
Other benefits to policyholders                              (12,036)         (9,776)         (7,789)
Commissions, other expenses and other taxes                 (178,648)       (187,930)       (183,810)
Net transfer (to) from separate account                        1,467        (229,556)       (139,912)
Federal income taxes (paid) received                             388            (526)         (6,299)
Other, net                                                    (1,919)        (14,820)          7,133
                                                         -----------     -----------     -----------
Net cash provided by operating activities                    214,916         121,244         346,682

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid:
  Bonds and preferred stocks                                 808,738         703,936         529,363
  Common stocks                                                 --             5,288           2,957
  Mortgage loans on real estate                              179,810         165,460         138,243
  Real estate                                                 25,104            --             4,953
  Policy loans                                                    16               4            --
                                                         -----------     -----------     -----------
                                                           1,013,668         874,688         675,516
Cost of investments acquired:
  Bonds and preferred stocks                              (1,112,481)     (1,016,678)     (1,018,097)
  Common stocks                                                 (103)           (589)         (5,174)
  Mortgage loans on real estate                              (60,722)        (42,118)        (54,140)
  Real estate                                                   --              (521)           --
  Policy loans                                                  --              --               (40)
  Other                                                      (17,761)         (2,968)           (993)
                                                         -----------     -----------     -----------
                                                          (1,191,067)     (1,062,874)     (1,078,444)
                                                         -----------     -----------     -----------
Net cash used in investing activities                       (177,399)       (188,186)       (402,928)

FINANCING ACTIVITIES
Issuance (payment) of intercompany notes, net                 (9,400)        (19,200)         14,600
Capital contribution                                            --              --            41,000
                                                         -----------     -----------     -----------
Net cash provided by (used in) financing activities           (9,400)        (19,200)         55,600
                                                         -----------     -----------     -----------
Increase (decrease) in cash and short-term                    28,117         (86,142)           (646)
  investments

Cash and short-term investments at beginning of year          25,391         111,533         112,179
                                                         -----------     -----------     -----------
Cash and short-term investments at end of year           $    53,508     $    25,391     $   111,533
                                                         ===========     ===========     ===========


SEE ACCOMPANYING NOTES.

                        AUSA Life Insurance Company, Inc.

                 Notes to Financial Statements - Statutory Basis
                             (Dollars in thousands)

                                December 31, 1997

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

AUSA Life Insurance Company, Inc. ("the Company") is a stock life insurance company and is a wholly-owned subsidiary of First AUSA Life Insurance Company ("First AUSA") which, in turn, is a wholly-owned subsidiary of AEGON USA ("AEGON"). AEGON is a wholly-owned subsidiary of AEGON nv, a holding company organized under the laws of The Netherlands. On December 31, 1993, the Company entered into an assumption reinsurance agreement with Mutual of New York ("MONY") to transfer certain group pension business of MONY to the Company.

In July 1996, the Company completed a merger with International Life Investors Insurance Company ("ILI"), a wholly-owned subsidiary of Life Investors Insurance Company of America, another wholly-owned subsidiary of First AUSA, whereby ILI was merged directly into the Company. The Company received assets of $688,233 and liabilities of $635,189. The difference between assets and liabilities was transferred directly to capital and surplus. In accordance with National Association of Insurance Commissioners ("NAIC") statutory accounting principles, all prior period financial statements presented have been restated as if the merger took place at the beginning of such periods. Historical book values carried over from the separate companies to the combined entity.

NATURE OF BUSINESS

The Company primarily sells group fixed and variable annuities and group life coverages. The Company is licensed in 48 states and the District of Columbia and is actively in the process of becoming licensed in all 50 states. Sales of the Company's products are primarily through brokers.

BASIS OF PRESENTATION

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates and assumptions are utilized in the calculation of aggregate policy reserves, policy and contract reserves, guarantee fund assessment accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the financial statements.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Department of Insurance of the State of New York, which practices differ in some respects from generally accepted accounting principles. The more significant of these differences are as follows: (a) bonds are generally reported at amortized cost rather than segregating the portfolio into held-to-maturity (reported at amortized cost), available-for-sale (reported at fair value), and trading (reported at fair value) classifications; (b) acquisition costs of acquiring new business are charged to current operations as incurred rather than deferred and amortized over the life of the policies; (c) policy reserves on traditional life products are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest, and withdrawals which include a provision for possible unfavorable deviation from such assumptions; (d) policy reserves on certain investment products use discounting methodologies utilizing statutory interest rates rather than full account values; (e) reinsurance amounts are netted against the corresponding asset or liability rather than shown as gross amounts on the balance sheet; (f) deferred income taxes are not provided for the difference between the financial statement and income tax bases of assets and liabilities; (g) net realized gains or losses attributed to changes in the level of interest rates in the market are deferred and amortized over the remaining life of the bond or mortgage loan, rather than recognized as gains or losses in the statement of operations when the sale is completed; (h) declines in the estimated realizable value of investments are provided for through the establishment of a formula-determined statutory investment reserve (reported as a liability), changes to which are charged directly to surplus, rather than through recognition in the statement of operations for declines in value, when such declines are judged to be other than temporary; (i) certain assets designated as "non-admitted assets" have been charged to surplus rather than being reported as assets; (j) revenues for universal life and investment products consist of premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; (k) pension expense is recorded as amounts are paid; (l) adjustments to federal income taxes of prior years are charged or credited directly to unassigned surplus, rather than reported as a component of expense in the statement of operations; and (m) gains or losses on dispositions of business are charged or credited directly to unassigned surplus rather than being reported in the statement of operations. The effects of these variances have not been determined by the Company.

The National Association of Insurance Commissioners (NAIC) currently is in the process of recodifying statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, which is expected to be completed in 1998, will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments with remaining maturity of one year or less when purchased to be cash equivalents.

INVESTMENTS

Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts. Amortized costs for bonds and mortgage loans on real estate that were acquired through the reinsurance agreement, described earlier, were initially recorded at market value, consistent with the aforementioned agreement and as prescribed by the Department of Insurance of the State of New York. Amortization is computed using methods which result in a level yield over the expected life of the security. The Company reviews its prepayment assumptions on mortgage and other asset backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Investments in preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or market. Common stocks, which may include shares of mutual funds (money market and other), are carried at market. Real estate is reported at cost less allowances for depreciation. Depreciation is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other invested assets consist principally of investments in various joint ventures and are recorded at equity in underlying net assets. Other "admitted assets" are valued, principally at cost, as required or permitted by New York Insurance Laws.

Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve (AVR) is established by the Company to provide for anticipated losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve (IMR), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 1997, 1996 and 1995, the Company excluded investment income due and accrued of $473, $469 and $216, respectively, with respect to such practices.

The Company uses interest rate swaps as part of its overall interest rate risk management strategy for certain life insurance and annuity products. The Company entered into an interest rate swap contract to modify the interest rate characteristics of the underlying liabilities. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Deferred income for unrealized gains and losses on the securities valued at market at the time of the assumption reinsurance agreement (described in Note 4) are returned to MONY at the time of realization pursuant to the agreement.

AGGREGATE POLICY RESERVES

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.50 to 6.50 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 3.00 to
8.25 percent and mortality rates, where appropriate, from a variety of tables.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

POLICY AND CONTRACT CLAIM RESERVES

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

SEPARATE ACCOUNTS

Assets held in trust for purchases of separate account contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. Income and gains and losses with respect to these assets accrue to the benefit of the policyholders and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1996 and 1995 financial statements to conform to the 1997 presentation.

2. FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards (SFAS) No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires disclosure of fair value information about financial instruments, whether or not recognized in the statutory-basis balance sheet, for which it is practicable to estimate that value. SFAS No. 119, DISCLOSURES ABOUT DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS, requires additional disclosures about derivatives. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 and No. 119 exclude certain financial instruments and all nonfinancial instruments from their disclosure requirements and allow companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

2. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     CASH AND SHORT-TERM INVESTMENTS: The carrying amounts reported in the statutory-basis balance sheet for these instruments approximate their fair values.

     INVESTMENT SECURITIES: Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities are based on quoted market prices.

     MORTGAGE LOANS AND POLICY LOANS: The fair values for mortgage loans are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal its carrying value.

     INVESTMENT CONTRACTS: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

     INTEREST RATE SWAP: Estimated fair value of the interest rate swaps are based upon the pricing differential for similar swap agreements.

Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

2. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The following sets forth a comparison of the fair values and carrying values of the Company's financial instruments subject to the provisions of Statement of Financial Accounting Standards No. 107 and No. 119:


                                                       DECEMBER 31
                                             1997                        1996
                                  -------------------------    ------------------------
                                    CARRYING                   CARRYING
                                     VALUE       FAIR VALUE      VALUE       FAIR VALUE
                                  -----------    ----------    ----------    ----------
ADMITTED ASSETS
Bonds                              $3,795,509    $3,880,098    $3,495,667    $3,530,250
Preferred stocks                         --            --             125           120
Common stock                              144           144            18            18
Mortgage loans on real estate         495,009       504,947       618,633       619,479
Interest rate swap                       --             391          --            --

Policy loans                              739           739           755           755

Cash and short-term investments        53,508        53,508        25,391        25,391

Separate account assets             5,452,208     5,462,501     4,755,131     4,754,781

LIABILITIES
Investment contract liabilities     4,024,004     3,947,049     3,855,787     3,731,340
Separate account annuities          5,417,036     5,400,010     4,707,568     4,677,289


3. INVESTMENTS

The carrying value and estimated market value of investments in debt securities were as follows:


                                                            GROSS         GROSS       ESTIMATED
                                            CARRYING      UNREALIZED    UNREALIZED      FAIR
                                              VALUE         GAINS         LOSSES        VALUE
                                            ----------    ----------    ----------    ----------
DECEMBER 31, 1997
Bonds:
  United States Government and agencies     $   93,649    $      499    $      252    $   93,896
  State, municipal and other  government        55,336         1,413         1,761        54,988
  Public utilities                             251,071         4,943           892       255,122
  Industrial and miscellaneous               2,180,885        57,783         5,344     2,233,324
  Mortgage-backed securities                 1,214,568        31,185         2,985     1,242,768
                                            ----------    ----------    ----------    ----------
                                            $3,795,509    $   95,823    $   11,234    $3,880,098
                                            ==========    ==========    ==========    ==========

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

3. INVESTMENTS (CONTINUED)

                                                           GROSS          GROSS       ESTIMATED
                                            CARRYING     UNREALIZED     UNREALIZED      FAIR
                                              VALUE         GAINS         LOSSES        VALUE
                                            ----------    ----------    ----------    ----------
DECEMBER 31, 1996
Bonds:
  United States Government and  agencies    $  122,355    $    1,170    $    1,086    $  122,439
  State, municipal and other government         25,027           519            36        25,510
  Public utilities                             229,732         2,086         2,977       228,841
  Industrial and miscellaneous               2,031,086        33,621        14,895     2,049,812
  Mortgage-backed securities                 1,087,467        22,579         6,398     1,103,648
                                            ----------    ----------    ----------    ----------
                                             3,495,667        59,975        25,392     3,530,250
Preferred stocks                                   125             5            10           120
                                            ----------    ----------    ----------    ----------
                                            $3,495,792    $   59,980    $   25,402    $3,530,370
                                            ==========    ==========    ==========    ==========

The carrying value and estimated market value of bonds at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                               CARRYING      ESTIMATED
                                                 VALUE       FAIR VALUE
                                              ----------     ----------
Due in one year or less                       $  136,322     $  136,393
Due after one year through five years          1,371,927      1,398,781
Due after five years through ten years           915,324        938,972
Due after ten years                              157,368        163,184
                                              ----------     ----------
                                               2,580,941      2,637,330
                                              ----------     ----------
Mortgage-backed securities                     1,214,568      1,242,768
                                              ----------     ----------
                                              $3,795,509     $3,880,098
                                              ==========     ==========

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

3. INVESTMENTS (CONTINUED)

A detail of net investment income is presented below:

                                                 DECEMBER 31
                                        1997          1996          1995
                                      --------      --------      --------

  Interest on bonds and notes         $269,659      $251,923      $231,206
  Mortgage loans                        57,659        83,511        98,653
  Real estate                           13,976         7,225         2,400
  Dividends on equity investments            9            25           137
  Interest on policy loans                  39            34            40
  Derivative instruments                   100            --            --
  Other investment gain (loss)           1,340        (5,511)       (3,926)
                                      --------      --------      --------
  Gross investment income              342,782       337,207       328,510
                                      --------      --------      --------
  Investment expenses                   17,601        13,379        10,506
                                      --------      --------      --------
  Net investment income               $325,181      $323,828      $318,004
                                      ========      ========      ========


Proceeds from sales and maturities of debt securities and related gross realized gains and losses were as follows:

                                                 DECEMBER 31
                                        1997         1996          1995
                                      --------    ----------    ----------

  Proceeds                            $808,738    $  703,936    $  529,363
                                      ========    ==========    ==========

  Gross realized gains                $ 16,514    $    9,527    $    8,541
  Gross realized losses                (11,493)      (11,595)      (15,255)
                                      --------    ----------    ----------
  Net realized gains (losses)         $  5,021    $   (2,068)   $   (6,714)
                                      ========    ==========    ==========

At December 31, 1997, investments with an aggregate carrying value of $2,350 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

3. INVESTMENTS (CONTINUED)

Realized investment gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                                           REALIZED
                                               --------------------------------
                                                    YEAR ENDED DECEMBER 31
                                                 1997        1996        1995
                                               --------    --------    --------

Debt securities                                $  5,021    $ (2,068)   $ (6,714)
Common stock                                       --           244        --
Preferred stock                                      (7)        (44)       --
Short-term investments                               (6)       (115)        (24)
Mortgage loans on real estate                       287     (12,415)     (3,650)
Real estate                                       4,059        --          (628)
Other invested assets                             5,035       6,872      11,109
                                               --------    --------    --------
                                                 14,389      (7,526)         93

Tax effect                                         --           (87)        247
Transfer to interest maintenance reserve        (13,562)     (4,484)     (3,804)
                                               --------    --------    --------
Total realized gains (losses)                  $    827    $(12,097)   $ (3,464)
                                               ========    ========    ========


                                                      CHANGE IN UNREALIZED
                                             -----------------------------------
                                                    YEAR ENDED DECEMBER 31
                                               1997         1996          1995
                                             --------     --------      --------

Debt securities                              $ 50,011     $(80,600)     $265,890
Equity securities                                  21         (190)           74
                                             --------     --------      --------
Change in unrealized appreciation            $ 50,032     $(80,790)     $265,964
                                             ========     ========      ========


Gross unrealized gains and gross unrealized losses on equity securities at December 31, 1997, 1996 and 1995 were as follows:

                                                  YEAR ENDED DECEMBER 31
                                            1997           1996           1995
                                            -----          -----          -----
Unrealized gains                            $  38          $  16          $ 206
Unrealized losses                             (12)           (11)           (11)
                                            -----          -----          -----
Net unrealized gains                        $  26          $   5          $ 195
                                            =====          =====          =====

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

3. INVESTMENTS (CONTINUED)

During 1997, the Company issued mortgage loans with interest rates ranging from 8.10% to 8.72%. The maximum percentage of any one loan to the value of the underlying real estate at origination was 85%. No mortgage loans were non-income producing for the previous twelve months and, accordingly, no accrued interest related to these mortgage loans was excluded from investment income. During 1997, the Company refinanced the mortgage loans of one property with an aggregate carrying value of $24,888 to reduce the interest rates, as a result of the current interest rate environment. The Company requires all mortgage loans to carry fire insurance equal to the value of the underlying property.

During 1997, 1996 and 1995, there were $4,427, $28,929 and $14,264, respectively, in foreclosed mortgage loans that were transferred to real estate. At December 31, 1997 and 1996, the Company held a mortgage loan loss reserve in the asset valuation reserve of $20,191 and $8,368, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

        GEOGRAPHIC DISTRIBUTION                    PROPERTY TYPE DISTRIBUTION
    ------------------------------------          ----------------------------
                            DECEMBER 31                            DECEMBER 31
                           1997     1996                          1997    1996
                           ----     ----                          ----    ----
    Pacific                 20%       2%          Office           30%     42%
    South Atlantic          20       37           Apartment        23      10
    Mid-Atlantic            16        5           Retail           19      30
    E. North Central        16       21           Other            15      17
    Mountain                15       15           Industrial       13       1
    New England              7       10
    W. North Central         2        5
    W. South Central         2        5
    E. South Central         2       --

At December 31, 1997, the Company had the following investments, excluding U. S. Government guaranteed or insured issues, which individually represented more than ten percent of capital and surplus and the asset valuation reserve:

                                 CARRYING
  DESCRIPTION OF SECURITY         VALUE
-------------------------        ---------

Bonds:
  Chase Manhattan Corp.           $37,953
  PSEG Capital                     27,490

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

3. INVESTMENTS (CONTINUED)

The Company utilizes an interest rate swap agreement as part of its efforts to hedge and manage fluctuations in the market value of its investment portfolio attributable to changes in general interest rate levels and to manage duration mismatch of assets and liabilities. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e., the cost to replace the contract at current market rates should the counterparty default prior to settlement date). Credit loss exposure resulting from nonperformance by a counterparty for commitments to extend credit is represented by the contractual amounts of the instruments.

At December 31, 1997 and 1996, the Company's outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

                                               NOTIONAL AMOUNT
                                              1997         1996
                                             -------       -----
  Derivative securities:
    Interest rate swaps:
      Receive fixed - pay floating           $50,800        $ --


4. REINSURANCE

The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance assumed and ceded amounts for the year ended December 31:

                               1997          1996          1995
                            ----------    ----------    ----------
Direct premiums             $1,239,553    $1,135,315    $1,207,720
Reinsurance assumed              6,905         9,962        37,423
Reinsurance ceded               (4,546)      (27,583)      (38,308)
                            ==========    ==========    ==========
Net premiums earned         $1,241,912    $1,117,694    $1,206,835
                            ==========    ==========    ==========

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

4. REINSURANCE (CONTINUED)

The Company received reinsurance recoveries in the amounts of $1,633, $953 and $533 during 1997, 1996 and 1995, respectively.

The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 1997 and 1996 of $153,178 and $157,396, respectively.

On December 31, 1993, the Company and MONY entered into an assumption reinsurance agreement whereby all of the general account liabilities were novated to the Company from MONY as state approvals were received.

In accordance with the agreement, MONY will receive payments relating to the performance of the assets and liabilities that exist at the date of closing for a period of nine years. These payments will be reduced for certain administrative expenses as defined in the agreement. The Company will recognize operating gains and losses on renewal premiums received after December 31, 1993 of the business in-force at December 31, 1993, and on all new business written after that date. At the end of nine years, the Company will purchase from MONY the remaining transferred business inforce based upon a formula described in the agreement. At December 31, 1997 and 1996, the Company owed MONY $56,952 and $67,217, respectively, which represents the amount earned by MONY under the gain sharing calculation and certain fees for investment management services for the respective years.

In connection with the transaction, MONY purchased $150,000 and $50,000 in Series A and Series B notes, respectively, of AEGON. The proceeds were used to enhance the surplus of the Company. Both the Series A and Series B notes bear a market rate of interest and mature in nine years from the date of closing.

AEGON provides general and administrative services for the transferred business under a related agreement with MONY. The agreement specifies prescribed rates for expenses to administer the business up to certain levels. In addition, AEGON also provides investment management services on the assets underlying the new business written by the Company while MONY continues to provide investment management services for assets supporting the remaining policy liabilities which were transferred at December 31, 1993.

On October 1, 1995, the Company entered into a reinsurance agreement with a non-affiliate. As a result, the Company received $4,242 of assets, including $38 of cash, and $4,312 of liabilities. The difference between the assets and the liabilities of $70 was charged directly to unassigned surplus.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

5. INCOME TAXES

The Company files a separate federal income tax return.

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to loss from operations before taxes and realized capital losses for the following reasons:


                                                         YEAR ENDED DECEMBER 31
                                                       1997       1996       1995
                                                      -------    -------    -------
Computed tax expense (benefit) at federal statutory
  rate (35%)                                          $   946    $  (109)   $ 1,402
Tax reserve adjustment                                   (144)      (211)       755
Deferred acquisition cost - tax basis                   2,349        465        636
Carryforward (utilization) of operating loss           (1,275)     2,611      3,351
Excess tax depreciation                                   (16)       (13)      --
Dividend received deduction                            (1,566)        (4)      --
Prior year (over)/under accrual                            28        114        (67)
IMR amortization                                       (1,029)      (666)      (676)
Other items - net                                         735       (882)       187
                                                      -------    -------    -------
Federal income tax expense                            $    28    $ 1,305    $ 5,588
                                                      =======    =======    =======


Federal income tax expense (benefit) differs from the amount computed by applying the statutory federal income tax rate to realized gains (losses) due to the agreement between MONY and the Company, as discussed in Note 4 to the financial statements. In accordance with this agreement, these gains and losses are included in the net payments MONY will receive relating to the performance of the assets that existed at the date of closing. Accordingly, income taxes relating to gains and losses on such assets are not provided for on the income tax return filed by the Company.

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the policyholders' surplus account. No federal income taxes have been provided for in the financial statements on income deferred in the policyholders' surplus account ($797 at December 31, 1997). To the extent dividends are paid from the amount accumulated in the policyholders' surplus account, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the policyholders' surplus account become taxable, the tax thereon computed at current rates would amount to approximately $279.

At December 31, 1997 the Company had net operating loss carryforwards of approximately $19,155 which expire through 2011.

An examination by the Internal Revenue Service is underway for years 1993 -
1995.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

6. POLICY AND CONTRACT ATTRIBUTES

A portion of the Company's policy reserves and other policyholders' funds relate to liabilities established on a variety of the Company's products that are not subject to significant mortality or morbidity risk; however, there may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, are summarized as follows:


                                                                     DECEMBER 31
                                                          1997                     1996
                                                 -----------------------    --------------------
                                                               PERCENT                  PERCENT
                                                   AMOUNT      OF TOTAL       AMOUNT    OF TOTAL
                                                 ----------    --------     ----------  --------
Subject to discretionary withdrawal
  with market value adjustment                   $  910,528        9%       $  834,176     10%
Subject to discretionary withdrawal at book
  value less surrender charge                     1,032,460       11         1,583,989     18
Subject to discretionary withdrawal at market
  value                                           2,772,795       29         2,254,074     26
Subject to discretionary withdrawal at book
  value (minimal or no charges or adjustments)    2,565,002       27         1,913,542     22
Not subject to discretionary withdrawal
  provision                                       2,314,542       24         2,136,222     24
                                                 ----------      ---        ----------    ---
                                                  9,595,327      100%        8,722,003    100%
                                                 ==========      ===        ==========    ===
  Less reinsurance ceded                            152,726                    157,039

  Total policy reserves on annuities and
    deposit fund liabilities                     $9,442,601                 $8,564,964
                                                 ==========                 ==========

Separate and variable account assets held by the Company represent contracts where the benefit is determined by the performance of the investments held in the separate account. Information regarding the separate accounts of the Company as of and for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                       GUARANTEED    NON-GUARANTEED
                                        SEPARATE       SEPARATE
                                        ACCOUNT         ACCOUNT        TOTAL
                                      -----------    --------------  ----------
Premiums, deposits and other
 considerations for the year ended
 December 31, 1997                    $   147,638     $   596,581    $  744,219
                                      ===========     ===========    ==========

Reserves for separate accounts with
 assets as of December 31, 1997 at:
 Fair value                           $ 2,204,931     $ 2,589,401   $ 4,794,332
 Amortized cost                           622,703              --       622,703
                                      -----------     -----------   -----------
Total                                 $ 2,827,634     $ 2,589,401   $ 5,417,035
                                      ===========     ===========   ===========

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

6. POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

                                       GUARANTEED    NON-GUARANTEED
                                        SEPARATE        SEPARATE
                                         ACCOUNT        ACCOUNT        TOTAL
                                      --------------  ------------- -----------
Premiums, deposits and other
 considerations for the year ended
 December 31, 1996                    $       --      $   716,524   $   716,524
                                      ===========     ===========   ===========

Reserves for separate accounts with
 assets as of December 31, 1996 at:
 Fair value                           $ 2,022,843     $ 2,071,160   $ 4,094,003
 Amortized cost                           613,565              --       613,565
                                      ===========     ===========   ===========
Total                                 $ 2,636,408     $ 2,071,160   $ 4,707,568
                                      ===========     ===========   ===========

Premiums, deposits and other
 considerations for the year ended
 December 31, 1995                    $   --          $   536,128   $   536,128
                                      ===========     ===========   ===========

Reserves for separate accounts with
 assets as of December 31, 1995 at:
  Fair value                          $ 2,147,500     $ 1,491,225   $ 3,638,725
  Amortized cost                          599,254              --       599,254
                                      --------------  -----------   -----------
Total                                 $ 2,746,754     $ 1,491,225   $ 4,237,979
                                      ==============  ===========   ===========

There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of separate account liabilities on these products, by withdrawal characteristics, are summarized as follows:


                                          GUARANTEED    NON-GUARANTEED
                                           SEPARATE        SEPARATE
                                            ACCOUNT         ACCOUNT          TOTAL
                                         ------------   ---------------   -----------
DECEMBER 31, 1997
Subject to discretionary withdrawal
  with market value adjustment           $    358,061     $        --     $   358,061
Subject to discretionary withdrawal
  at book value less surrender charge         264,642              --         264,642
Subject to discretionary withdrawal
  at market value                             180,802       2,589,401       2,770,203
Not subject to discretionary withdrawal     2,024,129              --       2,024,129
                                          ===========     ===========     ===========
                                          $ 2,827,634     $ 2,589,401     $ 5,417,035
                                          ===========     ===========     ===========

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

6. POLICY AND CONTRACT ATTRIBUTES (CONTINUED)


                                           GUARANTEED   NON-GUARANTEED
                                            SEPARATE      SEPARATE
                                             ACCOUNT       ACCOUNT           TOTAL
                                          -----------   --------------    -----------
DECEMBER 31, 1996
Subject to discretionary withdrawal
  with market value adjustment            $   269,991     $        --     $   269,991
Subject to discretionary withdrawal
  at book value less surrender charge         279,399              --         279,399
Subject to discretionary withdrawal
  at market value                             181,158       2,071,160       2,252,318
Not subject to discretionary withdrawal     1,905,860              --       1,905,860
                                          ===========     ============    ===========
                                          $ 2,636,408     $ 2,071,160     $ 4,707,568
                                          ===========     ============    ===========

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                      1997        1996          1995
                                                   ---------    ---------     --------
Transfers as reported in the summary of
 operations of the separate accounts
 statement:
  Transfers to separate accounts                   $ 744,188    $ 716,525     $ 536,128
  Transfers from separate accounts                   760,248      502,244       404,120
                                                   ---------    ---------     ---------
Net transfers to (from) separate accounts            (16,060)     214,281       132,008
  Reconciling adjustments - HUB level fees not
    paid to AUSA general account                      13,756       13,520         7,904
                                                   =========     ========     =========
Transfers as reported in the summary of
 operations of the life, accident and health       $  (2,304)   $ 227,802     $ 139,912
                                                   =========    =========     =========

Reserves on the Company's traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 1997 and 1996, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

6. POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

                                               GROSS       LOADING        NET
                                              -------      -------      -------
DECEMBER 31, 1997
Ordinary direct first year business           $    29      $    21      $     8
Ordinary direct renewal business                2,976           49        2,927
Group life direct business                        125           19          106
Credit life                                        41         --             41
Reinsurance ceded                                 (14)        --            (14)
                                              -------      -------      -------
                                                3,157           89        3,068
Accident and health:
  Direct                                          230         --            230
  Reinsurance ceded                               (51)        --            (51)
                                              -------      -------      -------
Total accident and health                         179         --            179
                                              =======      =======      =======
                                              $ 3,336      $    89      $ 3,247
                                              =======      =======      =======
DECEMBER 31, 1996
Ordinary direct first year business           $    83      $    (1)     $    84
Ordinary direct renewal business                3,078           25        3,053
Group life direct business                        135           22          113
Credit life                                         5         --              5
Reinsurance ceded                                (163)        --           (163)
                                              -------      -------      -------
                                                3,138           46        3,092
Accident and health:
  Direct                                          165         --            165
  Reinsurance ceded                              --           --           --
                                              -------      -------      -------
Total accident and health                         165         --            165
                                              =======      =======      =======
                                              $ 3,303      $    46      $ 3,257
                                              =======      =======      =======

At December 31, 1997 and 1996, the Company had insurance in force aggregating $597,855 and $615,025, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Department of Insurance of the State of New York. The Company established policy reserves of $1,476 and $1,520 to cover these deficiencies at December 31, 1997 and 1996, respectively.

7. DIVIDEND RESTRICTIONS

Generally, an insurance company's ability to pay dividends is limited to the amount that their net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payment of such amounts as dividends may be subject to approval by regulatory authorities. The Company is not entitled to pay out any dividends in 1998 without prior approval.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

8. RETIREMENT AND COMPENSATION PLANS

The Company's employees participate in a qualified benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the FASB 87 expense as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. The Company was allocated $0, $13 and $14 of pension expense for the years ended December 31, 1997, 1996 and 1995, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements, are participants of the plan. Participants may elect to contribute up to fifteen percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. The Company was allocated $12, $21 and $8 of expense for the years ended December 31, 1997, 1996 and 1995, respectively.

AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. AEGON also sponsors an employee stock option plan for individuals employed at least three years and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans calculated on the pay-as-you-go basis are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $2 and $2 for the years ended December 31, 1996 and 1995, respectively. No expense related to these plans was recorded for 1997.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

9. RELATED PARTY TRANSACTIONS

In accordance with an agreement between AEGON and the Company, AEGON will ensure the maintenance of certain minimum tangible net worth, operating leverage and liquidity levels of the Company, as defined in the agreement, through the contribution of additional capital by the Company's parent as needed.

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 1997, 1996 and 1995, the Company paid $3,630, $3,539 and $3,961, respectively, for these services, which approximates their costs to the affiliates.

Payable to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate of 5.60% at December 31, 1997. During 1997, 1996 and 1995, the Company paid net interest of $142, $29 and $289, respectively, to affiliates.

10. COMMITMENTS AND CONTINGENCIES

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion, after consultation with counsel and a review of available facts, that damages arising from such demands will not be material to the Company's financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. In accordance with the purchase agreement, assessments related to periods prior to the purchase of the Company will be paid by Dreyfus. Assessments attributable to business reinsured from MONY for premiums received prior to the date of the transaction will be paid by MONY. The Company will be responsible for assessments, if any, attributable to premium income after the date of purchase. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Association. The guaranty fund expense was $572, $167 and $(207) for the years ended December 31, 1997, 1996 and 1995, respectively.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

11. YEAR 2000 (UNAUDITED)

AEGON has adopted and has in place a Year 2000 Assessment and Planning Project (the "Project") to review and analyze its information technology and systems to determine if they are Year 2000 compatible. The Company has begun to convert or modify, where necessary, critical data processing systems. It is contemplated that the plan will be substantially completed by early 1999. The Company does not expect this project to have a significant effect on operations. However, to mitigate the effect of outside influences upon the success of the project, the Company has undertaken communications with its significant customers, suppliers and other third parties to determine their Year 2000 compatibility and readiness. Management believes that the issues associated with the Year 2000 will be resolved with no material financial impact on the Company.

Since the Year 2000 computer problem, and its resolution is complex and multifaceted, the success of a response plan cannot be conclusively known until the Year 2000 is reached (or an earlier date to the extent that systems or equipment addresses Year 2000 date data prior to the Year 2000). Even with appropriate and diligent pursuit of a well-conceived Project, including testing procedures, there is no certainty that any company will achieve complete success. Notwithstanding the efforts or results of the Company, its ability to function unaffected to and through the Year 2000 may be adversely affected by actions (or failure to act) of third parties beyond its knowledge or control.

                        AUSA Life Insurance Company, Inc.

                       Summary of Investments - Other Than
                         Investments in Related Parties
                             (Dollars in thousands)

                                December 31, 1997

SCHEDULE I

                                                                   AMOUNT AT WHICH
                                                          MARKET     SHOWN IN THE
       TYPE OF INVESTMENT                   COST (1)      VALUE     BALANCE SHEET
                                           ----------   ---------- ---------------
FIXED MATURITIES
Bonds:
  United States Government and
    government agencies and authorities     $  578,548   $  591,837   $  578,548
  States, municipalities and political
    subdivisions                                69,321       71,465       69,321
  Foreign governments                           42,195       40,618       42,195
  Public utilities                             251,071      255,123      251,071
  All other corporate bonds                  2,854,374    2,921,055    2,854,374
                                            ----------   ----------   ----------
Total fixed maturities                       3,795,509    3,880,098    3,795,509

EQUITY SECURITIES
Common stocks - industrial, miscellaneous
  and all other                                    118          144          144
                                            ----------   ----------   ----------
Total equity securities                            118          144          144

Mortgage loans on real estate                  495,009                   495,009
Real estate acquired in satisfaction
  of debt                                       45,695                    45,695
Policy loans                                       739                       739
Cash and short-term investments                 53,508                    53,508
Other long-term investments                     22,309                    22,309
                                            ----------                ----------
Total investments                           $4,412,887                $4,412,913
                                            ==========                ==========

-------------------------
(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

                        AUSA Life Insurance Company, Inc.

                       Supplementary Insurance Information
                             (Dollars in thousands)

SCHEDULE III

                                   FUTURE POLICY                   POLICY AND
                                   BENEFITS AND      UNEARNED       CONTRACT
                                     EXPENSES        PREMIUMS      LIABILITIES
                                   ------------      --------      -----------
YEAR ENDED DECEMBER 31, 1997
Individual life                      $ 71,117         $  --           $ 4,187
Individual health                       6,607           2,657           9,050
Group life and health                     214            --              --
Annuity                               843,141            --              --
                                     --------         -------         -------
                                     $921,079         $ 2,657         $13,237
                                     ========         =======         =======
YEAR ENDED DECEMBER 31, 1996
Individual life                      $ 19,493         $  --           $ 3,826
Individual health                       7,687           2,493          11,160
Group life and health                     223            --              --
Annuity                               768,212            --              --
                                     --------         -------         -------
                                     $795,615         $ 2,493         $14,986
                                     ========         =======         =======
YEAR ENDED DECEMBER 31, 1995
Individual life                      $ 17,935         $  --           $ 3,716
Individual health                       8,009           2,842          13,515
Group life and health                     224            --              --
Annuity                               709,122            --              --
                                     --------         -------         -------
                                     $735,290         $ 2,842         $17,231
                                     ========         =======         =======



                      NET         BENEFITS, CLAIMS       OTHER
  PREMIUM         INVESTMENT    LOSSES AND SETTLEMENT   OPERATING        PREMIUMS
  REVENUE           INCOME*          EXPENSES           EXPENSES*        WRITTEN
----------        ----------    ---------------------   ---------        --------
$   58,696         $  3,949         $   56,689           $  3,393            --
    27,836            1,130             15,615              6,914         $26,560
     8,575              265              7,080              1,544           7,977
 1,146,805          319,837          1,335,808            155,513            --
----------         --------         ----------           --------
$1,241,912         $325,181         $1,415,192           $167,364
==========         ========         ==========           ========

$    8,468         $  2,040         $    9,087           $    734            --
    40,479            1,734             25,674             12,534         $40,098
     8,092              372              6,056              3,044          10,683
 1,060,655          319,682          1,016,105            381,285
----------         --------         ----------           --------
$1,117,694         $323,828         $1,056,922           $397,597
==========         ========         ==========           ========

$    8,388         $  1,634         $    8,062           $    770            --
    46,975            1,438             29,657             15,204         $46,558
     7,049              306              5,293                970           6,074
 1,144,423          314,626          1,181,235            290,402
----------         --------         ----------           --------
$1,206,835         $318,004         $1,224,247           $307,346
==========         ========         ==========           ========

----------------------
* Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.



                        AUSA Life Insurance Company, Inc.

                                   Reinsurance
                             (Dollars in thousands)

SCHEDULE IV

                                                                        ASSUMED                          PERCENTAGE
                                                       CEDED TO           FROM                           OF AMOUNT
                                       GROSS             OTHER            OTHER               NET        ASSUMED TO
                                       AMOUNT          COMPANIES        COMPANIES            AMOUNT          NET
                                     ----------        ---------        ----------         ----------    ----------
YEAR ENDED DECEMBER 31, 1997
Life insurance in force              $1,559,108         $37,433         $  216,838         $1,738,513          12%
                                     ==========         =======         ==========         ==========    ========
Premiums:
  Individual life                    $   57,604         $   266         $    1,358         $   58,696           2%
  Individual health                      27,044               4                796             27,836           3
  Group life and health                   9,103             537                  9              8,575          --
  Annuity                             1,145,802           3,739              4,742          1,146,805          --
                                     ----------         -------         ----------         ----------    --------
                                     $1,239,553         $ 4,546         $    6,905         $1,241,912           1%
                                     ==========         =======         ==========         ==========    ========
YEAR ENDED DECEMBER 31, 1996
Life insurance in force              $1,238,554         $68,804         $  241,117         $1,410,867          17%
                                     ==========         =======         ==========         ==========    ========
Premiums:
  Individual life                    $    7,652         $   560         $    1,376         $    8,468          16%
  Individual health                      39,593               4                890             40,479           2
  Group life and health                   8,085            --                    7              8,092          --
  Annuity                             1,079,985          27,019              7,689          1,060,655           1
                                     ----------         -------         ----------         ----------    --------
                                     $1,135,315         $27,583         $    9,962         $1,117,694           1%
                                     ==========         =======         ==========         ==========    ========
YEAR ENDED DECEMBER 31, 1995
Life insurance in force              $1,497,961         $34,206         $  266,127         $1,729,882          15%
                                     ==========         =======         ==========         ==========    ========
Premiums:
  Individual life                    $    7,348         $   359         $    1,399         $    8,388          17%
  Individual health                      46,609               5                371             46,975           1
  Group life and health                   7,043            --                    6              7,049          --
  Annuity                             1,146,720          37,944             35,647          1,144,423           3
                                     ----------         -------         ----------         ----------    --------
                                     $1,207,720         $38,308         $   37,423         $1,206,835           3%
                                     ==========         =======         ==========         ==========    ========

                                   PART II.
                               OTHER INFORMATION

                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

               REPRESENTATION PURSUANT TO SECTION 26(E) (2) (A)

      AUSA Life Insurance Company, Inc. ("AUSA Life") hereby represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by AUSA Life.

                   STATEMENT WITH RESPECT TO INDEMNIFICATION

      Provisions exist under the New York Law, the Articles of Incorporation of AUSA Life and the Amended and Restated By-Laws of AUSA Life whereby AUSA Life may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.

                       NEW YORK BUSINESS CORPORATION LAW

SECTION 722. AUTHORIZATION FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS

(a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

(b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

(c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, this testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of
(1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such portion of the settlement amount and expenses as the court deems proper.

(d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

                         AMENDED AND RESTATED BYLAWS

                                  ARTICLE II

                         DIRECTORS AND THEIR MEETINGS

      SEC. 7. Any person made a party to any action, suit, or proceeding by reason of the fact that he, his testator or intestate, is or was a director, officer, or employee of the Company or of any Company which he served as such at the request of the Company, shall be indemnified by the Company against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceeding, or in connection with appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such officer, Director, or employee is liable for negligence or misconduct in the performance of his duties. The Company may also reimburse to any Director, officer, or employee the reasonable costs of settlement of any such action, suit, or proceeding, if it shall be found by a majority of a committee composed of the Directors not involved in the matter of controversy (whether or not a quorum) that it was in the interest of the Company that such settlement be made and that such Director, officer or employee was not guilty of negligence or misconduct. The amount to be paid, in each instance, pursuant to action of the Board of Directors, and the stockholders shall be given notice thereof in accordance with applicable provisions of law. Such right of indemnification shall not be deemed exclusive of any other rights to which such Director, officer, or employee may be entitled.

                             RULE 484 UNDERTAKING

      Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:


   The facing sheet
   The Prospectus, consisting of 78 pages
   The undertaking to file reports
   Representation Pursuant to Section 26(e)(2)(A)
   Statement with respect to indemnification
   Rule 484 undertaking
   The signatures


Written consent of the following persons:

   (a)   Alan Yaeger
   (b)   Robert F. Colby, Esq.
   (c)   Sutherland, Asbill & Brennan LLP
   (d)   Ernst & Young LLP

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2

   A. (1)   Resolution of the Board of Directors of AUSA Life establishing the Series Account (1)
      (2)   Not Applicable
      (3)   Distribution of Policies:
               (a) Form of Participation Agreement Among AUSA Life Insurance Company, Inc., Western Reserve Life Assurance Co. of Ohio and WRL Series Fund, Inc.
               (b)  (i)  Form of Master Service and Distribution Compliance
                         Agreement (1)
                    (ii) Form of Broker/Dealer Supervisory and Service Agreement
                         (1)
               (c)   See Exhibit 1.A.(3)(c)(ii)
      (4)   Not Applicable
      (5)   (a) Specimen Flexible Premium Variable Life Insurance Policy
            (b) Joint Insured Term Rider
            (c) Individual Insured Rider
            (d) Wealth Protector Rider
      (6)   (a) Certificate of Incorporation of AUSA Life (1)
            (b) Amended and Restated By-Laws of AUSA Life (1)
      (7)    Not Applicable
      (8)    Not Applicable
      (9)    Not Applicable
      (10)   Application for Flexible Premium Variable Life Insurance Policy (1)
      (11)   Memorandum describing issuance, transfer and redemption procedures


2. See Exhibit 1.A.4.

3. Opinion of Counsel as to the legality of the securities being registered (1)

4. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I

5. Not Applicable

6. Opinion and consent of Alan Yaeger as to actuarial matters pertaining to the securities being registered

7. Consent of Robert F. Colby, Esq.

8. Consent of Sutherland, Asbill & Brennan LLP

9. Consent of Ernst & Young LLP

10. Power(s) of Attorney (1)

----------------------------------------

(1) This exhibit was previously filed on Pre-Effective Amendment No 2 to Form S-6 Registration Statement dated October 20, 1997 (File No. 33-86696) and is incorporated herein by reference.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, AUSA Series Life Account, has duly caused this Pre-Effective Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Largo, County of Pinellas, Florida on the 22nd day of June, 1998.

(SEAL)                                      AUSA SERIES LIFE ACCOUNT
                                            ------------------------
                                                   Registrant


                                            AUSA LIFE INSURANCE COMPANY, INC.
                                            --------------------------------
                                                   Depositor

ATTEST:

/s/ THOMAS E. PIERPAN                       By: /s/ LARRY G. BROWN
---------------------                          --------------------
Thomas E. Pierpan                           Larry G. Brown
Assistant Secretary                         Chairman of the Board
(SEAL)                                      (SEAL)


     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     SIGNATURE AND TITLE                                       DATE
     -------------------                                       ----

 /s/ LARRY G. BROWN                                        June 22, 1998
-----------------------------
Larry G. Brown, Chairman of the
Board and Secretary

/s/ WILLIAM BROWN, JR.                                     June 22, 1998
-----------------------------
William Brown, Jr., Director*

/s/ PATRICK S. BAIRD                                       June 22, 1998
-----------------------------
Patrick S. Baird, Vice President
and Chief Financial Officer*

/s/ WILLIAM L. BUSLER                                      June 22, 1998
-----------------------------
William L. Busler, Director*

/s/ JACK R. DYKHOUSE                                       June 22, 1998
----------------------------
Jack R. Dykhouse, Director*

/s/ STEVEN E. FRUSHTICK                                    June 22, 1998
----------------------------
Steven E. Frushtick, Director*

/s/ C. THOR HANSON                                         June 22, 1998
----------------------------
C. Thor Hanson, Director*

/s/ B. LARRY JENKINS                                       June 22, 1998
----------------------------
B. Larry Jenkins, Director*

/s/ PETER P. POST                                          June 22, 1998
----------------------------
Peter P. Post, Director*

/s/ COR H. VERHAGEN                                        June 22, 1998
----------------------------
Cor H. Verhagen, Director*

/s/ E. KIRBY WARREN                                        June 22, 1998
----------------------------
E. Kirby Warren, Director*

/s/ TOM A. SCHLOSSBERG                                     June 22, 1998
-----------------------------
Tom A. Schlossberg, Director
and President*

/s/ COLETTE F. VARGAS                                      June 22, 1998
-----------------------------
Colette F. Vargas, Director
and Chief Actuary*

/s/ VERA F. MIHAIC                                         June 22, 1998
-----------------------------
Vera F. Mihaic, Director
and Vice President*

/s/ BRENDA CLANCY                                          June 22, 1998
-----------------------------
Brenda Clancy, Treasurer*

/s/ PATRICK E. FALCONIO                                    June 22, 1998
-----------------------------
Patrick E. Flaconio, Senior
Vice President and Chief
Investment Officer*

*  /s/ THOMAS E. PIERPAN
----------------------------
   Signed by Thomas E. Pierpan
   as Attorney-in-Fact

                                  Exhibit Index

EXHIBIT                               DESCRIPTION
  NO.                                 OF EXHIBIT
-------                               -----------


1.A.(3)(a)           Form of Participation Agreement Among AUSA Life Insurance
                     Company, Inc., Western Reserve Life Assurance Co. of Ohio and WRL Series Fund, Inc.

1.A.(5)(a)           Specimen Flexible Premium Variable Life Insurance Policy
       (b)           Joint Insured Term Rider
       (c)           Individual Insured Rider
       (d)           Wealth Protector Rider

1.A.(11) Memorandum describing issuance, transfer and redemption procedures

6. Opinion and Consent of Alan Yaeger as to actuarial matters pertaining to the securities being registered

7.                   Consent of Robert F. Colby, Esq.

8.                   Consent of Sutherland, Asbill & Brennan LLP

9.                   Consent of Ernst & Young LLP